Legg Mason, Inc. 2007 Annual Report

# LEGG MASON

## Global Asset Management





# ON THE GROUND, AROUND THE WORLD

## Our Major Office Locations Worldwide:

**Barrett Associates**
*New York*

**Bartlett & Co.**
*Cincinnati*

**Batterymarch Financial Management**
*Boston*
*London*

**Brandywine Global Investment Management**
*Philadelphia*
*Chicago*
*San Francisco*
*Singapore*

**ClearBridge Advisors**
*New York*
*San Francisco*

**Legg Mason Capital Management**
*Baltimore*

**Legg Mason International Equities**
*London*
*Hong Kong*
*Melbourne*
*New York*
*São Paulo*
*Singapore*
*Warsaw*

**Legg Mason International Distribution**
*Baltimore*
*Frankfurt*
*Hong Kong*
*London*
*Luxembourg*
*Madrid*
*Melbourne*
*Miami*
*New York*
*Paris*
*Santiago*
*Singapore*
*Sydney*
*Taipei*
*Tokyo*
*Toronto*
*Warsaw*
*Waterloo*

**Legg Mason Investment Counsel & Trust**
*Baltimore*
*Chicago*
*Cincinnati*
*New York*
*Philadelphia*

**Legg Mason Investor Services**
*Baltimore*
*New York*
*Stamford*

**Legg Mason Real Estate Investors**
*Los Angeles*

**Permal Group**
*London*
*New York*
*Boston*
*Dubai*
*Hong Kong*
*Nassau*
*Paris*
*Singapore*

**Private Capital Management**
*Naples, FL*

**Royce & Associates**
*New York*

**Western Asset Management**
*Pasadena*
*Hong Kong*
*London*
*Melbourne*
*New York*
*São Paulo*
*Singapore*
*Tokyo*

LEGG MASON, INC. is one of the largest independent asset management firms in the world. At fiscal year end, we had $969 billion of assets under management, of which $324 billion was managed on behalf of clients domiciled outside the United States. We now have professional staff on-the-ground in 20 cities and 16 countries around the world, in addition to the United States.

Our aim is to be one of the best asset management firms in the world. Achieving this aim requires that we exercise uncompromising standards of excellence in all aspects of our business.

The central tenet of our management philosophy, which we believe has been fundamental to our success, is that we rigorously support and protect the investment independence of our managers. We believe this is essential to their achievement of investment excellence over the long term. We also help our managers stay focused on their business of investing by introducing their expertise, through mutual funds and similar products that mirror their core competencies, to institutional and individual investors around the world.

During the past year, we have executed one of the largest business consolidations and realignments in the history of our industry. The integration of our business is complete, and the infrastructure for our future growth is in place. We now believe we can return to the business of growth.

# FINANCIAL HIGHLIGHTS

*(dollars in thousands, except per share amounts)*

| Years Ended March 31, | 2003 | 2004 | 2005 | 2006 | **2007** |
|---|---|---|---|---|---|
| OPERATING RESULTS[1] | | | | | |
| Operating revenues | $ 803,146 | $ 1,153,076 | $1,570,700 | $2,645,212 | **$4,343,675** |
| Operating income | 214,518 | 326,248 | 489,117 | 679,730 | **1,028,298** |
| Income from continuing operations before income tax provision and minority interest | 181,202 | 301,563 | 470,758 | 715,462 | **1,043,854** |
| Net income[2] | 190,909 | 297,764 | 408,431 | 1,144,168 | **646,818** |
| PER COMMON SHARE | | | | | |
| Diluted income[2] | $ 1.78 | $ 2.65 | $ 3.53 | $ 8.80 | **$ 4.48** |
| Income from continuing operations per diluted share | 1.07 | 1.68 | 2.56 | 3.35 | **4.48** |
| Cash income from continuing operations per diluted share[3] | 1.40 | 1.98 | 3.17 | 4.10 | **5.86** |
| Dividends declared | 0.287 | 0.373 | 0.550 | 0.690 | **0.810** |
| Book value | 12.39 | 15.18 | 20.97 | 41.67 | **45.99** |
| FINANCIAL CONDITION | | | | | |
| Total assets | $6,067,450 | $7,282,483 | $8,219,472 | $9,302,490 | **$9,604,488** |
| Total stockholders' equity | 1,247,957 | 1,559,610 | 2,293,146 | 5,850,116 | **6,541,490** |

1 Reflects results of CAM and Permal since acquisition in fiscal 2006 and except for Net income excludes discontinued private client, capital markets and mortgage banking and servicing operations, where applicable.

2 Fiscal 2006 includes gain on sale of discontinued operations of $644,040 or $4.94 per share.

3 Cash income from continuing operations per diluted share represents a performance measure that is based on a methodology other than generally accepted accounting principles ("non-GAAP"). For more information regarding this non-GAAP financial measure, see Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report and the corporate website at www.leggmason.com under the "Investor Relations—Financial Highlights" section.


OPERATING REVENUES (dollars in millions)
NET INCOME (dollars in millions)
DILUTED EARNINGS PER SHARE (dollars)
CASH INCOME FROM CONTINUING OPERATIONS PER DILUTED SHARE (dollars)
STOCKHOLDERS' EQUITY (dollars in billions)
5,000 4,000 3,000 2,000 1,000
1,200 960 720 480 240
10.00 8.00 6.00 4.00 2.00
6.00 4.80 3.60 2.40 1.20
7.00 5.60 4.20 2.80 1.40
03 04 05 06 07

☐ The portion of the bars in light blue above represents the gain on sale of our discontinued operations of $644.0 million or $4.94 per share.



LEGG MASON

## ASSETS UNDER MANAGEMENT[1]

*(dollars in billions)*



1,000
800
600
400
200
$44
$71
$89
$112
$140
$177
$192
$286
$375
$868
$969
97
98
99
00
01
02
03
04
05
06
07
(Fiscal Years Ended March 31)


[1] Includes assets under management acquired in acquisitions. The light blue portion of the 06 bar represents $408.6 billion of assets under management acquired in the December 1, 2005 closing of our transaction with Citigroup.



Raymond A. ("Chip") Mason
Chairman, President and Chief Executive Officer

# TO OUR STOCKHOLDERS

At Legg Mason, we just completed our first full year as a pure asset manager and one of the largest independent asset management firms in the world.

As most of you know, at the end of calendar 2005 our firm completed two transactions that doubled our assets under management, broadened our investment capabilities into several new currencies and asset classes, dramatically expanded our on-the-ground presence around the world, and introduced us to new markets and distribution channels that will be vital to our future success in an open architecture world.

During the last 12 months, we have executed one of the largest business consolidations and realignments in the history of our industry. Our focus this year has been on retaining our key people, our clients and our managed assets while realigning and rationalizing our global fund and distribution platforms, as well as integrating and building out our global technology platforms and other key infrastructure worldwide.

I am very pleased to report that we ended this fiscal year with $968.5 billion of assets under management, up $100.9 billion from the $867.6 billion we managed a year ago. Our managed assets now include $324.0 billion from clients domiciled outside the United States, and our managers now have over 725 employees on-the-ground in 20 cities in 16 countries around the world, in addition to the United States.

In the last 12 months, we have successfully completed the realignment and rationalization of our mutual fund families in the United States, and now have a more streamlined set of products utilizing our best investment management capabilities.

We have also largely completed the consolidation and rationalization of our international, cross-border funds. These funds are sold throughout Europe, Asia, the Middle East and the Americas and have now been approved for distribution in Hong Kong, Singapore and Taiwan. In total, investors in over 180 countries have now invested in Legg Mason's proprietary cross-border funds.[1]

Our non-US fund presence now includes "local" fund families in eight countries—up from two prior to the Citigroup transaction—that are directed only to investors in such countries. In addition to the United Kingdom and Singapore, where we have had local fund families for several years, we now also have local fund families in Australia, Brazil, Chile, Hong Kong, Japan and Poland. Each of these fund families offers a range of local, regional and international or global funds, offering investors not only the expertise of their locally based investment staffs but now also the expertise of other members of the Legg Mason group around the world.

[1] Excludes Permal funds.



Western Asset has proven—once again this year—its ability to grow without negatively affecting its investment performance. As shown above, investment staff meetings take advantage of videoconferencing to permit participation by its investment professionals around the world.

Most recently, Legg Mason has received the regulatory approvals necessary to permit our offering a fund to investors in Australia that will be invested in one of Permal's core funds. This fund will be the first Legg Mason proprietary fund to feature Permal.

## BUSINESS HIGHLIGHTS

As indicated above, Legg Mason ended the year with $968.5 billion of assets under management, an increase of $100.9 billion from the $867.6 billion we managed a year ago. Currently, one-third of our total assets under management, or $324.0 billion, are managed on behalf of clients domiciled outside the United States, in more than 190 countries.

Permal, which is one of the world's largest and oldest managers of funds of hedge funds, increased its assets under management by 33% during the year and by almost 75% since we acquired the firm in November 2005, reflecting continued strong net client flows and continued strong performance. Close to 80% of Permal's assets under management are in multi-manager funds distributed outside the United States, to investors in more than 90 countries.

Western Asset—our legacy manager most affected by the Citigroup transaction in terms of the workload required to absorb over $275 billion in new assets and the related clients, and supporting staff and systems—had an exceptional year under the circumstances, with its assets under management up 16%, and with approximately 60% of the increase from net client flows.



Throughout its history of growth, Western Asset has retained its unique culture, including its collegiality.

ClearBridge Advisors—the new asset management company we established to absorb, consolidate and manage most of the active US equity assets, products and personnel that came to us from Citigroup—experienced continued outflows during the year, partially as expected due to the fund rationalization process and partially due to investment performance.

The non-US equity assets and investment staffs acquired from Citigroup, which have largely become part of the newly formed Legg Mason International Equities ("LMIE") group or Legg Mason's International Distribution platform, saw their combined assets under management grow over 40% during the year, thanks to their performance in the strong equity markets outside the United States.

Testament to the success of Western Asset's integration of the former Citigroup fixed income and liquidity assets onto its platform, our long-term fixed income assets under management ended the year at $470.9 billion, up $60.3 billion, or 15%, from the year ago total of $410.6 billion, while our liquidity assets under management ended the year at $159.6 billion (or 16% of our total), having increased by $27.5 billion, or 21%, from $132.1 billion a year ago. Our equity assets under management increased by $13.1 billion, or 4%, over the last 12 months, ending the year at $338.0 billion (35% of our total), up from $324.9 billion a year ago.

Overall, we now have $335.5 billion invested in our proprietary funds around the world, which represents an increase of $47.1 billion, or 16%, from $288.4 billion a year ago. Of these amounts, $252.9 billion (versus $229.0 billion) is in funds registered in the United States, while the remaining $82.6 billion (versus $59.4 billion) is in offshore and other non-US funds, sourced from clients in over 180 countries.[2]

[2] Excludes Permal's and Legg Mason Canada's funds sponsored by external parties, as we classify them as institutional separate accounts.


Mark Fetting


Peter Bain


Mike Abbaei


Tom Lemke


Joe Timmins


CJ Daley


Tom Hirschmann


David Penn


Amy Olmert


Terry Johnson


Don Froude

Some of our division and department heads who have been instrumental in integrating the businesses acquired from Citigroup are shown above, as well as, immediately above, some members of our senior management team who have recently been given new or expanded responsibilities.

In *Pensions & Investments'* 2007 ranking of "The Largest Money Managers," Legg Mason is ranked as the 4th largest institutional manager in the world, the 6th largest manager of US-client assets and the 9th largest manager overall, based on our worldwide assets under management at the end of calendar 2006.[3]

In this same survey, Legg Mason is also ranked as the 4th largest hedge fund manager in the world, a category that included fund-of-hedge-fund assets, and the 13th largest manager of absolute-return strategies.

According to this same survey, Legg Mason is ranked as the 6th largest manager of US pension fund assets.[4] Within this critical market segment, we are ranked #1 (the largest) manager of active US fixed income and the 4th largest manager of active US equity.

Based on a separate P&I ranking of the top 200 pension funds/sponsors,[5] Legg Mason manages money on behalf of more than 60% of the largest pension funds/sponsors in the United States.

Our aim is to be one of the best asset management firms in the world. As a result, we have always aimed to increase and broaden the scale of our asset management business without jeopardizing our goal of delivering consistently strong investment performance over the long term. Some recently published industry rankings and awards provide an indication of our success in this regard:

- In its 2007 Achievement Awards for institutional funds management, announced in April 2007, *AsianInvestor* named Western Asset for the second consecutive year as the "Best Global Fixed Income (hedged) Manager" for their 3-year risk-adjusted performance and also named Brandywine Global as the "Best Global Fixed Income (unhedged) Manager," for their 5-year risk-adjusted performance.[6]
- In March 2007, Bill Miller and Mary Chris Gay, as managers of Legg Mason Value Trust, were recognized as the winner in the Large Cap Blend category of Standard & Poor's/*Business Week* "Excellence in Fund Management Awards";[7] Bill has received this Award every year since the Awards were initiated in 2003. Also, in the April 2007 edition of *Global Investor*, Legg Mason Capital Management was named winner of "The 2007 Global Investor Award" for Investment Excellence in the US Equity category: these Awards are given for strong investment performance, a clear investment process and stable and strong business management.
- In April 2007, Brandywine was named "Best of the Best in Global Bonds" on both a 1- and 3-year basis by *Asia Asset Management* and "Bond Manager of the Year" by *Money Management Letter* in its 6th Annual Public Pension Awards for Excellence.[8]

[3] *Pensions & Investments*, May 28, 2007. The survey ranked and profiled 784 managers of US institutional tax-exempt assets, with rankings based on assets under management as of December 31, 2006. *Pensions & Investments* is a trademark of Crain Communications Inc., which is not affiliated with Legg Mason.

[4] Measured by the assets managed internally on behalf of US institutional, tax-exempt clients.

[5] *Pensions & Investments*, "The Top 200 Pension Funds/Sponsors," January 22, 2007.

[6] *AsianInvestor* is owned by Haymarket Publishing, which is not affiliated with Legg Mason.

[7] Standard & Poor's is a division of The McGraw-Hill Companies, and *Business Week* is a trademark of The McGraw-Hill Companies, none of which is affiliated with Legg Mason.

[8] *Asia Asset Management* is produced by Asia-Pacific Media, Ltd., an independent publishing firm set up in Hong Kong in December 1995, and *Money Management Letter* is a trademark of Institutional Investor Inc., which is a subsidiary of Euromoney Institutional Investor PLC, neither of which is affiliated with Legg Mason.



For the period January 2000 through March 2007, Permal's historic investment approach is evidenced in the performance of its Absolute Return and Global Directional Strategies in comparison with the performance (including reinvested dividends) of the S&P 500 Index.



PERFORMANCE VS. THE S&P 500, BY YEAR
Permal's Absolute Return Strategy
Permal's Global Directional Strategy
S&P 500 (Dividends Reinvested)
40%
30%
20%
10%
0%
-10%
-20%
-30%
10%
0%
-9%
13%
-1%
-12%
8%
-3%
-22%
14%
21%
29%
6%
8%
11%
10%
12%
5%
10%
10%
16%
2%
3%
1%
2000
2001
2002
2003
2004
2005
2006
March 31, 2007


The performance for the Absolute Return Strategy comprises the actual returns (net of fees) of selected Permal Multi-Manager Funds that can be categorized as absolute return portfolios, pro-rated each year based on each Fund's assets for that year. The performance for the Global Directional Strategy comprises the actual returns (net of fees) of a selected Permal Multi-Manager Fund that can be categorized as a global directional portfolio.

- In September 2006, the Royce Funds topped the list of *Forbes' 2006 Mutual Fund Survey* of fund families; in compiling the list, *Forbes* ranked the performance of the 25 largest fund families based on the average annual performance of each domestic equity fund during the six-year period.[9] In January 2007, in its 2007 Mutual Fund Survey, *Forbes* magazine cited Royce's Heritage Fund (Service Class) as one of only four "Brilliant" performing mutual funds, based on its market performance in both up and down markets.[10] In February 2007, the Heritage Fund was also one of 20 funds named by USA Today to its 2007 USA Today Mutual Fund All-Stars.

## OUR NEWEST MANAGERS

### The Permal Group

Permal is one of the largest fund-of-hedge fund managers in the world, with over $30 billion in assets under management. With a performance record that extends for more than 30 years, the firm is also one of the most longstanding managers in this rapidly growing industry.

Our acquisition of Permal, completed in November 2005, was quite typical of what we historically have looked for in a "stand-alone" acquisition: it had the necessary scale, management depth, infrastructure and performance record to permit its operating within the Legg Mason family as a "stand-alone" business. When Permal was acquired by Legg Mason, the only thing that really changed was its ownership structure, and the signing of a revenue sharing agreement with Legg Mason.

As indicated above, Permal increased its assets under management by 33% during the year and by almost 75% since its acquisition, reflecting the company's continued strong net client flows and continued strong performance. Permal offers a wide variety of investment programs covering different specific geographic regions, investment strategies, investment structures and risk/return objectives. Close to 80% of Permal's assets under management are in multi-manager funds distributed outside the United States.

Permal's products include both directional and absolute return strategies and are available through multi-manager and single manager funds, separately managed accounts and structured products sponsored by several of the world's most prominent financial institutions. Permal selects from among thousands of investment managers and firms in designing and managing its portfolios. In managing its directional strategies, Permal's objective is to participate significantly in strong markets, preserve capital in down or volatile markets and outperform market indices over a full market cycle, with reduced risk and volatility. In managing its absolute return strategies, Permal seeks to achieve positive investment returns in all market conditions with low correlation to the overall equity markets.

[9] September 18, 2006 edition. *Forbes* is a trademark of FORBES Management Co., Inc., which is not affiliated with Legg Mason.
[10] January 29, 2007 edition. *Forbes* is a trademark of FORBES Management Co., Inc., which is not affiliated with Legg Mason.

For the period January 2000 through March 2007, Permal's historic investment approach is evidenced in the performance of its Absolute Return and Global Directional Strategies in comparison with the performance (including reinvested dividends) of the S&P 500 Index,[11] shown on page 10. The performance indicated for Permal's Absolute Return Strategy comprises the actual returns (net of fees) of selected Permal multi-manager funds that can be categorized as absolute return portfolios, pro-rated each year based on each fund's assets for that year. The performance indicated for Permal's Global Directional Strategy comprises the actual returns (net of fees) of a selected Permal multi-manager fund that can be categorized as a global directional portfolio.

Permal has broadened Legg Mason's market exposure not only in terms of its asset class but also in regard to its client base and distribution expertise. Most of Permal's ultimate investors are high net worth individuals domiciled in more than 90 countries outside the United States. Permal accesses these investors through a worldwide, open architecture distribution network that includes many of the world's largest banks and securities firms as well as highly regarded private banks and other high-net-worth intermediaries that operate in more narrow geographic markets.

Since it was acquired, Permal has launched a new multi-manager fund focused on India, established an office in Hong Kong, established its initial US product offering on several large distribution platforms directed to US high net worth investors and strengthened its separate account marketing efforts directed to US institutional investors. Most recently, Legg Mason has received the regulatory approvals necessary to permit our offering a fund to investors in Australia that will be invested in one of Permal's core funds. This fund will be the first Legg Mason proprietary fund to feature Permal.

Permal has more than 150 employees worldwide, with its investment staff headquartered in New York City, risk management and global distribution headquartered in London and private equity headquartered in Boston. The company also has offices in Dubai, Hong Kong, Nassau, Paris and Singapore to support its worldwide network of distributors and also to provide investment research support.

Importantly, all three of Permal's investment management operations are registered with the US Securities & Exchange Commission, while its London operation is also an FSA-authorized and regulated manager. Permal's offices in Dubai, Hong Kong and Singapore are all licensed and regulated by the government authorities in those jurisdictions. In addition, eight of Permal's 14 core fund offerings are rated by Standard & Poor's, and all but two of these funds—each of which has less than $400 million under management—are either AA- or AAA-rated.[12]

[11] The S&P Index has not been selected to represent a benchmark for the Strategies, but rather to allow for a comparison of the Strategies' performance against that of a widely recognized investment benchmark. Past performance is not a guide to future results. This material is not an offer or solicitation to subscribe for shares in any fund, does not constitute investment advice, and is provided to illustrate Permal's investment philosophy during a specified time period. Sales of shares are made on the basis of the relevant offering circular and cannot be offered in any jurisdiction in which such offer is not authorized. The Permal Funds are not for public sale in the US or to US persons, including US citizens and residents, and their sale is restricted in certain other jurisdictions.

[12] Standard & Poor's fund-of-hedge-fund ratings of A to AAA reflect Standard & Poor's opinion regarding the quality of the rated fund based on its investment process, management team's experience, control of risks and consistency of performance relative to the fund's own objectives. See footnote 7.



ClearBridge's mission is to deliver consistently superior investment performance, which is pursued through a combination of research-driven, fundamental investing and the insights of its veteran portfolio managers, some of whom have been managing the same portfolios for decades.

## ClearBridge Advisors

Our business swap with Citigroup, completed in December 2005, enabled us to focus entirely on asset management as our sole business worldwide. It also involved by far the largest acquisition in our history, and the most complex, as it has required us to take a myriad of operating entities around the world and re-structure them into businesses that better fit our model. The fixed income and liquidity assets, which represented about 2/3 of the acquired assets, as well as the investment professionals who had been responsible for managing these assets, have been integrated into Western Asset. Management of most of the acquired active US equity assets, and the investment teams responsible for their management, have been consolidated into a single asset management business, which we named ClearBridge Advisors, with an independent investment operation just like our other managers.

ClearBridge focuses exclusively on equity management, but its products cover all major market capitalizations and a wide range of equity styles. With more than $110 billion of assets under management,[13] ClearBridge is our largest equity manager and our second largest manager overall.

Just over 40% of ClearBridge's managed assets are in the former Smith Barney, Salomon Brothers and Citigroup mutual funds that have since been rebranded as the Legg Mason Partners Funds, with the remainder in separate accounts for institutions and retail investors. ClearBridge's separate accounts primarily include broker-distributed Separately Managed Accounts ("SMAs"), a business in which

[13] Some of the assets that were managed by ClearBridge a year ago were transferred during this fiscal year to other, newly created subsidiaries of Legg Mason.



Roberto Apelfeld: Brazil



Paulo Clini: Brazil



Hirohisa Tajima: Japan



Patrick Tan: Singapore



Acquico Wen: UK/Emerging Markets



Reece Birtles: Australia



Kimon Kouriyialas: Australia



Tomasz Jedrezejczak: Poland



Heinrich Lessau: Chile

Legg Mason is ranked as the largest manager,[14] but also include Section 529 College Savings Plans, 401(k) and other qualified retirement plans, and the underlying investment options in variable annuity and life contracts issued by leading insurance companies.

ClearBridge now has over 180 employees, with an investment staff of 51 professionals, including 13 senior portfolio managers who offer an average of more than 23 years of investment industry experience. The portfolio managers all follow a fundamental, bottom-up approach to investing and are encouraged to follow their own distinct management styles, but they are now supported by a shared, sector-specific research infrastructure that serves to find new investment possibilities and to conduct surveillance of current portfolio holdings.

## Legg Mason International Equities and Distribution

The non-US equity assets and local investment staffs acquired from Citigroup have largely become part of the newly formed Legg Mason International Equities group or Legg Mason's International Distribution platform. As indicated above, the combined assets under management of these non-US equity businesses increased over 40% during the year, primarily as a result of their investment performance in the strong equity markets outside the United States.

These non-US equity businesses now have equity investment professionals and support staff on-the-ground in London, Warsaw, Singapore, Hong Kong, Tokyo, Melbourne, São Paulo, Santiago and New York, plus additional distribution and client support provided through the offices of Legg Mason Investments throughout Europe and the Asia/Pacific region. Legg Mason Investments, headquartered in London, is the principal mutual fund distributor for Legg Mason outside North America: it serves as the principal distributor for our cross-border funds as well as our local funds in the United Kingdom, Singapore and Hong Kong.

### OUR GLOBAL FOOTPRINT

We believe the international marketplace presents Legg Mason with significant long-term growth opportunity.

To support our future growth in the traditional equity and fixed income asset classes in the overseas markets, we have believed for several years that having top investment talent "on the ground" in the major markets would be vital. We now have—in both fixed income and equity—investment teams with both the recognized expertise in their local markets and a requisite scale that would have taken years for us to replicate.

Legg Mason managers now have investment teams on-the-ground around the world, including over 450 investment staff in 13 cities around the United States plus approximately 140 investment staff situated in 10 cities in 9 countries outside the United States—in Hong Kong; London; Melbourne; Santiago; São Paulo; Singapore; Tokyo; Toronto and Waterloo; and Warsaw.

Legg Mason managers also have fund distribution and client support offices in Dubai, Frankfurt, Luxembourg, Madrid, Nassau, Paris, Sydney, and Taipei, as well as in Miami.

[14] Source: Cerulli Associates, which is not affiliated with Legg Mason.

Over the last year, in addition to realigning and rationalizing our mutual fund families offered to US investors, we have also restructured our wholesaling teams to re-orient them to focus on the open architecture world of today. Included in these efforts has been an expanded focus on penetrating the wirehouse firms in particular but also the regional banks and brokerage firms, insurance companies, RIAs and plan sponsors that serve as gatekeepers to individual investors.

Outside the United States, we have completed the consolidation of our Dublin-domiciled cross-border funds. These funds now aggregate approximately $30 billion under management in funds managed by Batterymarch, Brandywine Global, ClearBridge, Legg Mason Capital Management, Private Capital Management, Royce and Western Asset. Our cross-border funds are now sold throughout Europe, Asia, the Middle East and the Americas, and have been approved for distribution in Hong Kong, Singapore and Taiwan. In total, investors in over 180 countries have invested in Legg Mason's proprietary cross-border funds.[15]

In addition to our cross-border funds, our non-US fund presence includes "local" fund families in eight countries—up from two prior to the Citigroup transaction—that are directed only to investors in such countries. In addition to the United Kingdom and Singapore, where we have had local fund families for several years, we now also have local fund families in Australia, Brazil, Chile, Hong Kong, Japan and Poland. Each of these fund families offers a range of local, regional and international or global funds, offering investors not only the expertise of their locally based investment staffs but now also the expertise of other members of the Legg Mason group around the world.

Most recently, we have received the regulatory approvals necessary to permit our offering a fund to investors in Australia that will be invested in one of Permal's core funds. This fund will be the first Legg Mason proprietary fund to feature Permal.

Going forward, we intend to continue to strengthen our global footprint and utilize it to expand both our separate accounts and funds businesses across the greater Asia/Pacific region as well as in Europe and Latin America. As we have stated before, we would like greater exposure in European and Asian equities.

[15] Excludes Permal funds.


Legg Mason International Equities
LEGG MASON
BATTERYMARCH
Brandywine GLOBAL
Royce & Associates, LLC
Western Asset
Ants seek diversity
Michael Mauboussin
Legg Mason Capital Management

*Photo by David Shaw, LMI*

Legg Mason Capital Management is recognized not only for its long record of performance but also its distinct value investment process.

## IN CLOSING

At Legg Mason, our aim is to be one of the best asset management firms in the world. We are an investment-driven culture, and we aim to deliver investment excellence, including superior client service, to all our investors around the world.

Although much may seem new about Legg Mason, far more has remained the same:

- The central tenet of our management philosophy, which we believe has been fundamental to our performance to date, remains the same: we rigorously support and protect the independence of the investment process of each of our managers.
- Our focus on the long-term—the long-term interests of our clients, and through them our stockholders and employees—also remains unchanged. We do not manage our business to the short-term.

- We do not believe in growth for growth's sake. Growth must be intelligently managed, and the infrastructure for growth must be firmly in place before growth itself can be pursued.
- Because our business inherently exposes us to the ongoing risks of a volatile global marketplace, we continue to believe in the importance of maintaining a conservative balance sheet, as well as delivering the strong levels of free cash flow we need to sustain future growth.
- Last but definitely not least, our business requires trust, and to win and sustain the trust of our many constituencies—investors, regulators, our shareholders and our highly talented cadre of employees—we must adhere to uncompromising ethical standards at all times.

Change is inherent in our industry and our world, so the ability to manage change is crucial to our long-term success. At Legg Mason, we believe we manage change well.

Before closing, I want to acknowledge with gratitude the contributions made to Legg Mason by the Hon. Carl Bildt, who retired from our Board of Directors this year when he was named Foreign Minister by Sweden's newly elected government. Carl joined our Board in 2002 after having served as Sweden's Prime Minister (1991–1994) and leading its entry into the European Union, after which he represented the United Nations as the first High Representative to Bosnia and the UN Special Envoy to the Balkans. Carl's unique knowledge and experience have been particularly helpful to us as we have expanded our global presence over the last five years.

Although the last year has not been easy, and the workload imposed on our employees around the world has been enormous, the integration and realignment of the businesses we acquired from Citigroup are complete. Now, I am delighted to say, we feel we can return to the business of growth.

Sincerely,

Raymond A. Mason
Chairman, President and Chief Executive Officer
June 14, 2007

# BOARD OF DIRECTORS



BACK, LEFT TO RIGHT

**Harold L. Adams**
*Chairman Emeritus, RTKL Associates, Inc.*

**Roger W. Schipke**
*Executive in Residence, University of Louisville, College of Business and Public Administration (Chairman of the Compensation Committee)*

**Kurt L. Schmoke**
*Dean, School of Law at Howard University; Former Mayor of Baltimore*

**Cheryl Gordon Krongard**
*Private Investor; Former CEO, Rothschild Asset Management*

**James E. Ukrop**
*Chairman, Ukrop's Super Markets, Inc.*

**Dennis R. Beresford**
*Professor, University of Georgia; Former Chairman of Financial Accounting Standards Board (Chairman of Audit Committee)*

**Raymond A. Mason**
*Chairman, President and Chief Executive Officer, Legg Mason, Inc.*

**Margaret Milner Richardson**
*Private Consultant and Investor; Former U.S. Commissioner of Internal Revenue*

**W. Allen Reed**
*Private Investor; Retired CEO, GM Asset Management Corporation*

**Robert Angelica**
*Former Chairman and CEO, AT&T Investment Management Corporation*

**Edward I. O'Brien**
*Private Investor; Retired President, Securities Industry Association*

ON STAIRS, LEFT TO RIGHT

**John E. Koerner III**
*Managing Member, Koerner Capital, LLC*

**Nicholas J. St. George**
*Private Investor (Lead Independent Director and Chairman of Nominating & Corporate Governance Committee)*



## OUR NEW DIRECTOR

Robert Angelica *joined the Legg Mason Board in April 2007. Currently engaged in private investment activities, in December 2006 he retired from AT&T, where he had been responsible for the investment and administration of AT&T's employee benefit plan assets (which totaled $80 billion at the end of his tenure).*

# PURSUING OUR GOAL OF INVESTMENT EXCELLENCE



**Western Asset Management**



**Permal**



**Legg Mason Capital Management**



**ClearBridge**



**ClearBridge**



Permal



Royce & Associates



Private Capital Management



Brandywine Global



Batterymarch



Batterymarch



Brandywine Global

WESTERN ASSET

Western Asset is widely recognized as one of the world's leading fixed income managers. It is also one of the largest, with nearly $600 billion in assets under management in over 38 marketed product composites in fixed income and currency markets across the globe. On-the-ground asset management is provided out of Pasadena, California, where the company is headquartered, New York, London, Melbourne, São Paulo, Singapore and Tokyo. At yearend, clients domiciled outside the United States contributed 39% of Western Asset's total assets under management.

CLEARBRIDGE ADVISORS

ClearBridge Advisors is our largest equity manager, and second largest manager overall, with over $110 billion in assets under management, primarily in mutual funds and Separately Managed Accounts managed on behalf of individual investors in the United States. The company houses most of the active US equity management operations of the Citigroup Asset Management businesses that we acquired. The ClearBridge platform offers a variety of investment styles, from small-cap value to large-cap growth, but all utilize a research-driven, bottom-up, fundamental approach to security selection. All of ClearBridge's employees are based in the United States, primarily in New York and San Francisco, and almost all of its client base is US-domiciled.

LEGG MASON CAPITAL MANAGEMENT

Legg Mason Capital Management, headquartered in Baltimore, is widely recognized for its distinctive value investing process and long history of investment performance. Since its inception in 1982 with the launch of Legg Mason Value Trust, LMCM has grown to $68 billion in assets under management. Today LMCM offers investors six equity capabilities: Value Equity, Mid-Cap, All Cap, Growth Equity, Opportunity, and American Leading Companies. These capabilities are available through mutual funds and other pooled accounts offered by Legg Mason and third parties, as well as through institutional separately managed accounts. The same intrinsic value investment approach and disciplined investment process are applied across all six mandates with an objective of delivering excess returns over the long-term for investors. At yearend, 24% of LMCM's assets under management were managed on behalf of non-US domiciled clients.

BATTERYMARCH FINANCIAL MANAGEMENT, INC.

Batterymarch, founded in 1969 to manage US institutional equity assets, was one of the first US-based managers to invest internationally and was also a pioneer in the use of sophisticated quantitative models based on the tenets of fundamental analysis. Today, Batterymarch manages US, international, emerging markets, global and alternative equity products. The firm customizes its investment strategies to adapt to the specific characteristics of each region, country, sector and asset class, as well as to meet specific client requirements. Acquired by Legg Mason in 1995, Batterymarch has approximately $26 billion in assets under management, including roughly $6 billion for which it has become responsible as a result of our acquisition of CAM; more than 45% of Batterymarch's total assets represent global, international or emerging markets accounts, and nearly 20% are managed on behalf of clients domiciled outside the United States. Batterymarch is located in Boston, with an affiliated office in London.

Brandywine GLOBAL

PERMAL GROUP

PRIVATE CAPITAL Management

The Royce Funds

Brandywine Global has pursued one investment approach—value investing—since its founding in 1986. Acquired by Legg Mason in January 1998, Brandywine Global's assets under management are close to evenly split between equity and fixed income, including global and international fixed income mandates as well as US, international and global equity mandates, all of which are managed on a value basis. Socially responsible mandates are also offered in several asset classes. Brandywine Global's offices are located in the United States and Singapore. As of yearend, more than two-thirds of Brandywine Global's assets under management were in global or international portfolios, fixed income as well as equity, while 30% of its assets were managed on behalf of non-US domiciled clients.

Permal is one of the five largest fund-of-hedge-fund managers in the world, with over $30 billion in assets under management in a variety of investment programs covering different geographic regions, investment strategies and risk/return objectives. Permal's products include both directional and absolute return strategies. Permal's ultimate investors are primarily high-net-worth individuals, in 90 countries outside the US, accessed through a worldwide network of distributors. Permal's asset management offices are in New York, London and Boston, with offices in Paris, Dubai, Hong Kong, Nassau and Singapore providing client service and investment research support. All three of Permal's asset management operations are registered with the US Securities & Exchange Commission, while London is also FSA-regulated. Permal's offices in Dubai, Hong Kong and Singapore are all licensed and regulated by the government authorities in those jurisdictions.

Headquartered in Naples, Florida, Private Capital Management celebrated its 20th anniversary this year. The firm was founded in 1986, acquired by Legg Mason in August 2001, and continues to be led by the same Portfolio Management team of founder and Chief Executive Officer Bruce Sherman and President Gregg Powers who joined the firm in 1988. The company is one of the most highly regarded US equity managers available today, based on its long-term record of performance. The company has an absolute return-oriented, proprietary research intensive investment process that utilizes a bottom-up, all-cap, value oriented approach to identify hidden opportunities and mitigate risks.

For more than 30 years, Royce & Associates has utilized a disciplined value approach to invest in smaller-cap companies. The company, acquired by Legg Mason in 2001, is particularly well-known for its Royce Funds, which have retained their franchise name and pre-existing distribution channels since the acquisition. Unlike many mutual fund groups with broad product offerings, Royce concentrates on smaller company investing and provides a range of options to take full advantage of this large and diverse sector. Royce is located in New York City, and almost all of Royce's approximately $32 billion in assets under management is managed on behalf of US-domiciled investors.

![Western Asset]

# WESTERN ASSET

"OUR MISSION...TO REMAIN A LEADER IN DIVERSIFIED FIXED INCOME INVESTMENT MANAGEMENT WITH INTEGRATED GLOBAL OPERATIONS, EXERCISING UNCOMPROMISING STANDARDS OF EXCELLENCE IN ALL ASPECTS OF OUR BUSINESS."

Western Asset's Mission Statement

Western Asset is one of the world's largest managers of fixed income investments, with assets under management of nearly $600 billion. With a combined staff of over 950 employees working from offices in Pasadena—where the company is headquartered—as well as in New York, London, Tokyo, Singapore, Hong Kong, Melbourne and São Paulo, Western Asset offers a broad range of fixed income investment services representing a global array of currencies, investment strategies and markets.

The strategic plan that has guided the company for many years remains the model for growth today:

- Be global, with a global platform and operations;
- Be seamlessly integrated in the way it operates its business;
- Continue diversifying its product line, with the ultimate aim of providing any fixed income solution that its clients may require, in any currency; and
- Achieve leverage within its organization through sizable, ongoing investments in technology and key support functions, as a way to support and protect the ability of its investment professionals to focus on their jobs of managing their clients' money.

Over the past 10 years, under the leadership of CEO Jim Hirschmann, Western Asset has successfully executed its strategic plan and established a long and enviable track record of managing transformation and growth, both organically and through acquisition. During this period, Western Asset has consistently proven that it can grow while retaining its unique culture and without impacting its investment team's ability to provide strong long-term performance. The size and breadth of the company has expanded dramatically as a result of the integration of the fixed income businesses acquired from Citigroup: Western Asset now has 38 marketed product composites, managed globally, in more than a dozen currencies.

PASADENA
*CAD, USD*
ABS / MBS
Absolute Return
Broad Market
Corporate
Emerging Markets
Government Only
High Yield
Limited Duration
Long Duration
Portable Alpha
TIPS

NEW YORK
*USD*
Liquidity
Municipal
SMAs

SÃO PAULO
*BRL*
Broad Market
Liquidity
Sovereign

LONDON
*GBP, EUR, SEK, USD*
Absolute Return
Broad Market
Corporate
Global
High Yield
Inflation-Linked
Limited Duration
Liquidity
Long Duration
Non-US/International

TOKYO
*JPY*
Absolute Return
Broad Market
Global

HONG KONG

SINGAPORE
*HKD, MYR, SGD, TWD*
Asian Bond
Singapore Bond
Singapore Cash

MELBOURNE
*AUD, NZD*
Broad Market
Corporate
High Yield
Limited Duration
Long Duration

On May 1, 2006, we established ClearBridge Advisors to house most of the active US equity management business acquired from Citigroup.

ClearBridge is now our largest equity manager, and our second largest manager overall, with over $110 billion in assets under management, primarily in mutual funds and Separately Managed Accounts managed on behalf of individual investors in the United States.

The ClearBridge platform offers a variety of investment styles, from small-cap value to large-cap growth, but all utilize a bottom-up, fundamental approach to security selection that is primary-research driven and focuses on companies with solid economic returns relative to their risk-adjusted valuations. In order to promote cross-fertilization among the managers and research team, all issues related to broad investment philosophy, risk management and investment infrastructure are taken up by a newly formed Investment Committee that includes the most seasoned and tenured portfolio managers of these various styles. The Committee is chaired by ClearBridge's co-chief investment officers, Brian Posner and Hersh Cohen, a 38-year industry veteran. The Committee also includes senior portfolio managers Alan Blake, Richie Freeman and John Goode, among others.

ClearBridge intends to leverage its portfolio managers in the same way that Legg Mason Capital Management and our other managers have been so successfully leveraged in the past: by creating new products that will be managed in the same way as their best performing US funds, but offered to new markets—such as institutional separate accounts—and through new distribution channels.

ClearBridge currently has approximately 130 employees, including 51 investment professionals, all of whom are based in the United States. Its client base is predominantly US-domiciled.

## ASSETS BY STRATEGY



International ADR 1%
Convertibles 1%
Small Cap Value 1%
Small Cap Growth 1%
Specialty/Other 7%
Large Cap Core 16%
Large Cap Growth 21%
Multi Cap 44%
Large Cap Value 7%
Mid Cap Core 1%

# LEGG MASON
CAPITAL MANAGEMENT

Legg Mason Capital Management traces its history to 1982 when our first equity mutual fund, Legg Mason Value Trust, was launched. Since then, LMCM has added five equity mandates and grown to $68 billion in assets under management for clients around the world. At year-end, 24% of LMCM's assets under management were managed on behalf of non-US domiciled clients.

While LMCM's intrinsic value investment philosophy has remained constant, it is focused on continuously evaluating and improving its investment process to adapt to changing markets and gain a competitive advantage. This focus on process, rather than short-term outcomes, has led LMCM to take a multi-disciplinary approach to understanding businesses and markets. Diversity of thought and learning agility, including critical thinking, the ability to make fresh connections, eagerness to learn and the ability to cope with novel situations, are highly prized. In order to gain a competitive advantage, LMCM embraces conceptual models that lie beyond the world of finance in areas like psychology, complex systems, and cognition, and applies them to its investment decision making. LMCM strives to foster a culture that is conducive to making rational, long-term decisions: inquisitive, supportive, humble, candid, respectful, and accountable. At the heart of LMCM is a cohesive team of 48 investment professionals with diverse talents and perspectives, who apply the same investment philosophy and disciplined investment process across its six equity mandates.

Legg Mason Capital Management's mission is to deliver consistent excess returns over the long-term, and the firm has produced a strong investment record in this regard, as evidenced by the chart below. Despite the challenges of the past year, during which each mandate underperformed its benchmark, over any trailing five-year period—calculated on a rolling basis every month over the last 10 years—four of LMCM's composites (Value Equity, Opportunity, Growth and All Cap) have outperformed their respective benchmarks 100% of the time, while the Mid-Cap composite has outperformed 98% of the time. The American Leading Companies composite has outperformed its benchmark 98% of the time during the full 10-year period, and 100% of the time during the tenure of its current portfolio manager, which commenced in April 1998.

## OUTPERFORMING FIVE-YEAR PERIODS[16,17]

This chart illustrates the percentage of rolling five-year periods, calculated as of every month-end for the last 10 years, during which each of LMCM's equity composites have outperformed their respective benchmarks, net of management fees.[18,19]


100%
100%
98%
100%
100%
98%
100%
Value Equity
Opportunity
Mid-Cap
Growth Equity
All Cap
American Leading Companies
Assets By Style[20] ($ in billions)
48.2
7.2
4.3
5.0
1.8
0.8

[16] Relevant benchmarks are Value Equity—S&P 500; Opportunity—Russell 3000 and S&P 500; Mid-Cap—Russell Midcap; Growth Equity—Russell 1000 Growth; All-Cap—Russell 3000; American Leading Companies—S&P 500.

[17] Over the time span covered in this analysis, there were various periods, including the most recent 12-month period, during which the various mandates underperformed their relevant benchmarks.

[18] Since 10 years of information is not available for the All-Cap and Opportunity composites, the data covered in this analysis spans the time period from the first full calendar month after their respective inceptions through March 31, 2007 (December 1, 1999 for All-Cap composite; January 1, 2000 for Opportunity composite).

[19] The analysis for the American Leading Companies composite that appears in blue is for the full 10-year period. The second analysis, in yellow, begins April 1, 1998, which is the beginning of the first full month since David Nelson became the portfolio manager, through March 31, 2007.

[20] As of March 31, 2007.

BATTERYMARCH
FINANCIAL MANAGEMENT, INC.

Batterymarch, which was founded in 1969 to manage US institutional equity assets, later became one of the first US-based managers to invest internationally. The company was also a pioneer in the use of computer-driven models based on the tenets of fundamental analysis. Today, as a global equity manager of both institutional separate accounts and subadvised funds, Batterymarch invests in nearly 50 countries, with products that span the full range of equity asset classes. The firm customizes its investment strategies to adapt to the specific characteristics of each region, country, sector and asset class, as well as to meet specific client requirements. All of Batterymarch's investment strategies are collaborative and team-driven, and incorporate rigorous stock selection, effective risk control and cost-efficient trading.

Batterymarch has grown from approximately $4 billion in assets under management 10 years ago to approximately $26 billion today, including roughly $6 billion for which it has become responsible as a result of our transaction with Citigroup. Batterymarch has achieved this growth without sacrificing its strong and consistent record of long-term performance.

As of March 31, 2007, Batterymarch had approximately 85 employees, including an investment staff of 26 professionals at its offices in Boston and London. Batterymarch's clients represent a broad spectrum of investors, including corporate pension plans, public funds, foundations and endowments, Taft-Hartley plans and investment companies. For Legg Mason, Batterymarch subadvises seven retail funds and one institutional fund for US investors plus 15 non-US funds for investors in the United Kingdom, Europe, Asia and Australia. More than 45% of Batterymarch's $26 billion in assets under management represent global, international or emerging markets accounts, and nearly 20% are managed on behalf of clients domiciled outside the United States.

## RANGE OF INVESTMENT STRATEGIES

**US EQUITIES**
- Large capitalization
  - Core
  - Value
- Mid-capitalization
- Small/mid-capitalization
- Small capitalization
  - Core
  - Growth

**GLOBAL EQUITIES**
- Core
- Sector
- Specialist

**HEDGED EQUITIES**
- US market neutral
- 130/30 US large capitalization
- Global ex-US market neutral

**NON-US DEVELOPED EQUITIES**
- Core
- Small capitalization
- Regional
  - Europe
  - UK

**EMERGING MARKET EQUITIES**
- Global core
- Regional
  - Asia ex-Japan

Brandywine **GLOBAL**

Brandywine Global has pursued one investment approach—value investing—since its founding in 1986. Acquired by Legg Mason in January 1998, Brandywine Global's assets under management are close to evenly split between equity and fixed income, including global and international fixed income mandates as well as US, international and global equity mandates, all of which are managed on a value basis. Socially responsible mandates are also offered in several asset classes. Although its client base is predominantly institutional, approximately 15% of Brandywine Global's assets are managed for individual investors through the investment programs offered by several leading banks and securities firms in the United States and Canada. As of yearend, more than 2/3 of Brandywine Global's assets under management were in global or international portfolios, fixed income as well as equity, and 30% of its assets were managed on behalf of non-US domiciled clients.

Brandywine Global increased its assets under management by approximately 40% this year, to just over $42 billion, with all of its growth organic. Despite this level of growth, Brandywine Global's investment performance has remained strong, as evidenced by some of the awards recently received by the firm:

- Brandywine Global was named "Best of the Best in Global Bonds" on both a 1- and 3-year basis by *Asia Asset Management* in its Best of the Best Awards for 2006.[21]
- The firm was also named "Bond Manager of the Year" by *Money Management Letter* in its 6th Annual Public Pension Plan Awards for Excellence.[22]
- In its 2007 Achievement Awards for institutional funds management, announced in April 2007, *AsianInvestor* named Brandywine Global as the "Best Global Fixed Income (unhedged) Manager" for its 5-year risk adjusted performance.[23]

Today, Brandywine Global has over 150 employees, including 39 investment professionals, at its offices in Philadelphia, Chicago, San Francisco and Singapore. Over the course of the past year, Brandywine Global has been working closely with Legg Mason to leverage the Legg Mason technology platform for many of its key operations including trading, settlement, cash and position reconciliation, portfolio accounting and performance measurement, quarterly fee billing, and compliance. This extensive project management effort is expected to result in improved operational efficiencies moving forward.

ASSETS BY STRATEGY



1% Balanced
15% Large Cap Equity
13% Diversified Equity
5% Small/SMid Cap Equity
Fixed Income 46%
International/Global Equity 20%


ASSETS BY CLIENT TYPE



Operating Reserves 21%
12% Private Clients
14% ERISA
Subadvisory 21%
19% Public Funds
Taft-Hartley 6%
Endowment/Foundation 6%
1% Other


[21] See Footnote 8.
[22] See Footnote 8.
[23] See Footnote 6.



LEGG MASON

The Permal Group is one of the five largest fund-of-hedge-fund managers in the world, with over $30 billion in assets under management. The company offers a variety of investment programs covering different geographic regions, investment strategies and risk/return objectives. Permal's products also include both directional and absolute return strategies. Permal's principal asset management offices are in New York City and London, with offices in Paris, Dubai, Hong Kong, Nassau and Singapore providing client service and investment research support, and an office in Boston housing its private equity group. Through its worldwide network of distributors, which includes many of the world's largest banks and securities firms, Permal has developed a client base that extends to more than 90 countries.

A key reason for our interest in Permal, which joined the Legg Mason family in 2005, was its strong, and very long, record of performance. Permal's more than 30 years of experience with hedge funds, its strong capabilities in fundamental analysis and its highly sophisticated analytic and risk management tools have enabled it to structure and manage highly diversified portfolios of specialized managers and distinct investment styles that have achieved a solid record of performance: Permal's directional strategies have participated or outperformed in strong market environments, while protecting capital in volatile and down markets.

Permal's entire management team has stayed with the company under long-term employment agreements, with a sizable stake in the company's ongoing operations. Permal's assets under management increased by 33% during the year and by almost 75% since its acquisition, thanks to continuing strong performance and substantial net client flows.

All three of Permal's investment management operations are registered with the US Securities & Exchange Commission, while its London operation is also an FSA-authorized and regulated manager. Its offices in Dubai, Hong Kong and Singapore are all licensed and regulated by the government authorities in those jurisdictions. In addition, eight of Permal's 14 core fund offerings are rated by Standard & Poor's, and all but two of these funds—each of which has less than $400 million under management—are either AA- or AAA-rated.

## MULTI-MANAGER FUNDS' ASSETS BY STRATEGY



Fixed Income Strategies 8%
Relative Value 6%
Natural Resources 4%
Event Driven 7%
Emerging Markets 2%
Equity Long 9%
Other Long/Short 5%
Europe Long/Short 4%
3% Other
35% Global Macro
12% US Long/Short
5% Japan Long/Short

PRIVATE
CAPITAL
Management

Headquartered in Naples, Florida, Private Capital Management celebrated its 20th anniversary this year. The firm was founded in 1986, acquired by Legg Mason in August 2001, and continues to be led by the same Portfolio Management team of founder and Chief Executive Officer Bruce Sherman and President Gregg Powers who joined the firm in 1988.

The firm has a single investment discipline—U.S. All-Cap Equity—and has attained 19% annualized composite returns net of fees since inception and is one of the most highly regarded U.S. equity managers available today, as evidenced by its ranking in the top 1% for performance of all U.S. equity managers over the last 20 years based on the PSN Domestic Equity Universe.[24]

Private Capital Management has an absolute return-oriented investment philosophy that is grounded in three fundamental investment objectives:

- Preserve clients' capital. Private Capital Management's principal objective is to preserve client capital over the long term while investing in publicly traded equities. The firm pursues this goal utilizing a bottom-up, all-cap, value-oriented investment approach to mitigate risk.
- Produce consistent appreciation in clients' assets. Private Capital Management also seeks to double its clients' assets over five year periods.
- Focus on absolute, not relative, results. Private Capital Management focuses on individual stock selection and does not manage against a benchmark index per se. Investment returns are unlikely to correlate closely to any equity market index over time. The firm believes relative return objectives may create inappropriate incentives, which can result in greater risks being taken and longer time horizon opportunities being missed.

The foundation of Private Capital Management's performance is a comprehensive and highly disciplined investment strategy that relies on intensive, proprietary research to identify and capture for its clients fundamental values that are not yet recognized in a company's stock price. Private Capital Management views each investment as a direct, proprietary ownership interest. This high conviction approach often results in the firm's being a significant shareholder of its portfolio companies.

[24] The PSN Domestic Equity Universe includes all products that invest in any domestic equity style as selected by Informa Investment Solutions. Private Capital Management's percentile ranking is determined by Informa Investment Solutions (on a net of fees basis). Past performance is not a guarantee of future results. Individual account performance will vary and no assurances can be given that an investor will not lose invested capital. The standard deviation of returns for clients included in Private Capital Management's composite for 2006 was 2.01% and the composite's return (on a net of fee basis) for calender year 2006 was 15.35%. As of December 31, 2006, Private Capital Management's composite results comprised approximately 97% of its assets under management. Returns reflect the reinvestment of dividends and other earnings.

# The Royce Funds

For more than 30 years, Royce & Associates has utilized a disciplined value approach to invest in smaller-cap companies. The company, which was founded by president and chief investment officer Chuck Royce and acquired by Legg Mason in October 2001, is particularly well-known for its family of mutual funds, *The Royce Funds*, which have retained their franchise name and pre-existing distribution channels since the acquisition. Unlike many mutual fund groups with broad product offerings, Royce has chosen to concentrate on smaller company investing and provides investors with a range of options to take full advantage of this large and diverse sector.

Like Legg Mason's other equity managers, Royce's investment strategy is focused on achieving above-average, long-term results. The investment team utilizes a bottom-up, value-oriented approach to investing, seeking companies with strong balance sheets, above-average returns on capital, and that are trading at substantial discounts to their intrinsic value.

Although actual stock selection approaches employed by individual fund managers may vary, portfolio companies are selected primarily from the small- and micro-cap universe, defined as those with market caps below $2.5 billion. Royce pays close attention to risk and strives to maintain the same discipline, regardless of market movements and trends.

Royce & Associates is located in New York City and has approximately 100 employees, including an investment staff of 25 professionals. The firm's approximately $32 billion of assets under management include 22 open-end mutual funds that Royce manages, the company also offers three closed-end funds that carry its name as well as institutional accounts and limited partnerships. Royce also manages four Legg Mason-sponsored funds offered outside the United States, which introduced Royce's expertise to the non-US marketplace, and utilizes our institutional funds distribution platform to expand Royce's presence in targeted markets.

## CURRENT PORTFOLIO CHARACTERISTICS[25]

| | Portfolio Composition | | | Portfolio Approach | | Volatility | | |
|---|---|---|---|---|---|---|---|---|
| **FUND NAME** | Micro | Small | Mid | Limited | Diversified | Low | Moderate | High |
| Pennsylvania Mutual | ▪ | ■ | | | ▪ | ▪ | | |
| Royce Micro-Cap | ■ | ▪ | | | ▪ | | ▪ | |
| Royce Premier | | ■ | ▪ | ▪ | | ▪ | | |
| Royce Low-Priced Stock | ▪ | ■ | | | ▪ | | | ▪ |
| Royce Total Return | | ■ | ▪ | | ▪ | ▪ | | |
| Royce Heritage Fund | ▪ | ■ | | | ▪ | | ▪ | |
| Royce Opportunity | ▪ | ■ | | | ▪ | | | ▪ |
| Royce Special Equity | ▪ | ■ | | ▪ | | ▪ | | |
| Royce Value | | ■ | ▪ | ▪ | | ▪ | | |
| Royce Value Plus | ▪ | ■ | | ▪ | | | ▪ | |

[25] A larger ■ indicates where a Fund's Weighted Average Market Capitalization falls.



# SELECTED FINANCIAL DATA

*(Dollars in thousands, except per share amounts or unless otherwise noted)*

| | Years Ended March 31, | | | | |
|---|---|---|---|---|---|
| | **2007** | 2006 | 2005 | 2004 | 2003 |
| **OPERATING RESULTS**[1] | | | | | |
| Operating revenues | **$4,343,675** | $2,645,212 | $1,570,700 | $1,153,076 | $ 803,146 |
| Operating expenses | **3,315,377** | 1,965,482 | 1,081,583 | 826,828 | 588,628 |
| Operating income | **1,028,298** | 679,730 | 489,117 | 326,248 | 214,518 |
| Other income (expense) | **15,556** | 35,732 | (18,359) | (24,685) | (33,316) |
| Income from continuing operations before income tax provision and minority interests | **1,043,854** | 715,462 | 470,758 | 301,563 | 181,202 |
| Income tax provision | **397,612** | 275,595 | 175,334 | 114,223 | 67,888 |
| Income from continuing operations before minority interests | **646,242** | 439,867 | 295,424 | 187,340 | 113,314 |
| Minority interests, net of tax | **4** | (6,160) | — | — | — |
| Income from continuing operations | **646,246** | 433,707 | 295,424 | 187,340 | 113,314 |
| Income from discontinued operations, net of tax | **—** | 66,421 | 113,007 | 103,943 | 77,595 |
| Gain on sale of discontinued operations, net of tax | **572** | 644,040 | — | 6,481 | — |
| Net income | **$ 646,818** | $1,144,168 | $ 408,431 | $ 297,764 | $ 190,909 |
| **PER SHARE**[2] | | | | | |
| Net income per share: | | | | | |
| Basic | | | | | |
| Income from continuing operations | **$ 4.58** | $ 3.60 | $ 2.86 | $ 1.87 | $ 1.15 |
| Income from discontinued operations | **—** | 0.55 | 1.09 | 1.04 | 0.78 |
| Gain on sale of discontinued operations | **—** | 5.35 | — | 0.06 | — |
| | **$ 4.58** | $ 9.50 | $ 3.95 | $ 2.97 | $ 1.93 |
| Diluted | | | | | |
| Income from continuing operations | **$ 4.48** | $ 3.35 | $ 2.56 | $ 1.68 | $ 1.07 |
| Income from discontinued operations | **—** | 0.51 | 0.97 | 0.91 | 0.71 |
| Gain on sale of discontinued operations | **—** | 4.94 | — | 0.06 | — |
| | **$ 4.48** | $ 8.80 | $ 3.53 | $ 2.65 | $ 1.78 |
| Weighted average shares outstanding:[2] | | | | | |
| Basic | **141,112** | 120,396 | 103,428 | 100,292 | 99,002 |
| Diluted | **144,386** | 130,279 | 117,074 | 114,049 | 109,697 |
| Dividends declared | **$ .810** | $ .690 | $ .550 | $ .373 | $ .287 |
| **BALANCE SHEET** | | | | | |
| Total assets | **$9,604,488** | $9,302,490 | $8,219,472 | $7,282,483 | $6,067,450 |
| Long-term debt | **1,112,624** | 1,202,960 | 811,164 | 794,238 | 786,753 |
| Total stockholders' equity | **6,541,490** | 5,850,116 | 2,293,146 | 1,559,610 | 1,247,957 |
| **FINANCIAL RATIOS AND OTHER DATA** | | | | | |
| Profit margin:[3] | | | | | |
| Pre-tax | **24.0%** | 27.0% | 30.0% | 26.2% | 22.6% |
| After-tax | **14.9%** | 16.6% | 18.8% | 16.2% | 14.1% |
| Long-term debt to equity[4] | **17.0%** | 20.6% | 35.4% | 50.9% | 63.0% |
| Assets under management *(in millions)* | **$ 968,510** | $ 867,550 | $ 374,529 | $ 286,168 | $ 192,224 |
| Full-time employees | **4,030** | 3,820 | 5,580 | 5,250 | 5,290 |

(1) Reflects results of CAM and Permal since acquisition in fiscal 2006 and discontinued private client, capital markets and mortgage banking and servicing operations, where applicable.

(2) Adjusted to reflect September 2004 stock split, where applicable. Diluted earnings per share and weighted average diluted shares outstanding have been restated as required by EITF 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share," where applicable. The non-voting convertible preferred shares are considered "participating securities" and therefore are included in the calculation of basic and diluted weighted average shares outstanding beginning in fiscal 2006.

(3) Calculated based on income from continuing operations before minority interests.

(4) Calculated based on long-term debt as a percentage of total stockholders' equity as of March 31.

**EXECUTIVE OVERVIEW**

Legg Mason, Inc., a holding company, with its subsidiaries (which collectively comprise "Legg Mason") is a global asset management firm. Acting through our subsidiaries, we provide investment management and related services to institutional and individual clients, company-sponsored mutual funds and other investment vehicles. We offer these products and services directly and through various financial intermediaries. We have operations principally in the United States of America and the United Kingdom and also have offices in Australia, Bahamas, Brazil, Canada, Chile, China, Dubai, France, Germany, Japan, Luxembourg, Poland, Singapore, Spain and Taiwan.

On December 1, 2005, we completed a strategic acquisition to become a pure asset management company in which we transferred our Private Client and Capital Markets businesses ("PC/CM") to Citigroup Inc. ("Citigroup") as a portion of the consideration in exchange for substantially all of Citigroup's asset management business ("CAM"). Prior to the closing of this transaction, we reported the PC/CM businesses as separate business segments; however, both businesses are now included in discontinued operations for all periods presented. Effective November 1, 2005, we also purchased Permal Group Ltd ("Permal"), a leading global funds-of-hedge funds manager, to expand our global asset management business. See Notes 2 and 3 of Notes to the Consolidated Financial Statements for additional information related to the transaction with Citigroup and the acquisition of Permal.

As a result of the sale of our PC/CM businesses to Citigroup, the portion of parent company interest income and expense and general corporate overhead costs that was previously allocated to these businesses is now included in our continuing operations. In addition, distribution fees earned on company-sponsored investment funds are reported in continuing operations as distribution fee revenue, of which a substantial portion is passed through to third parties, including parties that were related prior to the sale, as distribution and servicing expense. All periods presented have been restated to reflect these changes.

We now operate in one reportable business segment, Asset Management, with three divisions: Managed Investments, Institutional, and Wealth Management. Managed Investments is primarily engaged in providing investment advisory services to proprietary investment funds or to retail separately managed account programs. Institutional focuses on providing asset management services to institutional clients. Wealth Management is primarily focused on providing asset management services to high net worth individuals and families and endowments and includes our funds-of-hedge funds business. See Note 18 of Notes to Consolidated Financial Statements for additional information regarding the aggregation of operating segments for financial reporting purposes.

Our operating revenues primarily consist of investment advisory fees, from separate accounts and funds, and distribution and service fees. Investment advisory fees are generally calculated as a percentage of the assets of the investment portfolios that we manage. In addition, performance fees may be earned under certain investment advisory contracts for exceeding performance benchmarks. Distribution and service fees are fees received for distributing investment products and services or for providing other support services to investment portfolios, and are generally calculated as a percentage of the assets in an investment portfolio or a percentage of new assets added to an investment portfolio. Our revenues, therefore, are dependent upon the level of our assets under management, and thus are affected by factors such as securities market conditions, our ability to attract and maintain assets under management and key investment personnel, and investment performance. The fees that we charge for our investment services vary based upon factors such as the type of underlying investment product, the amount of assets under management, and the type of services (and investment objectives) that are provided. Fees charged for equity asset management services are generally higher than fees charged for fixed income and liquidity asset management services. Accordingly, our revenues will be affected by the composition of our assets under management. In addition, under revenue sharing agreements, our subsidiaries retain different percentages of revenues to cover their costs, including compensation. As such, our net income, profit margin and compensation as a percentage of operating revenues are impacted based on which subsidiaries generate our revenues, and a change in assets under management at one subsidiary can have a dramatically different effect on our revenues and earnings than an equal change at another subsidiary.

The most significant component of our cost structure is employee compensation and benefits, of which a majority is variable in nature and includes incentive compensation that is primarily based upon revenue levels and profits. The next largest component of our cost structure is distribution and servicing fees, which are primarily fees paid to third party distributors for selling our asset management products and services and are largely variable in nature. Certain other operating costs are fixed in nature, such as occupancy, depreciation and amortization, and fixed contract commitments for market data, communication and technology services, and usually do not decline with reduced levels of business activity or, conversely, usually do not rise proportionately with increased business activity.

Our financial position and results of operations are materially affected by the overall trends and conditions of the financial markets, particularly in the United States, but increasingly in the other countries in which we operate. Results of any individual period should not be considered representative of future results. Our profitability is sensitive to a variety of factors, including the amount and composition of our assets under management, and the volatility and general level of securities prices and interest rates, among other things. Sustained periods of unfavorable market conditions are likely to affect our profitability adversely. In addition, the diversification of services and products offered, investment performance, access to distribution channels, reputation in the market, attracting and retaining key employees and client relations are significant factors in determining whether we are successful in attracting and retaining clients. In the past decade, we have experienced substantial expansion due to internal growth and the strategic acquisition of asset management firms that provided, among other things, a broader range of investment expertise, additional product diversification and increased assets under management.

The financial services business in which we are engaged is extremely competitive. Our competition includes numerous global, national, regional and local asset management firms, broker-dealers and commercial banks. The industry has been affected by the consolidation of financial services firms through mergers and acquisitions. The industry in which we operate is also subject to extensive regulation under federal, state, and foreign laws. Like most firms, we have been impacted by the regulatory and legislative changes in the post-Enron era. In addition, the financial services industry has been the subject of a number of regulatory proceedings and requirements over the last few years, including proceedings regarding a number of mutual funds sales practices. The Sarbanes-Oxley Act continues to require us to review existing policies with respect to corporate governance, auditor independence and internal controls over financial reporting. Responding to these changes has required us to incur costs that continue to impact our profitability.

**Discontinued Operations**

As a result of the sale of the PC/CM businesses in fiscal 2006, the results of Private Client and Capital Markets segments are reflected in discontinued operations.

Private Client distributed a wide range of financial products through its branch distribution network, including equity and fixed income securities, proprietary and non-affiliated mutual funds and annuities. The primary sources of net revenues for Private Client were commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned from mutual funds, fee-based account fees and net interest from customers' margin loan and credit account balances. Sales credits associated with underwritten offerings initiated in the Capital Markets segment were reported in Private Client when sold through its branch distribution network.

Capital Markets consisted of our equity and fixed income institutional sales and trading and corporate and public finance. The primary sources of revenue for equity and fixed income institutional sales and trading included commissions and principal credits on transactions in both corporate and municipal products. We maintained proprietary fixed income and equity securities inventories primarily to facilitate customer transactions and as a result recognized trading profits and losses from our trading activities. Corporate finance revenues included underwriting fees and advisory fees from private placements and mergers and acquisitions. Sales credits associated with underwritten offerings were reported in Capital Markets when sold through institutional distribution channels. The results of this business segment also included realized and unrealized gains and losses on investments acquired in connection with merchant and investment banking activities.

All references to fiscal 2007, 2006 or 2005 refer to our fiscal year ended March 31 of that year. Terms such as "we," "us," "our," and "company" refer to Legg Mason.

## BUSINESS ENVIRONMENT AND RESULTS OF OPERATIONS

The financial environment in the United States during fiscal 2007 was mixed and, despite investor concerns about rising interest rates, high fuel prices, a downturn in housing markets, turbulence in the Middle East, and the weakening of the U.S. dollar against other major currencies, all three major market indexes rose during the fiscal year. The Dow Jones Industrial Average[(1)], Nasdaq Composite Index[(2)] and the S&P 500[(3)] were up 11%, 3% and 10%, respectively, for the fiscal year. During fiscal 2007, the U.S. Federal Reserve raised the federal funds rate by 0.25% two times to bring the federal funds rate to 5.25%.

The following table sets forth, for the periods indicated, items in the Consolidated Statements of Income as a percentage of operating revenues and the increase (decrease) by item as a percentage of the amount for the previous period:

| | Percentage of Operating Revenues | | | Period to Period Change* | |
|---|---|---|---|---|---|
| | Years Ended March 31, | | | | |
| | **2007** | 2006 | 2005 | **2007 Compared to 2006** | 2006 Compared to 2005 |
| **Operating Revenues** | | | | | |
| Investment advisory fees | | | | | |
| Separate accounts | **33.3%** | 41.6% | 49.2% | **31.3%** | 42.6% |
| Funds | **46.5** | 37.6 | 29.3 | **103.5** | 115.8 |
| Performance fees | **3.3** | 3.8 | 3.1 | **40.0** | 107.8 |
| Distribution and service fees | **16.5** | 16.1 | 16.7 | **68.3** | 62.7 |
| Other | **0.4** | 0.9 | 1.7 | **(28.7)** | (17.8) |
| Total operating revenues | **100.0** | 100.0 | 100.0 | **64.2** | 68.4 |
| **Operating Expenses** | | | | | |
| Compensation and benefits | **35.8** | 40.6 | 42.1 | **44.9** | 62.3 |
| Transaction-related compensation | **0.3** | 2.0 | — | **(77.1)** | n/m |
| Total compensation and benefits | **36.1** | 42.6 | 42.1 | **39.2** | 70.3 |
| Distribution and servicing | **27.5** | 21.2 | 16.1 | **112.9** | 121.7 |
| Communications and technology | **4.0** | 3.4 | 3.0 | **95.2** | 92.7 |
| Occupancy | **2.3** | 1.9 | 1.8 | **96.7** | 85.3 |
| Amortization of intangible assets | **1.6** | 1.5 | 1.4 | **77.9** | 80.7 |
| Litigation award settlement | — | (0.3) | — | **n/m** | n/m |
| Other | **4.8** | 4.0 | 4.5 | **96.2** | 48.6 |
| Total operating expenses | **76.3** | 74.3 | 68.9 | **68.7** | 81.7 |
| **Operating Income** | **23.7** | 25.7 | 31.1 | **51.3** | 39.0 |
| **Other Income (Expense)** | | | | | |
| Interest income | **1.4** | 1.8 | 1.3 | **22.8** | 139.3 |
| Interest expense | **(1.6)** | (2.0) | (2.8) | **35.8** | 17.6 |
| Other | **0.5** | 1.5 | 0.4 | **(30.4)** | 536.3 |
| Total other income (expense) | **0.3** | 1.3 | (1.1) | **(56.5)** | 294.6 |
| **Income from Continuing Operations before Income Tax Provision and Minority Interests** | **24.0** | 27.0 | 30.0 | **45.9** | 52.0 |
| Income tax provision | **9.1** | 10.4 | 11.2 | **44.3** | 57.2 |
| **Income from Continuing Operations before Minority Interests** | **14.9** | 16.6 | 18.8 | **46.9** | 48.9 |
| Minority interests, net of tax | — | (0.2) | — | **n/m** | n/m |
| **Income from Continuing Operations** | **14.9** | 16.4 | 18.8 | **49.0** | 46.8 |
| Income from discontinued operations, net of tax | — | 2.5 | 7.2 | **n/m** | (41.2) |
| Gain on sale of discontinued operations, net of tax | — | 24.4 | — | **n/m** | n/m |
| **Net Income** | **14.9%** | 43.3% | 26.0% | **(43.5)** | 180.1 |

n/m – not meaningful
*Calculated based on the change in actual amounts between fiscal years as a percentage of the prior year amount.

(1) Dow Jones Industrial Average is a trademark of Dow Jones & Company, which is not affiliated with Legg Mason.
(2) Nasdaq is a trademark of the Nasdaq Stock Market, Inc., which is not affiliated with Legg Mason.
(3) S&P is a trademark of Standard & Poor's, a division of the McGraw-Hill Companies, Inc., which is not affiliated with Legg Mason.

## FISCAL 2007 COMPARED WITH FISCAL 2006

### Financial Overview

Since our strategic transaction with Citigroup was completed on December 1, 2005, in which we acquired the CAM business and sold the PC/CM businesses, we have retroactively reflected the results of operations of the PC/CM businesses as discontinued operations for fiscal 2006 and 2005. Effective November 1, 2005, we completed the acquisition of Permal. As a result of the acquisitions, the results of our continuing operations for the fiscal year ended March 31, 2007 include a full year of results from CAM and Permal, while the results of continuing operations for the fiscal year ended March 31, 2006 include four months of results from CAM and five months of results from Permal.

For the fiscal year, net income and diluted earnings per share declined 43%, to $646.8 million, and 49%, to $4.48, respectively, from the prior year as a result of the after-tax gain on the sale of the PC/CM businesses of $644.0 million, or $4.94 per diluted share, recognized in the prior year. Income from continuing operations totaled $646.2 million, up 49% from the prior year and income from continuing operations per diluted share increased 34% to $4.48 despite an 11% increase in weighted average diluted shares outstanding. Operating revenues increased to $4.3 billion from $2.6 billion, an increase of 64%. The Company's revenues, expenses and income from continuing operations increased primarily as a result of the addition of a full year's results of CAM and Permal. The pre-tax profit margin from continuing operations declined to 24.0% from 27.0% in the prior year, primarily as a result of the addition of a full year's results of CAM and Permal. Increases in distribution revenues, of which a substantial portion is passed through to third parties as distribution and servicing expense, and an increase in other non-compensation related expenses were offset in part by decreases in compensation and benefits as a percent of revenue, due in part to higher revenue share-based incentive expense on higher revenues at certain of our subsidiaries which retain a lower percentage of revenues as compensation, transaction-related compensation, and other non-operating income. The pre-tax profit margin from continuing operations, as adjusted (see Supplemental Non-GAAP Financial Information), declined to 33.2% from 34.3% in the prior year, primarily as a result of an increase in other non-compensation related expenses and a decrease in non-operating income, offset in part by reduced compensation and benefits, as a percent of total revenue, and transaction-related compensation. In the prior year, income from discontinued operations, net of tax, totaled $66.4 million; diluted earnings per share from discontinued operations were $0.51 in the prior year.

### Assets Under Management

Assets under management ("AUM") at March 31, 2007 were $968.5 billion, up $100.9 billion or 12% from March 31, 2006. Net client cash flows for the fiscal year were $44.2 billion, representing 5% of our AUM at March 31, 2006, and were driven by approximately $27 billion in each of fixed income and liquidity flows, while negative client cash flows in equity assets resulting, in part, from lower relative investment performance, were approximately $10 billion. We generally earn higher fees and profit margins on equity AUM and outflows in this asset class will disproportionately impact our revenues and net income.

The components of the changes in our AUM (in billions) for the years ended March 31 were as follows:

| | **2007** | 2006 |
|---|---|---|
| Beginning of period | **$867.6** | $374.5 |
| Net client cash flows | **44.2** | 35.6 |
| Market performance and other | **57.5** | 36.9 |
| Acquisitions (dispositions), net | **(0.8)** | 420.6 |
| End of period | **$968.5** | $867.6 |

Average AUM for the years ended March 31, 2007 and 2006 were $905.8 billion and $546.9 billion, respectively.

Our AUM by asset class (in billions) as of March 31 were as follows:

| | **2007** | **% of Total** | 2006 | % of Total | % Change |
|---|---|---|---|---|---|
| Equity | **$338.0** | **34.9** | $324.9 | 37.5 | 4.0 |
| Fixed Income | **470.9** | **48.6** | 410.6 | 47.3 | 14.7 |
| Liquidity | **159.6** | **16.5** | 132.1 | 15.2 | 20.8 |
| Total | **$968.5** | **100.0** | $867.6 | 100.0 | 11.6 |

**AUM by Division**


FY 2007
FY 2006
Wealth Management
Managed Investments
Institutional
Wealth Management
Managed Investments
Institutional

Our AUM by division (in billions) as of March 31 were as follows:

| | 2007 | % of Total | 2006 | % of Total | % Change |
|---|---|---|---|---|---|
| Managed Investments | **$403.2** | **41.6** | $356.5 | 41.1 | 13.1 |
| Institutional | **496.3** | **51.3** | 444.8 | 51.3 | 11.6 |
| Wealth Management | **69.0** | **7.1** | 66.3 | 7.6 | 4.1 |
| Total | **$968.5** | **100.0** | $867.6 | 100.0 | 11.6 |

The components of the changes in our AUM by division (in billions) for the year ended March 31, 2007 were as follows:

| | Managed Investments | Institutional | Wealth Management | Total AUM |
|---|---|---|---|---|
| March 31, 2006 | $356.5 | $444.8 | $66.3 | $867.6 |
| Net client cash flows | 23.5 | 21.7 | (1.0) | 44.2 |
| Market performance and other | 23.3 | 30.2 | 4.0 | 57.5 |
| Acquisitions (dispositions), net | (0.1) | (0.4) | (0.3) | (0.8) |
| **March 31, 2007** | **$403.2** | **$496.3** | **$69.0** | **$968.5** |

Assets managed for U.S. domiciled clients accounted for 67% and 68% of total assets managed and non-U.S. domiciled clients represented 33% and 32% of total assets managed as of March 31, 2007 and 2006, respectively. Assets managed for non-U.S. domiciled clients as of March 31, 2006 have been revised to include $19.3 billion of assets previously included as assets managed for U.S. domiciled clients, principally non-U.S. domiciled feeder funds.

The following discussion separately addresses the results of our continuing operations and our discontinued operations.

## RESULTS OF CONTINUING OPERATIONS

### Operating Revenues

Revenues from continuing operations for the year ended March 31, 2007 were $4.3 billion, up 64% from $2.6 billion in the prior year primarily as a result of including a full year's results of CAM and Permal, including Permal's growth since acquisition, which combined accounted for approximately 90% of the increase in revenues. Higher average AUM, reflecting favorable market conditions and net client cash flows, also contributed to the increase.

Investment advisory fees from separate accounts increased 31% to $1.4 billion, primarily as a result of the acquisition of CAM, which accounted for approximately 80% of the increase, as well as higher AUM at Western Asset Management Company ("Western Asset"), Brandywine Global Investment Management, LLC ("Brandywine") and Legg Mason Capital Management, Inc. ("LMCM"), offset in part by a decline in advisory fees due to lower average assets managed by Private Capital Management, LP ("PCM").

Investment advisory fees from funds increased 103% to $2.0 billion, with approximately 90% of the increase attributable to the acquisitions of CAM and Permal, including Permal's growth since acquisition. Performance fees increased 40% to $142.2 million during fiscal 2007, primarily as a result of $31.9 million of increased fees earned by Permal.

Distribution and service fees increased 68% to $716.4 million with approximately 75% of the increase due to the addition of fees earned by CAM. In addition, distribution and service fees from Permal contributed approximately 10% of the increase.

**Revenues by Division**


FY 2007
FY 2006
Wealth Management
Managed Investments
Institutional
Wealth Management
Managed Investments
Institutional

Our operating revenues by division (in millions) for the years ended March 31 were as follows:

| | 2007 | 2006[1] |
|---|---|---|
| Managed Investments | **$2,444.4** | $1,364.0 |
| Institutional | **970.0** | 717.6 |
| Wealth Management | **929.3** | 563.6 |
| Total | **$4,343.7** | $2,645.2 |

(1) Fiscal year 2006 includes a reclassification of approximately $29.4 million and $4.6 million from the Institutional and Wealth Management divisions, respectively, to the Managed Investments division to reflect a change whereby the revenues generated by all proprietary funds, except those managed by Permal, are included in the Managed Investments division.

The increase in operating revenues in the Managed Investments and Institutional divisions was primarily due to including a full year's results of CAM. The increase in the operating revenues in the Wealth Management division was primarily due to including a full year's results of Permal, including growth since acquisition, offset in part by decreases at PCM.

**Operating Expenses**

Compensation and benefits increased 39% to $1.6 billion, primarily as a result of the addition of compensation costs from the acquired businesses and increased revenue share-based incentive expense on higher revenues at certain of our other subsidiaries. Compensation as a percentage of operating revenues was 36.1% for the year ended March 31, 2007, down from 42.6%, primarily as a result of higher revenues at revenue share entities, including revenues transferred from acquired entities, which retain a lower percentage of revenues as compensation, and a decrease in transaction-related compensation. Transaction-related compensation costs primarily include recognition of previously deferred compensation for CAM employees under prior Citigroup plans and accruals for retention compensation for transitional CAM employees. Costs for severance at CAM are included in the purchase price allocation and are not reflected in our results of operations. Compensation as a percentage of revenues also decreased as a result of the significant increase in fund revenues, of which a substantial portion is passed through to third parties as distribution and servicing expense.

Distribution and servicing expenses increased 113% to $1.2 billion, with approximately 80% of the increase resulting from the addition of the acquired businesses. The majority of distribution and servicing expenses are paid to Citigroup, who is our primary distributor.

Communications and technology, occupancy, amortization of intangible assets and other expenses all increased primarily as a result of a full year of expenses related to the CAM operations. The increase in other expenses was primarily from travel, professional fees and advertising costs.

The litigation award settlement during fiscal 2006 reflects the reversal of $8.2 million of charges recorded in fiscal 2004 as a result of the settlement of a civil copyright infringement lawsuit.

**Other Income (Expense)**

Interest income increased $10.9 million to $58.9 million, primarily as a result of higher average interest rates earned on higher average firm investment account balances. Interest expense increased $18.8 million to $71.5 million primarily due to the impact of a full year of interest expense on a $700 million term loan issued to finance the acquisition of CAM, offset in part by the repayment at maturity of $100 million in senior notes during fiscal 2006 and the conversion of our zero-coupon contingent convertible senior notes to common stock. Other income decreased $12.3 million to $28.1 million as a result of investments held by variable interest entities ("VIEs") that are no longer consolidated, offset in part by corresponding minority interests.

**Provision for Income Taxes**

The provision for income taxes increased 44.3% to $397.6 million, primarily as a result of the increase in income from continuing operations. The effective tax rate decreased to 38.1% from 38.5% in the prior year primarily reflecting increased revenues and earnings in foreign jurisdictions with lower effective tax rates.

**Supplemental Non-GAAP Financial Information**

Cash income from continuing operations rose 59% for the fiscal year to $845.4 million or $5.86 per diluted share from $532.1 million or $4.10 per diluted share primarily due to including a full year's results of CAM and Permal. The pre-tax profit margin from continuing operations as adjusted for distribution and servicing expense for fiscal years 2007 and 2006 was 33.2% and 34.3%, respectively.

***Cash Income from Continuing Operations***

As supplemental information, we are providing a performance measure that is based on a methodology other than generally accepted accounting principles ("non-GAAP") for "cash income from continuing operations" that management uses as a benchmark in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries. We define "cash income from continuing operations" as income from continuing operations, plus amortization and deferred taxes related to intangible assets. We believe that cash income from continuing operations provides a good representation of our operating performance adjusted for non-cash acquisition related items and it facilitates comparison of our results to the results of other asset management firms that have not engaged in significant acquisitions. We also believe that cash income from continuing operations is an important metric in estimating the value of an asset management business. In considering acquisitions, we often calculate a target firm's cash earnings as a metric in estimating its value. This measure is provided in addition to income from continuing operations, but is not a substitute for income from continuing operations and may not be comparable to non-GAAP performance measures, including measures of cash earnings or cash income, of other companies. Further, cash income from operations is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. Legg Mason considers cash income from continuing operations to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value and because it facilitates comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions.

In calculating cash income from continuing operations, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to income from continuing operations to reflect the fact that this non-cash expense does not represent an actual decline in the value of the intangible assets. Deferred taxes on intangible assets, including goodwill, represent actual tax benefits that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we actually receive these tax benefits, we add them to income in the calculation of cash income from continuing operations. Should a disposition or impairment charge occur, its impact on cash income from continuing operations may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor changes in intangible assets and goodwill and the related impact on cash income from continuing operations for distorting effects and ensure appropriate explanations accompany disclosures of cash income from continuing operations.

Although depreciation and amortization on fixed assets are non-cash expenses, we do not add these charges in calculating cash income from continuing operations because these charges are related to assets that will ultimately require replacement.

We have revised our definition of cash income from continuing operations. The changes relate to the treatment of stock-based compensation expense and the timing of tax effects associated with the amortization of intangibles. In calculating cash income from continuing operations, we no longer adjust for stock-based compensation expense. In addition, to more consistently reflect the timing of tax effects on our non-GAAP adjustments, we now add back to income from continuing operations amortization expense for intangible assets before taxes, rather than adding such expense net of taxes. We have applied these changes to all periods presented. However, the adjustments do not have a significant aggregate impact on the amount of cash income from continuing operations for the periods presented.

A reconciliation of income from continuing operations to cash income from continuing operations (in thousands except per share) is as follows:

| | For the Years Ended March 31, | | Period to |
|---|---|---|---|
| | **2007** | 2006 | Period Change |
| Income from Continuing Operations | **$646,246** | $433,707 | 49.0% |
| Plus: | | | |
| Amortization of intangible assets | **68,410** | 38,460 | 77.9 |
| Deferred income taxes on intangible assets[1] | **130,758** | 59,940 | 118.1 |
| Cash Income from Continuing Operations | **$845,414** | $532,107 | 58.9 |
| Cash Income per Diluted Share | | | |
| Income from continuing operations per diluted share | **$ 4.48** | $ 3.35 | 33.7 |
| Amortization of intangible assets | **0.47** | 0.29 | 62.1 |
| Deferred income taxes on intangible assets | **0.91** | 0.46 | 97.8 |
| Cash Income per Diluted Share | **$ 5.86** | $ 4.10 | 42.9 |

(1) Increase from prior year primarily relates to deferred income taxes on intangible assets and goodwill on acquired entities for a full fiscal year.

***Pre-tax Profit Margin from Continuing Operations, as Adjusted***

We believe that pre-tax profit margin from continuing operations adjusted for distribution and servicing expense is a useful measure of our performance because it indicates what our margins would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, and thus shows the effect of these revenues on our margins. This measure is provided in addition to the Company's pre-tax profit margin from continuing operations calculated under GAAP, but is not a substitute for calculations of margin under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, of other companies.

A reconciliation of pre-tax profit margin from continuing operations adjusted for distribution and servicing expense (in thousands) is as follows:

| | For the Years Ended March 31, | |
|---|---|---|
| | **2007** | 2006 |
| Operating Revenues, GAAP basis | **$4,343,675** | $2,645,212 |
| Less: | | |
| Distribution and servicing expense | **1,196,019** | 561,788 |
| Operating Revenues, as adjusted | **$3,147,656** | $2,083,424 |
| Income from Continuing Operations before Income Tax Provision and Minority Interests | **$1,043,854** | $ 715,462 |
| Pre-tax profit margin, GAAP basis | **24.0%** | 27.0% |
| Pre-tax profit margin, as adjusted | **33.2** | 34.3 |

## RESULTS OF DISCONTINUED OPERATIONS

Income from discontinued operations, net of tax, for the year ended March 31, 2006, was $66.4 million, or $0.51 per diluted share. Gain on sale of discontinued operations, net of tax, for fiscal 2007 and 2006 was $0.6 million and $644.0 million, respectively. Gain on sale of discontinued operations had no impact on our earnings per share in fiscal 2007 and was responsible for $4.94 per diluted share in fiscal 2006.

## FISCAL 2006 COMPARED WITH FISCAL 2005

### Financial Overview

As a result of the acquisitions of Permal and CAM, the results of our continuing operations for fiscal 2006 include five months of results from Permal and four months of results from CAM.

Operating revenues increased 68% to $2.6 billion as a result of higher revenues from significantly increased levels of AUM primarily from the CAM and Permal acquisitions. Net income and diluted earnings per share for the year ended March 31, 2006 also increased significantly compared to the prior year. Net income increased to $1.1 billion from $408.4 million, or 180%, and diluted earnings per share increased to $8.80 from $3.53, up 149%, primarily due to a net gain on the sale of discontinued operations of $644.0 million, or $4.94 per share. Income from continuing operations totaled $433.7 million, up 47% from the prior year, primarily due to the acquisitions of CAM and Permal. Higher levels of AUM at Western Asset and LMCM also contributed to the increase. The pre-tax profit margin from continuing operations was 27%, down from 30% in fiscal 2005. The decrease in the pre-tax profit margin was primarily due to a significant increase in fund revenues, of which a substantial portion is passed through to third parties as distribution and servicing expense, and to transaction-related compensation costs related to the CAM acquisition. The pre-tax profit margin from continuing operations, as adjusted (see Supplemental Non-GAAP Financial Information), declined to 34.3% from 35.7% in fiscal 2005, primarily as a result of transaction-related compensation costs related to the CAM acquisition. Diluted earnings per share from continuing operations were $3.35, an increase of 31% from $2.56. Weighted average diluted shares increased 11% to 130.3 million due primarily to the issuance of common and non-voting convertible preferred shares in connection with the acquisition of CAM. Income from discontinued operations, net of tax, totaled $66.4 million, down 41% from the prior year primarily due to the sale of the PC/CM businesses on December 1, 2005. Diluted earnings per share from discontinued operations were $0.51, a decrease of 47% from $0.97 for the prior year. All share and earnings per share numbers have been restated for fiscal 2005, where appropriate, for a 3 for 2 stock split effective September 24, 2004.

### Assets Under Management

AUM at March 31, 2006 were $867.6 billion, up $493.1 billion or 132% from March 31, 2005. The acquisitions of CAM and Permal were responsible for approximately $426.1 billion or 86% of the net increase. Net client cash flows were responsible for $35.6 billion or 7% of the increase.

The components of the changes in our AUM (in billions) for the years ended March 31 were as follows:

| | 2006 | 2005 |
|---|---|---|
| Beginning of period | $374.5 | $286.2 |
| Net client cash flows | 35.6 | 65.3 |
| Market performance and other | 36.9 | 16.8 |
| Acquisitions (dispositions), net | 420.6 | 6.2 |
| End of period | $867.6 | $374.5 |

Our AUM by asset class (in billions) as of March 31 were as follows:

| | 2006 | % of Total | 2005[1] | % of Total | % Change |
|---|---|---|---|---|---|
| Equity | $324.9 | 37.5 | $144.7 | 38.6 | 124.5 |
| Fixed Income | 410.6 | 47.3 | 220.9 | 59.0 | 85.9 |
| Liquidity | 132.1 | 15.2 | 8.9 | 2.4 | 1,384.3 |
| Total | $867.6 | 100.0 | $374.5 | 100.0 | 131.7 |

(1) Certain accounts totaling $12.5 billion with average maturities in excess of 90 days are included in Fixed Income, rather than Liquidity, to conform to the current period presentation.

### AUM by Division

FY 2006 FY 2005


Wealth Management
Managed Investments
Institutional
Wealth Management
Managed Investments
Institutional

Our AUM by division (in billions) as of March 31 were as follows:

| | 2006 | % of Total | 2005[1] | % of Total | % Change |
|---|---|---|---|---|---|
| Managed Investments | $356.5 | 41.1 | $ 71.4 | 19.1 | 399.3 |
| Institutional | 444.8 | 51.3 | 254.1 | 67.8 | 75.0 |
| Wealth Management | 66.3 | 7.6 | 49.0 | 13.1 | 35.3 |
| Total | $867.6 | 100.0 | $374.5 | 100.0 | 131.7 |

(1) $6.5 billion in managed assets have been reclassified from Managed Investments to Institutional.

CAM's fixed income and international equity separate accounts are included in our Institutional division, while its U.S. equity separate accounts and all mutual and other proprietary fund AUM are included in our Managed Investments division. Permal's AUM are included in our Wealth Management division.

The components of the changes in our AUM by division (in billions) for the years ended March 31, 2006 were as follows:

| | Managed Investments | Institutional | Wealth Management | Total AUM |
|---|---|---|---|---|
| March 31, 2005 | $ 71.4 | $254.1 | $49.0 | $374.5 |
| Net client cash flows | (8.9) | 45.9 | (1.4) | 35.6 |
| Market performance and other | 17.8 | 13.3 | 5.8 | 36.9 |
| Acquisitions (dispositions), net | 276.2 | 131.5 | 12.9 | 420.6 |
| March 31, 2006 | $356.5 | $444.8 | $66.3 | $867.6 |

Assets managed for U.S.-domiciled clients accounted for 68% and 75% of total assets managed and non-U.S. domiciled clients represented 32% and 25% of total assets managed as of March 31, 2006 and 2005, respectively.

The following discussion separately addresses the results of continuing operations and the results of our discontinued operations.

## RESULTS OF CONTINUING OPERATIONS

### Operating Revenues

Revenues from continuing operations for the year ended March 31, 2006 were $2.6 billion, up 68% from $1.6 billion in the prior year as a result of growth in AUM, including increases from acquisitions. The CAM and Permal acquisitions accounted for 70% of the increase in revenues. Strong growth in aggregate AUM experienced by Western Asset and LMCM also contributed to the increase.

Investment advisory fees from separate accounts increased 43% to $1.1 billion, primarily as a result of the acquisition of CAM and growth in assets managed at Western Asset. CAM and Western Asset accounted for 41% and 28% of the increase, respectively. Collectively PCM, Brandywine, and LMCM accounted for 23% of the increased investment advisory fees from separate accounts.

Investment advisory fees from funds increased 116% to $1.0 billion, primarily as a result of the acquisitions of CAM and Permal. CAM and Permal accounted for 86% of the increase in investment advisory fees from funds. Increases in fund assets managed by Royce and Associates, LLC ("Royce") and LMCM accounted for 7% of the increase.

Performance fees rose $52.7 million to $101.6 million during fiscal 2006, primarily attributable to the acquisition of Permal. Distribution and service fees increased 63% to $425.6 million, with $120.5 million, or 73% of the increase, due to the addition of CAM.

Other operating revenues decreased by 18% to $22.6 million, primarily as a result of declines in commissions earned by PCM's related broker-dealer.

**Revenues by Division**


FY 2006
FY 2005
Wealth Management
Managed Investments
Institutional
Wealth Management
Managed Investments
Institutional

Our operating revenues by division (in millions) for the years ended March 31 were as follows:

| | 2006[1] | 2005[1] |
|---|---|---|
| Managed Investments | $1,364.0 | $ 740.5 |
| Institutional | 717.6 | 501.8 |
| Wealth Management | 563.6 | 328.4 |
| Total | $2,645.2 | $1,570.7 |

(1) Fiscal years 2006 and 2005 include reclassifications of approximately $29.4 million and $13.6 million, respectively, from the Institutional division, and $4.6 million and $2.9 million, respectively, from the Wealth Management division, to the Managed Investments division to reflect a change whereby the revenues generated by all proprietary funds, except those managed by Permal, are included in the Managed Investments division.

The increases in operating revenues in the Managed Investments and Institutional divisions were primarily due to the acquisition of CAM. The increase in the operating revenues of the Wealth Management division is primarily due to the inclusion of Permal's revenues.

**Operating Expenses**

Compensation and benefits increased 70% to $1.1 billion, primarily as a result of the addition of transaction-related compensation costs from the acquired businesses, including compensation related to the CAM acquisition, and increased revenue share-based incentive expense on higher revenues at certain of our other subsidiaries. Compensation as a percentage of operating revenues was 42.6% for the year ended March 31, 2006, up from 42.1%, resulting from the transaction-related compensation discussed above, offset in part by the significant increase in fund revenues, of which a substantial portion is passed through to third parties as distribution and servicing expense.

Distribution and servicing expenses increased 122% to $561.8 million, primarily as a result of the addition of $183.4 million in distribution and service fee expense at CAM. Permal also contributed to the increase.

Communications and technology, occupancy, and amortization of intangible assets expense all increased primarily as a result of the addition of expenses related to the CAM acquisition.

The litigation award settlement reflects the reversal of $8.2 million of charges recorded in fiscal 2004 as a result of the settlement of a civil copyright infringement lawsuit in the current period.

Other expenses increased 49% to $106.0 million, primarily due to increased promotional costs at CAM and professional fees. In connection with the acquisition of CAM and sale of the PC/CM businesses, Legg Mason and Citigroup entered into mutual transition services agreements to provide certain administrative services (other than investment advisory services) provided by the seller to the transferred business in the ordinary course prior to the date of sale. Under each agreement, the respective services are to be provided for up to eighteen months with a provision for an additional six-month renewal. The service recipient may terminate the services on an individual basis with notice. For the four months ended March 31, 2006, Other expenses include approximately $14.9 million of costs for services provided to the CAM operations by Citigroup and $16.8 million of expense reductions for cost of services provided to Citigroup for support of sold businesses.

**Other Income (Expense)**

Interest income increased $27.9 million to $48.0 million, primarily as a result of higher average interest rates on higher average firm investment account balances. Interest expense increased $7.9 million to $52.6 million due to additional debt incurred in connection with the CAM acquisition, offset in part by the conversion of $479.9 million principal amount at maturity of zero-coupon contingent convertible senior notes to common stock. Other income increased $34.0 million to $40.4 million as a result of net gains on firm investments and gains from trading investments held by consolidated VIEs as a result of the Permal acquisition, which are offset in part by a corresponding minority interests allocation.

**Provision for Income Taxes**

The provision for income taxes increased 57% to $275.6 million, primarily as a result of the increase in income from continuing operations. The effective tax rate increased to 38.5% from 37.2% in the prior year's period primarily due to a higher provision for state income taxes as a result of the acquisition of CAM, which operates in state and local jurisdictions with higher tax rates.

**Supplemental Non-GAAP Financial Information**

Cash income from continuing operations rose 45% for the fiscal year to $532.1 million or $4.10 per diluted share from $367.0 million or $3.17 per diluted share, primarily from the increase in income from continuing operations due to the acquisitions of CAM and Permal. The pre-tax profit margin from continuing operations, as adjusted for distribution and servicing expense, for fiscal years 2006 and 2005 was 34.3% and 35.7%, respectively. See Supplemental Non-GAAP Financial Information in Fiscal 2007 Compared with Fiscal 2006 section regarding these non-GAAP disclosures.

A reconciliation of income from continuing operations to cash income from continuing operations (in thousands except per share) is as follows:

| | For the Years Ended March 31, 2006 | 2005 | Period to Period Change |
|---|---|---|---|
| Income from Continuing Operations | $433,707 | $295,424 | 46.8% |
| Plus: | | | |
| Amortization of intangible assets | 38,460 | 21,286 | 80.7 |
| Deferred income taxes on intangible assets | 59,940 | 50,291 | 19.2 |
| Cash Income from Continuing Operations | $532,107 | $367,001 | 45.0 |
| Cash Income per Diluted Share | | | |
| Income from continuing operations per diluted share | $ 3.35 | $ 2.56 | 30.9 |
| Amortization of intangible assets | 0.29 | 0.18 | 61.1 |
| Deferred income taxes on intangible assets | 0.46 | 0.43 | 7.0 |
| Cash Income per Diluted Share | $ 4.10 | $ 3.17 | 29.3 |

A reconciliation of pre-tax profit margin from continuing operations adjusted for distribution and servicing expense (in thousands) is as follows:

| | For the Years Ended March 31, | |
|---|---|---|
| | 2006 | 2005 |
| Operating Revenues, GAAP basis | $2,645,212 | $1,570,700 |
| Less: | | |
| Distribution and servicing expense | 561,788 | 253,394 |
| Operating Revenues, as adjusted | $2,083,424 | $1,317,306 |
| Income from Continuing Operations before Income Tax Provision and Minority Interests | $ 715,462 | $ 470,758 |
| Pre-tax profit margin, GAAP basis | 27.0% | 30.0% |
| Pre-tax profit margin, as adjusted | 34.3 | 35.7 |

**RESULTS OF DISCONTINUED OPERATIONS**

Since the announcement of the transaction to sell the PC/CM businesses in June 2005, these businesses have been reflected as discontinued operations for all periods presented. See Notes 2 and 3 of Notes to the Consolidated Financial Statements for additional information related to the transaction with Citigroup. Prior to the sale on December 1, 2005, the PC/CM businesses were business segments.

Due to the sale of the PC/CM businesses on December 1, 2005, fiscal 2006 reflects results for eight months compared to twelve months in fiscal 2005. The results of discontinued operations for fiscal 2006 were also negatively affected by the announcement of the transaction. As a result, net revenues from discontinued operations for the year ended March 31, 2006 decreased $310.7 million, or 36%, to $545.7 million. Income from discontinued operations before income tax decreased $78.5 million, or 42%. Diluted earnings per share from discontinued operations were $0.51, a decrease of 47% from $0.97 in the prior year.

Financial results of discontinued operations by business segment (in thousands) were as follows:

| | 2006 | 2005 |
|---|---|---|
| **NET REVENUES** | | |
| Private Client | $ 502,400 | $ 727,888 |
| Capital Markets | 168,751 | 306,653 |
| | 671,151 | 1,034,541 |
| Reclassification[1] | (125,436) | (178,175) |
| Total | $ 545,715 | $ 856,366 |
| **INCOME BEFORE INCOME TAX PROVISION** | | |
| Private Client | $ 100,289 | $ 132,785 |
| Capital Markets | 9,115 | 55,164 |
| Total | $ 109,404 | $ 187,949 |

(1) Represents distribution fees from proprietary mutual funds, historically reported in Private Client, that have been reclassified to Asset Management as distribution fee revenue, with a corresponding distribution expense, to reflect Legg Mason's continuing role as funds' distributor.

## LIQUIDITY AND CAPITAL RESOURCES

The primary objective of our capital structure and funding practices is to appropriately support Legg Mason's business strategies and to provide needed liquidity at all times, including maintaining required capital in certain subsidiaries. Liquidity and the access to liquidity is important to the success of our ongoing operations. Our overall funding needs and capital base are continually reviewed to determine if the capital base meets the expected needs of our businesses. We intend to continue to explore potential acquisition opportunities as a means of diversifying and strengthening our asset management business. These opportunities may from time to time involve acquisitions that are material in size and may require, among other things, the raising of additional equity capital and/or the issuance of additional debt.

On December 1, 2005, we completed the acquisition of CAM in exchange for (i) all outstanding stock of Legg Mason subsidiaries that constituted our PC/CM businesses; (ii) 5,393,545 shares of common stock and 13.346632 shares of non-voting Legg Mason convertible preferred stock, which is convertible, upon transfer, into 13,346,632 shares of common stock; and (iii) $512 million in cash borrowed under a $700 million five-year syndicated term loan facility. Under the terms of the agreement, we paid a post-closing purchase price adjustment of $84.7 million to Citigroup in September 2006, based on the retention of certain AUM nine months after the closing. Since this contingent payment was paid from available cash, an unsecured 5-year, $300 million floating-rate credit agreement that we had entered to fund this obligation terminated in accordance with its terms. During fiscal 2006, Legg Mason issued approximately 4.96 million common shares upon conversion of approximately 4.96 shares of the convertible preferred stock that was issued in the CAM acquisition.

The following table summarizes the credit facilities that were executed in connection with the CAM acquisition. The credit facilities include agreements to fund working capital needs and for general corporate purposes, including acquisitions. The facilities have restrictive covenants that require us, among other things, to maintain specific leverage ratios. We have maintained compliance with the applicable covenants of these borrowing facilities.

| Type | Available Amount | Outstanding at March 31, 2007 | Outstanding at March 31, 2006 | Interest Rate | Maturity | Purpose |
|---|---|---|---|---|---|---|
| 5-Year Term Loan | $700,000 | $650,000 | $700,000 | LIBOR + 0.35% | October 2010 | Purchase price |
| 5-Year Credit Agreement[1] | $300,000 | $ — | $ — | LIBOR + 0.35% | November 2010 | Contingent Acquisition costs |
| 3-Year Term Loan[2] | $ 16,000 | $ 8,543 | $ 15,776 | Floating + 0.35% | November 2008 | Purchase price |
| Promissory Note[3] | $ 83,227 | $ — | $ 83,227 | LIBOR + 0.35% | November 2006 | Purchase price |
| Revolving Credit Agreement | $500,000 | $ — | $ — | LIBOR + 0.35% | October 2010 | Working capital |
| Revolving Credit Agreement[1] | $130,000 | $ — | $ — | LIBOR + 0.27% | November 2006 | Working capital |

(1) Terminated in fiscal 2007. There were no borrowings during fiscal 2007.
(2) Loan denominated in Chilean Pesos. Floating rate linked to Bank of Chile offering rate.
(3) Matured in fiscal 2007.

On October 14, 2005, Legg Mason entered into a syndicated five-year $700 million unsecured floating-rate term loan agreement to primarily fund the cash portion of the purchase price of the Citigroup transaction. At closing, we borrowed $600 million, of which $512 million was used to fund the cash portion of the purchase and the remainder was used to fund acquisition-related expenses. The remaining $100 million of the $700 million loan facility was drawn down in February 2006 for additional acquisition related costs; $650 million remains outstanding as of March 31, 2007. Effective with the closing of the Citigroup transaction, we entered into a $400 million three-year amortizing interest rate swap ("Swap") to hedge a portion of the $700 million floating rate term loan at a fixed rate of 4.9%. During the March 2007 quarter, this Swap began to unwind and we repaid a corresponding $50 million of the debt. We currently intend to repay a minimum of $50 million per quarter of the current

$650 million outstanding balance on this loan in order to match the amortization of the Swap.

Also in connection with the Citigroup transaction, one of our subsidiaries was the borrower under a 364-day promissory note of $83.2 million. During the fiscal year ended March 31, 2007, we paid from available cash the balance outstanding on this note.

Effective November 1, 2005, we acquired 80% of the outstanding equity of Permal. Concurrent with the acquisition, Permal completed a reorganization in which the residual 20% of outstanding equity was converted to preference shares, resulting in Legg Mason owning 100% of the outstanding voting common stock of Permal. We have the right to purchase the preference shares over the four years subsequent to the closing and, if that right is not exercised, the holders of those equity interests have the right to require Legg Mason to purchase the interests in the same general time frame for approximately the same consideration. The aggregate consideration paid by Legg Mason at closing was $800 million, of which $200 million was in the form of 1,889,322 newly issued shares of Legg Mason common stock and the remainder was cash. We funded the cash portion of the acquisition from existing cash. It is anticipated that we will acquire the remaining 20% ownership interest in Permal, and we will do so in purchases that will be made two and four years after the initial closing at prices based on Permal's revenues. The maximum aggregate price, including earnout payments related to each purchase and based upon future revenue levels, for all equity interests in Permal is $1.386 billion, with a $961 million minimum price, excluding acquisition costs and dividends. Based upon current performance levels, as of March 31, 2007, $130 million of the $161 million difference between the minimum purchase price and consideration paid at closing is classified as Contractual acquisition payable, a current liability. We may elect to deliver up to 25% of each of the future payments in the form of shares of our common stock. In addition, during fiscal 2007 we paid approximately $12 million in dividends on the preference shares, and we will pay a minimum of $27 million in dividends on the preference shares over the next 3 years.

Our assets consist primarily of intangible assets, goodwill, cash and cash equivalents and investment advisory and related fees receivables. Our assets are principally funded by equity capital and long-term debt. The investment advisory fee receivables are short-term in nature and collectibility is reasonably certain. Excess cash is generally invested in institutional money market funds and commercial paper. The highly liquid nature of our current assets provides us with flexibility in financing and managing our anticipated operating needs.

At March 31, 2007, our total assets and stockholders' equity were $9.6 billion and $6.5 billion, respectively. During fiscal 2007, stockholders' equity increased approximately $691.4 million, primarily due to the net income for the year. During the year ended March 31, 2007, cash and cash equivalents increased by $160.1 million from $1.02 billion at March 31, 2006 to $1.18 billion at March 31, 2007. Cash flows from operating activities provided $905.5 million, primarily attributable to net income. Cash flows from investing activities used $542.1 million, primarily attributable to a contingent earnout payment to the previous owners of PCM, payments for fixed assets and the purchase price adjustment paid to Citigroup. Financing activities used $209.4 million, primarily due to payment of cash dividends and repayment of short-term and long-term borrowings. We expect that cash flows provided by operating activities will be the primary source of working capital for the next year.

As of March 31, 2007, our outstanding debt balance was $1.1 billion. In addition to the $650.0 million five-year term loan discussed previously, included in the outstanding debt is $425.0 million principal amount of senior notes due July 2, 2008, which bear interest at 6.75%. The notes were issued at a discount to yield 6.80%. The accreted balance at March 31, 2007 was $424.8 million. During fiscal 2006, holders of zero-coupon contingent convertible notes aggregating $479.9 million principal amount at maturity converted the notes into approximately 5.5 million shares of common stock. During fiscal 2007, all remaining outstanding zero-coupon contingent convertible senior notes were converted into 756 thousand shares of common stock. Proceeds from our long-term debt have been primarily used to fund the acquisition of asset management entities.

On September 21, 2006, Moody's Investor Service, Inc. upgraded the rating on our senior, unsecured debt from A3 to A2. Our debt ratings at March 31, 2007 for Standard and Poor's Rating Services and Fitch Ratings were BBB+ and A-, respectively.

On August 1, 2001, Legg Mason purchased PCM for cash of approximately $682.0 million, excluding acquisition costs. The transaction included two contingent payments based on PCM's revenue growth for the years ending on the third and fifth anniversaries of closing, with the aggregate purchase price to be no more than $1.382 billion. During fiscal 2005, we made the maximum third anniversary payment of $400.0 million to the former owners of PCM. During the quarter ended September 30, 2006, we paid from available cash the maximum fifth anniversary payment of $300.0 million, which was accrued as a liability with a corresponding increase to goodwill at March 31, 2006. This payment is subject to certain limited claw-back provisions.

We maintain an unsecured revolving credit facility of $500 million that matures on October 1, 2010, to fund working capital needs and for general corporate purposes. There were no borrowings outstanding under this facility as of March 31, 2007 or 2006.

We have available under a shelf registration statement approximately $1.25 billion for the issuance of additional debt or equity securities. A shelf filing permits us to register securities in advance and then sell them when financing needs arise or market conditions are favorable. We intend to use the shelf registration for general corporate purposes, including the expansion of our business. There are no assurances as to the terms of any securities that may be issued pursuant to the shelf registration since they are dependent on market conditions and interest rates at the time of issuance.

The Board of Directors previously authorized us, at our discretion, to purchase up to 3.0 million shares of our common stock. There were no repurchases during fiscal 2007 and 2006. During fiscal 2005 we repurchased 734,700 shares for $40.7 million. As of March 31, 2007, the maximum amount of shares that may yet be purchased under the program is 666,200. In fiscal 2007, 2006 and 2005, we paid cash dividends of $109.9 million, $78.6 million, and $51.7 million, respectively. We anticipate that we will continue to pay quarterly dividends and to repurchase shares on a discretionary basis.

Certain of our asset management subsidiaries maintain various credit facilities for general operating purposes. See Notes 7 and 8 of Notes to Consolidated Financial Statements for additional information. Certain subsidiaries are also subject to the capital requirements of various regulatory agencies. All such subsidiaries met their respective capital adequacy requirements.

**Off-Balance Sheet Arrangements**

Off-balance sheet arrangements, as defined by the Securities and Exchange Commission ("SEC"), include certain contractual arrangements pursuant to which a company has an obligation, such as certain contingent obligations, certain guarantee contracts, retained or contingent interest in assets transferred to an unconsolidated entity, certain derivative instruments classified as equity or material variable interests in unconsolidated entities that provide financing, liquidity, market risk or credit risk support. Disclosure is required for any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, results of operations, liquidity or capital resources. We generally do not enter into off-balance sheet arrangements, as defined, other than those described in the Contractual Obligations and Contingent Payments section that follows and Special Purpose and Variable Interest Entities in Notes 1 and 17 of Notes to the Consolidated Financial Statements.

**Contractual Obligations and Contingent Payments**

Legg Mason has contractual obligations to make future payments in connection with our long-term debt and non-cancelable lease agreements. In addition, as described in Liquidity and Capital Resources above, we have made or expect to make contingent payments under business purchase agreements. See Notes 7, 8, and 10 of Notes to Consolidated Financial Statements for additional disclosures related to our commitments.

The following table sets forth these contractual and contingent obligations by fiscal year:

**Contractual and Contingent Obligations at March 31, 2007**

| *(In millions)* | 2008 | 2009 | 2010 | 2011 | 2012 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| **Contractual Obligations** | | | | | | | |
| Long-term borrowings by contract maturity | $ 5.1 | $438.8 | $ 5.5 | $654.0 | $ 0.8 | $ 8.6 | $1,112.8 |
| Coupon interest on long-term borrowings[1] | 65.2 | 48.4 | 33.2 | 24.9 | 0.5 | 1.6 | 173.8 |
| Minimum rental commitments | 97.2 | 108.8 | 104.1 | 82.7 | 76.2 | 630.9 | 1,099.9 |
| Total Contractual Obligations | 167.5 | 596.0 | 142.8 | 761.6 | 77.5 | 641.1 | 2,386.5 |
| **Contingent Obligations** | | | | | | | |
| Contingent payments related to business acquisitions[2] | 252.0 | 7.5 | 293.5 | — | 60.0 | — | 613.0 |
| Total Contractual and Contingent Obligations[3] | $419.5 | $603.5 | $436.3 | $761.6 | $137.5 | $641.1 | $2,999.5 |

(1) Coupon interest on floating rate long-term debt is based on rates outstanding at March 31, 2007.
(2) The amount of contingent payments reflected for any year represents the maximum amount that could be payable at the earliest possible date under the terms of business purchase agreements.
(3) The table above does not include approximately $39.3 in capital commitments to investment partnerships in which Legg Mason is a limited partner. These obligations will be funded, as required, through the end of the commitment periods that range from fiscal 2008 to 2011.

**Restructuring Charges**

Prior to consummation of the CAM transaction, senior management assessed and formulated plans for restructuring the business of the combined entities, which included reductions in the acquired workforce, rationalization and realignment of the acquired mutual funds, and an evaluation of office lease obligations assumed in the transaction in several geographic regions. Costs associated with reductions of the acquired work force were accrued at acquisition date, at which time specific plans and the communication of those plans were finalized. Costs associated with mutual fund realignment and office space rationalization were accrued during fiscal 2007, as management finalized plans and amounts could be reasonably estimated. As part of the fund realignment, certain domestic funds have been or are being merged with funds of similar strategy and certain funds have been or are being re-domiciled or liquidated, as approved by the Boards of Directors of the funds or fund shareholders. The fund realignment costs were not associated with or incurred to generate revenues of the combined entity after the consummation date, were incremental to other costs incurred in the conduct of activities prior to the transaction date, and were incurred as a direct result of the plan to exit certain CAM activities. The determination of excess office space in several geographic regions resulted from staff reductions and business integrations. Excess office space costs include both amounts incurred under existing contractual obligations of CAM that will continue with no economic benefit and penalties incurred to cancel contractual obligations of the acquired business.

The costs for workforce reductions, mutual fund realignment and excess office space aggregating $85.4 million are associated with integration of the acquired CAM business and such costs are reflected as additional goodwill and only impact future earnings to the extent recorded goodwill becomes impaired.

A summary of all accrued restructuring costs (in millions) follows:

| | Acquired Workforce Reductions | Fund Realignment | Office Leases | Total |
|---|---|---|---|---|
| Accrued at acquisition | $ 27.5 | $ — | $ — | $ 27.5 |
| Payments | (19.5) | — | — | (19.5) |
| Accrual at March 31, 2006 | 8.0 | — | — | 8.0 |
| Accruals | 1.2 | 42.4 | 14.3 | 57.9 |
| Payments | (9.0) | (37.2) | (3.3) | (49.5) |
| **Accrual at March 31, 2007** | **$ 0.2** | **$ 5.2** | **$11.0** | **$ 16.4** |

The purchase price allocation was completed during fiscal 2007, and we expect the remaining accrued costs to be paid as incurred or over their contractual terms in future years.

## MARKET RISK

The following describes certain aspects of our business that are sensitive to market risk.

### Revenues and Net Income

The majority of our revenue is based on the market value of our AUM. Accordingly, a decline in the prices of securities generally may cause our AUM to decrease. In addition, our fixed income and liquidity AUM are subject to the impact of interest rate fluctuations, as rising interest rates may tend to reduce the market value of bonds held in various mutual fund portfolios or separately managed accounts. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks. Declines in market values of AUM and underperformance of advisory contracts versus the applicable performance benchmarks will result in reduced fee revenues and net income.

### Investments

Legg Mason invests in sponsored mutual funds, limited partnerships, limited liability companies and certain other investment products. No investments were classified as held-to-maturity at March 31, 2007. Legg Mason has also made certain available-for-sale investments of $8.3 million at March 31, 2007. Declines in market values of these investments may negatively impact Legg Mason's revenues, net income and comprehensive income.

### Trading Assets

Of our securities owned, $273.2 million and $142.2 million as of March 31, 2007 and 2006, respectively, are classified as trading assets. Approximately $153.7 million of these assets as of March 31, 2007 and substantially all of these assets as of March 31, 2006 are related to long-term incentive compensation plans of subsidiaries that have corresponding liabilities. Accordingly, fluctuation in the market value of these assets and the related liabilities will have no impact on our operating revenues and will not have a material effect on our net income or liquidity. However, it may have an impact on our compensation expense with a corresponding offset in other non-operating income. Approximately $35.3 million of these assets are seed capital investments that are economically hedged. Fluctuations in the market value of these assets will not have a material impact on our net income. Approximately $84.2 million of these assets, including approximately $37.9 million related to long-term incentive compensation, represent investments in which fluctuations in market value may impact our non-operating income and net income.

### Foreign Exchange Sensitivity

Legg Mason operates primarily in the United States, but provides services, earns revenues and incurs expenses outside the United States. Accordingly, fluctuations in foreign exchange rates for currencies, principally in the United Kingdom, Canada, Brazil and Australia, may impact our comprehensive and net income. Certain of our subsidiaries have entered into forward contracts to manage the impact of fluctuations in foreign exchange rates on their results of operations. We do not expect foreign currency fluctuations to have a material effect on our comprehensive or net income or liquidity.

### Interest Rate Risk

Exposure to interest rate changes on our outstanding debt is not material as a substantial portion of our debt is at fixed interest rates. In addition, a significant portion of our outstanding floating rate debt is hedged through an interest rate swap that reduces our exposure in a rising interest rate environment. Gains and losses in the market value of the swap will be recorded as a component of other comprehensive income as long as the hedge is effective as a cash flow hedge. See Note 8 of Notes to Consolidated Financial Statements for additional disclosures regarding debt.

## CRITICAL ACCOUNTING POLICIES

Accounting policies are an integral part of the preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America. Understanding these policies, therefore, is a key factor in understanding our reported results of operations and financial position. See Note 1 of Notes to Consolidated Financial Statements for a discussion of our significant accounting policies and other information. Certain critical accounting policies require us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Due to their nature, estimates involve judgment based upon available information. Therefore, actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements.

We consider the following to be among our current accounting policies that involve significant estimates or judgments.

**Intangible Assets and Goodwill**

Our identifiable intangible assets consist primarily of asset management contracts, contracts to manage proprietary mutual funds or funds-of-hedge funds and trade names resulting from acquisitions. Management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. Contracts to manage proprietary mutual funds or funds-of-hedge funds are indefinite-life intangible assets because we assume that there is no foreseeable limit on the contract period due to the likelihood of continued renewal at little or no cost. Similarly, trade names are considered indefinite-life intangible assets because they are expected to generate cash flows indefinitely.

Goodwill represents the residual amount of acquisition cost in excess of identified tangible and intangible assets and assumed liabilities.

In allocating the purchase price of an acquisition to intangible assets, we must determine the fair value of the assets acquired. We determine fair values of intangible assets acquired based upon certain estimates and assumptions including projected future cash flows, growth or attrition rates for acquired contracts based upon historical experience, estimated contract lives, discount rates and investment performance. The determination of estimated contract lives requires judgment based upon historical client turnover and attrition rates and the probability that contracts with termination dates will be renewed.

As of March 31, 2007, we had approximately $2.4 billion in goodwill, $3.9 billion in indefinite-life intangible assets and $553.5 million in net amortizable intangible assets. The estimated useful lives of amortizable intangible assets currently range from 5 to 20 years. As of March 31, 2007, amortizable intangible assets are being amortized over a remaining weighted-average life of 11 years.

Goodwill is evaluated quarterly at the reporting unit level and is considered impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the implied fair value of the reporting unit, we use valuation techniques based on discounted cash flows, similar to techniques employed in analyzing the purchase price of an acquisition target. We have defined the reporting units to be the Managed Investments, Institutional and Wealth Management divisions, which are the same as our operating segments. Allocations of goodwill to our divisions for acquisitions and dispositions are based on relative fair values of the businesses added to or sold from the divisions. See Note 18 of Notes to Consolidated Financial Statements for additional information related to business segments.

Significant assumptions used in assessing the implied fair value of goodwill under the discounted cash flow method include the projected cash flows generated by the reporting unit, the growth rate used in projecting the cash flows, and the discount rate used to determine the present value of the cash flows. Annual cash flow growth rates are based on historical growth rates.

The Wealth Management and Managed Investments reporting units represent approximately 51% and 44%, respectively, of our goodwill. Wealth Management goodwill is principally attributable to PCM and Managed Investments goodwill is principally attributable to CAM. Projected cash flows for these divisions are assumed to grow 10% annually over the next five years, with a long-term annual growth rate of 5%. The projected cash flows are discounted at 16% to determine the present value. The discount rate is based on risk-adjusted estimated weighted average cost of capital. For the Wealth Management reporting unit, annual cash flows would have to decline by more than 35% or the discount rate increase to more than 20% for the goodwill to be deemed impaired. For the Managed Investments reporting unit, annual cash flows would have to decline by more than 50% or the discount rate increase to more than 25% for the goodwill to be deemed impaired.

We review the fair value of our intangible assets on a quarterly basis, considering projected cash flows, to determine whether the assets are impaired and the amortization periods are appropriate. If an asset is determined to be impaired, the difference between the value of the asset reflected on the financial statements and its current implied fair value is recognized as an expense in the period in which the impairment is determined to be other than temporary. If the amortization periods are not appropriate, the expected lives are adjusted and the impact on the fair value is assessed.

The implied fair values of intangible assets subject to amortization are determined at each reporting period using an undiscounted cash flow analysis. Significant assumptions used in assessing the implied fair value of management contract intangible assets include projected cash flows generated by the contracts, and attrition rates and the remaining lives of the contracts. Projected cash flows are based on fees generated by current AUM for the applicable contracts. Contracts are assumed to turnover evenly throughout the life of the intangible asset. The expected life of the asset is based upon factors such as average client retention and client turnover rates.

Management contract intangible assets related to the retail separately managed accounts acquired in the CAM acquisition and client contracts acquired with PCM represent approximately 48% and 37%, respectively, of our total amortizable intangible assets. This CAM intangible asset has an expected life of 12 years (which represents an annual contract turnover rate of 8%). For CAM contracts to be impaired, contract cash flows would have to decline by approximately 70% or client attrition would have to accelerate to a rate such that the estimated life decreases by more than 65%.

The PCM intangible asset related to client contracts had an original expected life of 18 years (which represents an annual contract turnover rate of 6%), with an expected remaining life of 12 years at March 31, 2007. At current expected client attrition rates, the cash flows generated by the underlying management contracts held by PCM would have to decline by approximately 50% for the asset to become impaired. Similarly, with no change to the profitability of the contracts, client attrition would have to accelerate to a rate such that our estimated useful life would decline by approximately 35% before the asset would be deemed impaired.

For intangible assets with lives that are indeterminable or indefinite, fair value is determined based on anticipated discounted cash flows. We have two primary types of indefinite-life intangible assets: proprietary fund contracts and to a lesser extent, trade names.

Significant assumptions used in assessing the fair value of proprietary fund contracts include the projected cash flows generated by those contracts and the discount rate used to determine the present value of the cash flows. Projected cash flows are based on annualized cash flows for the applicable contracts projected forward forty years, assuming annual cash flow growth approximating market returns. Contracts within the same family of funds are reviewed in aggregate and are considered interchangeable because investors can transfer between funds with limited restrictions. Similarly, cash flows generated by new funds added to the fund family are included when determining the fair value of the intangible asset.

The domestic mutual fund contracts acquired in the CAM acquisition and the Permal funds-of-hedge funds contracts account for approximately 65% and 25%, respectively, of our indefinite life intangible assets. Cash flows from the CAM and Permal contracts are assumed to grow at long-term annual rates of 5% and 8%, respectively, which approximates the expected average market returns. The projected cash flows from the CAM and Permal funds are discounted at 13% and 14%, respectively, based on the estimated weighted average cost of capital of the respective businesses. Changes in assumptions, such as an increased discount rate or declining cash flows, could result in an impairment. At current profitability levels, cash flows generated by the CAM mutual fund contracts would have to fall approximately 13% or the discount rate used in the test would have to be raised to 14% for the asset to be deemed impaired. Likewise, cash flows generated by the Permal funds-of-hedge funds contracts would have to decline by approximately 36% or the discount rate raised to 20% for the asset to be deemed impaired.

Some of our business acquisitions, such as PCM, Royce and Permal involved closely held companies in which certain key employees were also owners of those companies. In establishing the purchase price, we may include contingent consideration whereby only a portion of the purchase price is paid on the acquisition date. The determination of these contingent payments is consistent with our methods of valuing and establishing the purchase price, and we record these payments as additional purchase price and not compensation when the contingencies are met. Historically, contingent payments have been recorded as additional goodwill. See Note 6 of Notes to Consolidated Financial Statements for additional information regarding intangible assets and goodwill.

**Loss Contingencies**

Legg Mason has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Legg Mason is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. With the sale of our private client and capital markets businesses, we agreed to indemnify Citigroup for most customer complaints, litigation and regulatory liabilities that result from pre-closing events. Similarly, Citigroup has agreed to be liable to Legg Mason for most customer complaints litigation and regulatory liabilities of the CAM business that result from pre-closing events. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," we have established liabilities for potential losses from complaints, legal actions, investigations and proceedings, exclusive of legal fees. In establishing these liabilities, we use our judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed monthly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period the expenses are ultimately determined. As of March 31, 2007 and 2006, our liability for losses and contingencies was $2.6 million and $4.3 million, respectively. See Note 10 of Notes to Consolidated Financial Statements for additional disclosures regarding contingencies.

**Stock-Based Compensation**

Our stock-based compensation plans include stock options, employee stock purchase plans, restricted stock awards and deferred compensation payable in stock. Under our stock compensation plans, we issue stock options to officers, key employees and non-employee members of our Board of Directors.

During fiscal year 2007, Legg Mason adopted SFAS No. 123 (R), "Share-Based Payment" and related pronouncements using the modified-prospective method and the related transition election. Under this method, compensation expense for the year ended March 31, 2007 includes compensation cost for all non-vested share-based awards at their grant-date fair value amortized over the respective vesting periods on the straight-line method. As further described below, Legg Mason determines the fair value of stock-based compensation using the Black-Scholes option pricing model, with the exception of market-based performance grants, which are valued with a Monte Carlo option-pricing model. Prior to fiscal 2007, awards were also accounted for at grant-date fair value, except for awards granted prior to April 1, 2003, that were recorded at their intrinsic value. As a result, prior to the adoption of SFAS No. 123 (R), no related compensation expense was recognized for the awards granted prior to April 1, 2003, and the expense related to stock-based employee compensation included in the determination of net income for fiscal years 2006 and 2005 is less than that which would have been included if the fair value method had been applied to all awards. Under the modified-prospective method, the results for the years ended March 31, 2006 and 2005 have not been restated. Additionally, unamortized deferred compensation previously classified as a separate component of stockholders' equity has been reclassified as a reduction of additional paid-in capital. Also under SFAS No. 123 (R), cash flows related to income tax deductions in excess of stock-based compensation expense are classified as financing cash flows for the year ended March 31, 2007. For the years ended March 31, 2006 and 2005, such amount was $92,376 and $18,972, respectively, and continues to be classified as operating cash inflows.

In accordance with the provisions of SFAS No. 123 (R), we provide disclosure in Note 13 of Notes to Consolidated Financial Statements of our pro forma results if compensation expense associated with all stock option grants had been recognized at grant-date fair value over their respective vesting period. If we accounted for prior years' stock option grants at grant-date fair value, net income from continuing operations would have been reduced by $3.2 million and $7.9 million in fiscal 2006 and 2005, respectively. Net income from discontinued operations would have been reduced by $4.0 million and $6.1 million in fiscal 2006 and 2005, respectively. These reductions are the result of including additional expenses for grants made prior to April 2003.

We granted 1,037,380, 1,101,105 and 579,104 stock options, including those to non-employee directors, in fiscal 2007, 2006 and 2005, respectively. For additional information on share-based compensation, see Note 13 of Notes to Consolidated Financial Statements.

We determine the fair value of each option grant using the Black-Scholes option-pricing model, except for performance or market-based grants, for which we use a Monte Carlo option-pricing model. Both models require management to develop estimates regarding certain input variables. The inputs for the Black-Scholes model include: stock price on the date of grant, exercise price of the option, dividend yield, volatility, expected life and the risk-free interest rate, all of which except the grant date stock price and the exercise price require estimates or assumptions. We calculate the dividend yield based upon the average of the historical quarterly dividend payments over a term equal to the vesting period of the options. We estimate volatility in part based upon the historical prices of our stock over a period equal to the expected life of the option and in part upon the implied volatility of market-listed options at the date of grant. The expected life is the estimated length of time an option is held before it is either exercised or canceled, based upon our historical option exercise experience. The risk-free interest rate is the rate available for zero-coupon U.S. Government issues with a remaining term equal to the expected life of the options being valued. For market-based (performance) option grants, we use a Monte Carlo option-pricing model to estimate the fair value. If we used different methods to estimate our variables for the Black-Scholes and Monte Carlo models, or if we used a different type of option-pricing model, the fair value of our option grants might be different.

**Income Taxes**

Legg Mason and its subsidiaries are subject to the income tax laws of the Federal, state and local jurisdictions of the U.S. and numerous foreign jurisdictions in which we operate. We file income tax returns representing our filing positions with each jurisdiction. Due to the inherent complexities arising from conducting business and being taxed in a substantial number of jurisdictions, we must make certain estimates and judgments in determining our income tax provision for financial statement purposes. These estimates and judgments are used in determining the tax basis of assets and liabilities, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of revenue and expense recognition for tax and financial statement purposes. Management assesses the likelihood that Legg Mason will be able to realize its deferred tax assets. If it is more likely than not that the deferred tax asset will not be realized, then a valuation allowance is established with a corresponding increase to deferred tax provision. The calculation of our tax liabilities involves uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax uncertainties in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If we determine that our estimates have changed, the income tax provision will be adjusted in the period in which that determination is made. See Note 9 of Notes to Consolidated Financial Statements for additional disclosures regarding income taxes.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") to prescribe recognition and measurement thresholds in financial statements for tax positions. As noted below, this new accounting pronouncement is not expected to have a material impact on our consolidated financial statements.

## RECENT ACCOUNTING DEVELOPMENTS

The following relevant accounting pronouncements were recently issued.

The FASB issued FIN 48 in July 2006. FIN 48 clarifies previously issued FASB Statement No. 109, "Accounting for Income Taxes," by prescribing a recognition threshold and a measurement attribute in financial statements for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, interim accounting, disclosure and transition and will be effective for fiscal year 2008. We have substantially completed an analysis of adopting the provisions of FIN 48 and, based on that analysis, do not currently expect an adjustment to opening retained earnings or existing income tax reserves as of April 1, 2007, that will be material to our consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"), to provide a consistent definition of fair value and establish a framework for measuring fair value in generally accepted accounting principles. SFAS 157 has additional disclosure requirements and will be effective for fiscal year 2009. We are evaluating the adoption of SFAS 157 and cannot estimate the impact, if any, on our consolidated financial statements at this time.

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132 (R)" ("SFAS 158"). SFAS 158 requires an employer that is a business entity that sponsors one or more single-employer defined benefit plans to recognize the funded status of its plans on its balance sheet as of the balance sheet date. SFAS 158 also requires gains or losses and prior service costs or credits that are not components of net periodic benefit costs to be cycled through other comprehensive income until recognized as net periodic benefit cost. SFAS 158 has additional disclosure requirements and is effective as of March 31, 2007. The adoption of SFAS 158 did not have a material impact on our consolidated financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), to eliminate diversity in how registrants quantify financial statement misstatements. Prior to SAB 108, registrants have used one of two widely recognized methods to quantify financial statement misstatements: the "rollover" method or the "iron curtain" method. The iron curtain method quantifies uncorrected misstatements based on the effects of correcting the misstatements existing in the balance sheet in the current year, irrespective of the year of origination of the misstatement. The rollover method quantifies uncorrected misstatements based on the amount of misstatements originating in the current year income statement and ignores the effects of correcting the portion relating to balance sheet misstatements from prior years. SAB 108 requires that a registrant consider both the iron curtain and rollover methods when evaluating uncorrected misstatements. As such, uncorrected misstatements previously deemed to be immaterial under one method, may now be material under the new "dual approach" and require correction in the current year financial statements. SAB 108 has additional disclosure requirements. SAB 108 has been adopted as of March 31, 2007 and did not impact our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value. The provisions of SFAS 159 are not mandatory and we have the option to adopt SFAS 159 for fiscal 2008 or fiscal 2009. We are in the process of evaluating the potential future effect of SFAS 159 on our consolidated financial statements.

## FORWARD-LOOKING STATEMENTS

We have made in this 2007 Annual Report, and from time to time may otherwise make in our public filings, press releases and statements by our management, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including information relating to anticipated growth in revenues or earnings per share, anticipated changes in our businesses or in the amount of our client AUM, anticipated future performance of our business, anticipated future investment performance of our subsidiaries, our expected future net client cash flows, anticipated expense levels, changes in expenses, the expected effects of acquisitions and expectations regarding financial market conditions. The words or phrases "can be," "may be," "expects," "may affect," "may depend," "believes," "estimate," "project," "anticipate" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and we caution readers that any forward-looking information provided by or on behalf of Legg Mason is not a guarantee of future performance.

Actual results may differ materially from those in forward-looking information as a result of various factors, some of which are beyond our control, including but not limited to those discussed below and those discussed under the heading "Risk Factors" and elsewhere in our 2007 Annual Report on Form 10-K and our other public filings, press releases and statements by our management. Due to such risks, uncertainties and other factors, we caution each person receiving such forward-looking information not to place undue reliance on such statements. Further, such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligations to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Our future revenues may fluctuate due to numerous factors, such as: the total value and composition of AUM; the volatility and general level of securities prices and interest rates; the relative investment performance of company-sponsored investment funds and other asset management products compared with competing offerings and market indices; investor sentiment and confidence; general economic conditions; our ability to maintain investment management and administrative fees at current levels; competitive conditions in our business; the ability to attract and retain key personnel and the effects of acquisitions, including prior acquisitions. Our future operating results are also dependent upon the level of operating expenses, which are subject to fluctuation for the following or other reasons: variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors, changes in the percentages of revenues paid as compensation or other reasons; variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred by us to maintain our administrative infrastructure; unanticipated costs that may be incurred by Legg Mason from time to time to protect client goodwill or in connection with litigation or regulatory proceedings; and the effects of acquisitions and dispositions.

Our business is also subject to substantial governmental regulation and changes in legal, regulatory, accounting, tax and compliance requirements that may have a substantial effect on our business and results of operations.

## EFFECTS OF INFLATION

The rate of inflation can directly affect various expenses, including employee compensation, communications and technology and occupancy, which may not be readily recoverable in charges for services provided by us. Further, to the extent inflation adversely affects the securities markets, it may impact revenues and recorded intangible and goodwill values. See discussion of "Market Risks—Revenues and Net Income" and "Critical Accounting Policies—Intangibles and Goodwill" previously discussed.

# REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Legg Mason, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting.

Legg Mason's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Legg Mason's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Legg Mason; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of Legg Mason are being made only in accordance with authorizations of management and directors of Legg Mason; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Legg Mason's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2007, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Based on that assessment, management concluded that, as of March 31, 2007, Legg Mason's internal control over financial reporting is effective based on the criteria established in the COSO framework.

Management's assessment of the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein, which expresses unqualified opinions on management's assessment and on the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2007.

Raymond A. Mason
Chairman and Chief Executive Officer

Charles J. Daley, Jr.
Senior Vice President, Chief Financial Officer and Treasurer

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Legg Mason, Inc.:

We have completed integrated audits of Legg Mason, Inc.'s consolidated financial statements and of its internal control over financial reporting as of March 31, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Legg Mason, Inc. and its subsidiaries at March 31, 2007 and March 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting
Also, in our opinion, management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 30, 2007

# CONSOLIDATED STATEMENTS OF INCOME

*(Dollars in thousands, except per share amounts)*

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| **OPERATING REVENUES** | | | |
| Investment advisory fees | | | |
| Separate accounts | **$1,445,796** | $1,101,249 | $ 772,103 |
| Funds | **2,023,140** | 994,232 | 460,629 |
| Performance fees | **142,245** | 101,605 | 48,906 |
| Distribution and service fees | **716,402** | 425,554 | 261,587 |
| Other | **16,092** | 22,572 | 27,475 |
| Total operating revenues | **4,343,675** | 2,645,212 | 1,570,700 |
| **OPERATING EXPENSES** | | | |
| Compensation and benefits | **1,556,397** | 1,074,120 | 661,785 |
| Transaction-related compensation | **12,171** | 53,063 | — |
| Total compensation and benefits | **1,568,568** | 1,127,183 | 661,785 |
| Distribution and servicing | **1,196,019** | 561,788 | 253,394 |
| Communications and technology | **174,160** | 89,234 | 46,299 |
| Occupancy | **100,180** | 50,919 | 27,472 |
| Amortization of intangible assets | **68,410** | 38,460 | 21,286 |
| Litigation award settlement | — | (8,150) | — |
| Other | **208,040** | 106,048 | 71,347 |
| Total operating expenses | **3,315,377** | 1,965,482 | 1,081,583 |
| **OPERATING INCOME** | **1,028,298** | 679,730 | 489,117 |
| **OTHER INCOME (EXPENSE)** | | | |
| Interest income | **58,916** | 47,992 | 20,059 |
| Interest expense | **(71,474)** | (52,648) | (44,765) |
| Other | **28,114** | 40,388 | 6,347 |
| Total other income (expense) | **15,556** | 35,732 | (18,359) |
| **INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX PROVISION AND MINORITY INTERESTS** | **1,043,854** | 715,462 | 470,758 |
| Income tax provision | **397,612** | 275,595 | 175,334 |
| **INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS** | **646,242** | 439,867 | 295,424 |
| Minority interests, net of tax | **4** | (6,160) | — |
| **INCOME FROM CONTINUING OPERATIONS** | **646,246** | 433,707 | 295,424 |
| Income from discontinued operations, net of tax | — | 66,421 | 113,007 |
| Gain on sale of discontinued operations, net of tax | **572** | 644,040 | — |
| **NET INCOME** | **$ 646,818** | $1,144,168 | $ 408,431 |
| **NET INCOME PER SHARE** | | | |
| Basic: | | | |
| Income from continuing operations | **$ 4.58** | $ 3.60 | $ 2.86 |
| Income from discontinued operations | — | 0.55 | 1.09 |
| Gain on sale of discontinued operations | — | 5.35 | — |
| | **$ 4.58** | $ 9.50 | $ 3.95 |
| Diluted: | | | |
| Income from continuing operations | **$ 4.48** | $ 3.35 | $ 2.56 |
| Income from discontinued operations | — | 0.51 | 0.97 |
| Gain on sale of discontinued operations | — | 4.94 | — |
| | **$ 4.48** | $ 8.80 | $ 3.53 |

See notes to consolidated financial statements.

# CONSOLIDATED BALANCE SHEETS

*(Dollars in thousands)*

| | March 31, 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash and cash equivalents | **$1,183,617** | $1,023,470 |
| Receivables: | | |
| Investment advisory and related fees | **585,857** | 560,407 |
| Other | **266,128** | 289,433 |
| Investment securities | **273,166** | 142,206 |
| Deferred income taxes | **33,873** | 60,135 |
| Other | **48,866** | 51,080 |
| Total current assets | **2,391,507** | 2,126,731 |
| Investment securities | **9,595** | 26,272 |
| Fixed assets, net | **219,437** | 182,609 |
| Intangible assets, net | **4,425,409** | 4,493,316 |
| Goodwill | **2,432,840** | 2,303,799 |
| Other | **125,700** | 169,763 |
| **Total Assets** | **$9,604,488** | $9,302,490 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Current Liabilities | | |
| Accrued compensation | **$ 559,390** | $ 586,899 |
| Short-term borrowings | **—** | 83,227 |
| Current portion of long-term debt | **5,117** | 36,883 |
| Contractual acquisition payable | **130,000** | 300,000 |
| Payables for distribution and servicing | **160,656** | 135,607 |
| Other | **456,898** | 455,090 |
| Total current liabilities | **1,312,061** | 1,597,706 |
| Deferred compensation | **136,013** | 97,101 |
| Deferred income taxes | **444,218** | 392,009 |
| Other | **63,199** | 199,481 |
| Long-term debt | **1,107,507** | 1,166,077 |
| **Total Liabilities** | **3,062,998** | 3,452,374 |
| **Commitments and Contingencies (Note 10)** | | |
| **Stockholders' Equity** | | |
| Common stock, par value $.10; authorized 500,000,000 shares; issued 131,776,500 shares in 2007 and 129,709,847 shares in 2006 | **13,178** | 12,971 |
| Convertible preferred stock, par value $10; authorized 4,000,000 shares; 8.39 shares outstanding in 2007 and 2006 | **—** | — |
| Shares exchangeable into common stock | **5,188** | 5,720 |
| Additional paid-in capital | **3,372,385** | 3,235,583 |
| Employee stock trust | **(31,839)** | (45,924) |
| Deferred compensation employee stock trust | **31,839** | 45,924 |
| Retained earnings | **3,112,844** | 2,580,898 |
| Accumulated other comprehensive income, net | **37,895** | 14,944 |
| **Total Stockholders' Equity** | **6,541,490** | 5,850,116 |
| **Total Liabilities and Stockholders' Equity** | **$9,604,488** | $9,302,490 |

See notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

*(Dollars in thousands)*

| | Years Ended March 31, 2007 | 2006 | 2005 |
|---|---|---|---|
| **COMMON STOCK** | | | |
| Beginning balance | **$ 12,971** | $ 10,668 | $ 6,655 |
| Stock options and other stock-based compensation | **86** | 469 | 204 |
| Deferred compensation employee stock trust | **5** | 13 | 24 |
| Deferred compensation, net | **19** | 3 | 20 |
| Conversion of debt | **76** | 555 | 25 |
| Exchangeable shares | **21** | 39 | 26 |
| Business acquisitions | **—** | 1,224 | — |
| Public offering | **—** | — | 460 |
| Shares repurchased and retired | **—** | — | (73) |
| Stock split | **—** | — | 3,327 |
| Ending balance | **13,178** | 12,971 | 10,668 |
| **SHARES EXCHANGEABLE INTO COMMON STOCK** | | | |
| Beginning balance | **5,720** | 6,697 | 7,351 |
| Exchanges | **(532)** | (977) | (654) |
| Ending balance | **5,188** | 5,720 | 6,697 |
| **ADDITIONAL PAID-IN CAPITAL** | | | |
| Beginning balance | **3,235,583** | 736,196 | 361,373 |
| Stock options and other stock-based compensation | **80,514** | 306,637 | 65,300 |
| Deferred compensation employee stock trust | **5,228** | 11,714 | 14,674 |
| Deferred compensation, net and officer note receivable | **17,675** | 19,203 | 15,053 |
| Conversion of debt | **32,874** | 237,086 | 10,712 |
| Exchangeable shares | **511** | 938 | 628 |
| Business acquisitions | **—** | 1,923,809 | — |
| Public issuance of stock | **—** | — | 312,439 |
| Shares repurchased and retired | **—** | — | (40,656) |
| Stock split | **—** | — | (3,327) |
| Ending balance | **3,372,385** | 3,235,583 | 736,196 |
| **EMPLOYEE STOCK TRUST** | | | |
| Beginning balance | **(45,924)** | (127,780) | (117,331) |
| Shares issued to plans | **(772)** | (13,355) | (20,365) |
| Distributions and forfeitures | **14,857** | 95,211 | 9,916 |
| Ending balance | **(31,839)** | (45,924) | (127,780) |
| **DEFERRED COMPENSATION EMPLOYEE STOCK TRUST** | | | |
| Beginning balance | **45,924** | 127,780 | 117,331 |
| Shares issued to plans | **772** | 13,355 | 20,365 |
| Distributions and forfeitures | **(14,857)** | (95,211) | (9,916) |
| Ending balance | **31,839** | 45,924 | 127,780 |
| **RETAINED EARNINGS** | | | |
| Beginning balance | **2,580,898** | 1,523,875 | 1,173,282 |
| Net income | **646,818** | 1,144,168 | 408,431 |
| Dividends declared | **(114,872)** | (87,145) | (57,838) |
| Ending balance | **3,112,844** | 2,580,898 | 1,523,875 |
| **ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET** | | | |
| Beginning balance | **14,944** | 15,710 | 10,949 |
| Realized and unrealized holding gains (losses) on investment securities, net of tax | **97** | (124) | (44) |
| Unrealized and realized gains (losses) on cash flow hedges, net of tax | **(738)** | 1,323 | — |
| Foreign currency translation adjustment | **23,592** | (1,965) | 4,805 |
| Ending balance | **37,895** | 14,944 | 15,710 |
| **TOTAL STOCKHOLDERS' EQUITY** | **$6,541,490** | $5,850,116 | $2,293,146 |

See notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

*(Dollars in thousands)*

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| **NET INCOME** | **$646,818** | $1,144,168 | $408,431 |
| Other comprehensive income gains (losses): | | | |
| Foreign currency translation adjustment | **23,592** | (1,965) | 4,805 |
| Unrealized gains (losses) on investment securities: | | | |
| Unrealized holding gains (losses), net of tax (provision) benefit of $(24), $144 and $53, respectively | **37** | (216) | (54) |
| Reclassification adjustment for losses included in net income | **60** | 92 | 10 |
| Net unrealized gains (losses) on investment securities | **97** | (124) | (44) |
| Unrealized and realized gains (losses) on cash flow hedge, net of tax (provision) benefit of $524 and $(938), respectively | **(738)** | 1,323 | — |
| Total other comprehensive income (loss) | **22,951** | (766) | 4,761 |
| **COMPREHENSIVE INCOME** | **$669,769** | $1,143,402 | $413,192 |

See notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

*(Dollars in thousands)*

| | Years Ended March 31, 2007 | 2006 | 2005 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | **$ 646,818** | $ 1,144,168 | $ 408,431 |
| Income from discontinued operations, net of tax | — | (66,421) | (113,007) |
| Gain on sale of discontinued operations, net of tax | **(572)** | (644,040) | — |
| Non-cash items included in net income: | | | |
| Depreciation and amortization | **137,852** | 73,768 | 40,604 |
| Amortization of deferred sales commissions | **64,265** | 29,873 | 4,232 |
| Accretion and amortization of securities discounts and premiums, net | **1,295** | 4,889 | 8,201 |
| Stock-based compensation | **40,654** | 35,465 | 9,921 |
| Unrealized (gains) losses on investments | **(7,141)** | 8,360 | 2,564 |
| Deferred income taxes | **128,801** | (17,233) | 39,266 |
| Other | **8,854** | 161 | 1,265 |
| Decrease (increase) in assets excluding acquisitions: | | | |
| Investment advisory and related fees receivable | **(23,797)** | (161,570) | (71,739) |
| Net purchases of trading investments | **(138,167)** | (93,261) | (30,701) |
| Other receivables | **30,354** | 61,216 | (10,352) |
| Restricted cash | — | 20,658 | (20,658) |
| Other current assets | **(2,947)** | (39,643) | 14,752 |
| Other non-current assets | **(916)** | 71,896 | (26,639) |
| Increase (decrease) in liabilities excluding acquisitions: | | | |
| Accrued compensation | **(25,803)** | (143,617) | 72,434 |
| Deferred compensation | **38,912** | 31,291 | 54,508 |
| Payables for distribution and servicing | **25,049** | 135,607 | — |
| Income taxes payable | **(24,863)** | (1,163) | (5,094) |
| Other current liabilities | **126,757** | (403,814) | 6,815 |
| Other non-current liabilities | **(120,506)** | (32,009) | 9,153 |
| Net cash provided by (used for) operating activities of discontinued operations | **572** | 530,180 | (28,201) |
| **CASH PROVIDED BY OPERATING ACTIVITIES** | **905,471** | 544,761 | 365,755 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Payments for: | | | |
| Fixed assets | **(112,026)** | (85,204) | (26,557) |
| Business acquisitions and related costs, net of cash acquired in 2006 | **(60,330)** | (880,008) | (57,404) |
| Contractual acquisition earnouts | **(384,748)** | (16,300) | (502,500) |
| Purchases of investment securities | **(20,787)** | (25,551) | (10,654) |
| Proceeds from sales and maturities of investment securities | **35,788** | 8,074 | 10,827 |
| Net cash used for investing activities of discontinued operations | — | (4,592) | (9,477) |
| **CASH USED FOR INVESTING ACTIVITIES** | **(542,103)** | (1,003,581) | (595,765) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Net decrease in short-term borrowings | **(83,227)** | — | — |
| Proceeds from issuance of long-term debt | — | 728,580 | 20,000 |
| Third party distribution financing | **3,617** | — | — |
| Repayment of principal on long-term debt | **(61,096)** | (103,113) | — |
| Issuance of common stock | **26,728** | 140,454 | 370,336 |
| Repurchase of common stock | — | — | (40,729) |
| Dividends paid | **(109,919)** | (78,626) | (51,728) |
| Excess tax benefit associated with stock-based compensation | **14,466** | — | — |
| **CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES** | **(209,431)** | 687,295 | 297,879 |
| **EFFECT OF EXCHANGE RATE CHANGES ON CASH** | **6,210** | (126) | 1,681 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | **160,147** | 228,349 | 69,550 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | **1,023,470** | 795,121 | 725,571 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | **$1,183,617** | $ 1,023,470 | $ 795,121 |
| **SUPPLEMENTARY DISCLOSURE** | | | |
| Cash paid for: | | | |
| Income taxes | **$ 260,015** | $ 654,118 | $ 191,708 |
| Interest | **71,226** | 105,258 | 70,815 |

See notes to consolidated financial statements.

*(Amounts in thousands, except per share amounts or unless otherwise noted)*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

Legg Mason, Inc. ("Parent") and its subsidiaries (collectively, "Legg Mason") are principally engaged in providing asset management and related financial services to individuals, institutions, corporations and municipalities. On December 1, 2005, Legg Mason acquired substantially all of Citigroup Inc.'s ("Citigroup") worldwide asset management business ("CAM") in exchange for Legg Mason's Private Client and Capital Markets ("PC/CM") businesses, common and preferred stock and cash. Also, effective November 1, 2005, Legg Mason acquired Permal Group Ltd ("Permal"). See Notes 2 and 3 for additional information.

The consolidated financial statements include the accounts of the Parent and its subsidiaries in which it has a controlling financial interest, including CAM and Permal from the dates of acquisition. Generally, an entity is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. Legg Mason is also required to consolidate any variable interest entity ("VIE") in which it is considered to be the primary beneficiary. See discussion of Special Purpose and Variable Interest Entities that follows for a further discussion of VIEs. All material intercompany balances and transactions have been eliminated. Where appropriate, prior years' financial statements reflect reclassifications to conform to the current year presentation, including the current period breakout of performance fees as a separate component of investment advisory fees and deferred income tax assets and liabilities from other current assets and other non-current liabilities, respectively.

Unless otherwise noted, all per share amounts include common shares of Legg Mason, shares issued in connection with the acquisition of Legg Mason Canada Inc., which are exchangeable into common shares of Legg Mason on a one-for-one basis at any time, and non-voting convertible preferred stock, which is convertible upon sale into shares of Legg Mason common stock. These non-voting convertible preferred shares are considered "participating securities" and therefore are included in the calculation of basic earnings per common share. During July 2006, the number of authorized common shares was increased from 250 million to 500 million.

In connection with the sale of Legg Mason's PC/CM businesses, Legg Mason reflected the related results of operations of PC/CM businesses as Income from discontinued operations on the Consolidated Statements of Income. Operating and investing cash flows from discontinued operations are shown separately in the Consolidated Statements of Cash Flows. There were no financing cash flows from discontinued operations. All references to fiscal 2007, 2006 or 2005 refer to Legg Mason's fiscal year ended March 31 of that year.

**Use of Estimates**

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes, including intangible assets and goodwill, liabilities for losses and contingencies, stock-based compensation and income taxes. Management believes that the estimates used are reasonable, although actual amounts could differ from the estimates and the differences could have a material impact on the consolidated financial statements.

**Cash and Cash Equivalents**

Cash equivalents are highly liquid investments with original maturities of 90 days or less.

**Financial Instruments**

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value.

Legg Mason holds debt and marketable equity investments which are classified as available-for-sale, held-to-maturity or trading. Debt and marketable equity securities classified as available-for-sale are reported at fair value and resulting unrealized gains and losses are reflected in stockholders' equity and comprehensive income, net of applicable income taxes. Debt securities, for which there is positive intent and ability to hold to maturity, are classified as held-to-maturity and are recorded at amortized cost.

Amortization of discount or premium is recorded under the interest method and is included in interest income.

Certain investment securities are classified as trading securities. These investments are recorded at fair value and unrealized gains and losses are included in current period earnings. Realized gains and losses for all investments are included in current period earnings.

Legg Mason evaluates its non-trading investment securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the value of the investment security recorded on the financial statements and its fair value is recognized as a charge to income in the period the impairment is determined to be other than temporary. As of March 31, 2007 and 2006, the amount of unrealized losses for investment securities not recognized in income was not material.

For investments in illiquid and privately-held securities for which market prices or quotations are not readily available, management must estimate the value of the security based upon available information in order to determine fair value. As of March 31, 2007 and 2006, Legg Mason had approximately $1,298 and $1,503 respectively, of non-trading financial instruments which were valued based upon management's assumptions or estimates, taking into consideration available financial information of the company and industry. At March 31, 2007 and 2006, Legg Mason had approximately $58,265 and $64,026, respectively, of investments in partnerships and limited liability corporations. These investments are reflected in Other non-current assets on the Consolidated Balance Sheets and are accounted for under the cost or equity method.

In addition to the financial instruments described above, other financial instruments that are carried at fair value or amounts that approximate fair value include Cash and cash equivalents and Short-term borrowings. The fair value of Long-term debt at March 31, 2007 and 2006 was $1,120,253 and $1,277,508 respectively. These fair values were estimated using current market prices.

**Fixed Assets**

Fixed assets consist of equipment, software and leasehold improvements. Equipment consists primarily of communications and technology hardware and furniture and fixtures. Software includes both purchased software and internally developed software. Fixed assets are reported at cost, net of accumulated depreciation and amortization. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, generally ranging from three to eight years. Software is amortized over the estimated useful lives of the assets, which are generally three years. Leasehold improvements are amortized over the initial term of the lease unless options to extend are likely to be exercised. Maintenance and repair costs are expensed as incurred. Internally developed software is reviewed periodically to determine if there is a change in the useful life, or if an impairment in value may exist. If impairment is deemed to exist, the asset is written down to its fair value or is written off if the asset is determined to no longer have any value.

**Intangible Assets and Goodwill**

Intangible assets consist principally of asset management contracts, contracts to manage proprietary funds and trade names resulting from acquisitions. Intangible assets are amortized over their estimated useful lives, using the straight-line method, unless the asset is determined to have an indefinite useful life. Asset management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. The value of contracts to manage assets in proprietary funds and the value of trade names are classified as indefinite-life intangible assets. The assignment of indefinite lives to proprietary fund contracts is based upon the assumption that there is no foreseeable limit on the contract period to manage proprietary funds due to the likelihood of continued renewal at little or no cost. The assignment of indefinite lives to trade names is based on the assumption that they are expected to generate cash flows indefinitely.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Indefinite-life intangible assets and goodwill are not amortized. Legg Mason evaluates its intangible assets and goodwill on a quarterly basis, considering factors such as projected cash flows and revenue multiples, to determine whether the value of the assets is impaired and the amortization periods are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment is determined. The fair values of intangible assets subject to amortization are reviewed at each reporting period using an undiscounted cash flow analysis. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is evaluated at the reporting unit level, and is deemed to be impaired if the carrying amount of the reporting unit exceeds its implied fair value. In estimating the fair value of the reporting unit, Legg Mason uses valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. Legg Mason defines the reporting units to be its Managed Investments, Institutional and Wealth Management divisions, which are the same as its operating segments. Allocations of goodwill to Legg Mason's divisions for acquisitions and dispositions are based on relative fair values of the businesses added to or sold from the divisions. See Note 6 for additional information regarding intangible assets and goodwill and Note 18 for additional information regarding business segments.

**Translation of Foreign Currencies**
Assets and liabilities of foreign subsidiaries that are denominated in non-U.S. dollar functional currencies are translated at exchange rates as of the Consolidated Balance Sheet dates. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in stockholders' equity and comprehensive income. Gains or losses resulting from foreign currency transactions are included in earnings.

**Investment Advisory Fees**
Legg Mason earns investment advisory fees on assets in separately managed accounts, investment funds, and other products managed for Legg Mason's clients. These fees are primarily based on predetermined percentages of the market value of the assets under management ("AUM"), are recognized over the period in which services are performed and may be billed in advance of the period earned. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks and are generally recognized at the end of the performance measurement period or when they are determined to be realizable.

**Distribution and Service Fees Revenue and Expense**
Distribution and service fees represent fees earned from funds to reimburse the distributor for the costs of marketing and selling fund shares and servicing proprietary funds and are generally determined as a percentage of client assets. Reported amounts also include fees earned from providing client or shareholder servicing, including record keeping or administrative services to proprietary funds. Distribution fees earned on company-sponsored investment funds are reported as revenue. When Legg Mason enters into arrangements with broker-dealers or other third parties to sell or market proprietary fund shares, distribution and service fee expense is accrued for the amounts owed to third parties, including finders' fees and referral fees paid to unaffiliated broker-dealers or introducing parties. Distribution and servicing expense also includes payments to third parties for certain shareholder administrative services and sub-advisory fees paid to unaffiliated asset managers.

**Deferred Sales Commissions**
Commissions paid to financial intermediaries in connection with sales of certain classes of company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding six years, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and servicing revenue when received, with a corresponding expense and a reduction of the unamortized balance of deferred sales commissions.

Management periodically tests the deferred sales commission asset for impairment by reviewing the changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. For the years ended March 31, 2007, 2006, and 2005, no impairment charges were recorded. Deferred sales commissions, included in Other non-current assets in the Consolidated Balance Sheets, were $44.9 million and $78.9 million at March 31, 2007 and 2006, respectively.

**Income Taxes**
Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred income tax assets are subject to a valuation allowance if, in management's opinion, it is more likely than not that these benefits may not be realized. Legg Mason's deferred income taxes principally relate to business combinations, amortization and accrued compensation.

**Loss Contingencies**
Legg Mason accrues estimates for loss contingencies related to legal actions, investigations, and proceedings, exclusive of legal fees, when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

**Stock-Based Compensation**
Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards and deferred compensation payable in stock. Under its stock compensation plans, Legg Mason issues stock options to officers, key employees and non-employee members of the Board of Directors.

During fiscal year 2007, Legg Mason adopted SFAS No. 123 (R), "Share-Based Payment" and related pronouncements using the modified-prospective method and the related transition election. Under this method, compensation expense for the year ended March 31, 2007 includes compensation cost for all non-vested share-based awards at their grant-date fair value amortized over the respective vesting periods on the straight-line method. Legg Mason determines the fair value of stock-based compensation using the Black-Scholes option pricing model, with the exception of market-based performance grants, which are valued with a Monte Carlo option-pricing model. Prior to fiscal 2007, awards were also accounted for at grant-date fair value, except for awards granted prior to April 1, 2003, that were recorded at their intrinsic value. As a result, prior to the adoption of SFAS No. 123 (R), no related compensation expense was recognized for the awards granted prior to April 1, 2003, and the expense related to stock-based employee compensation included in the determination of net income for fiscal years 2006 and 2005 is less than that which would have been included if the fair value method had been applied to all awards. Under the modified-prospective method, the results for the years ended March 31, 2006 and 2005 have not been restated. Additionally, unamortized deferred compensation previously classified as a separate component of stockholders' equity has been reclassified as a reduction of additional paid-in capital. Also under SFAS No. 123 (R), cash flows related to income tax deductions in excess of stock-based compensation expense of $14,466 are classified as financing cash flows for the year ended March 31, 2007. For the years ended March 31, 2006 and 2005, these cash flows were $92,376 and $18,972, respectively, and continue to be classified as operating cash inflows.

See Note 13 for additional discussion of stock-based compensation.

**Earnings Per Share**
Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of shares outstanding. The calculation of weighted average shares includes common shares, shares exchangeable into common stock and convertible preferred shares that are considered participating securities. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares. All share and per share information have been retroactively restated to reflect the September 2004 three-for-two split. See Note 15 for additional discussion of EPS.

**Special Purpose and Variable Interest Entities**
Special purpose entities ("SPEs") are trusts, partnerships, corporations or other vehicles that are established for a limited business purpose. SPEs generally involve the transfer of assets and liabilities in which the transferor may or may not have continued involvement, derive continued benefit, exhibit control or have recourse. Legg Mason does not utilize SPEs as a form of financing or to provide liquidity, nor has Legg Mason recognized any gains or losses from the sale of assets to SPEs.

In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46 (R), "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51," all SPEs are designated as either a voting interest entity or a VIE, with VIEs subject to consolidation by the party deemed to be the primary beneficiary, if any. A VIE is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or in which the equity investors do not have the characteristics of a controlling financial interest. The primary beneficiary is the entity that will absorb a majority of the VIE's expected losses, or if there is no such entity, the entity that will receive a majority of the VIE's expected residual returns, if any. In accordance with FIN 46 (R), Legg Mason's determination of expected residual returns excludes gross fees paid to a decision maker. It is unlikely that Legg Mason will be the primary beneficiary for VIEs created to manage assets for clients unless its ownership interest, including interests of related parties, in a VIE is substantial, or unless Legg Mason may earn significant performance fees from the VIE.

FIN 46 (R) also requires the disclosure of VIEs in which Legg Mason is considered to have a significant variable interest. In determining whether a variable interest is significant, Legg Mason considers the same factors used for determination of the primary beneficiary. In determining whether it is the primary beneficiary of these VIEs, Legg Mason considers both qualitative and quantitative factors such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned by and paid to Legg Mason, related party ownership and guarantees. In determining the primary beneficiary, Legg Mason must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE, including investment returns, cash flows and credit risks. These assumptions and estimates have a significant bearing on the determination of the primary beneficiary. If Legg Mason's assumptions or estimates were to be materially incorrect, Legg Mason might be required to consolidate additional VIEs. Consolidation of these VIEs would result in an increase to assets with a corresponding increase in Minority Interests on the Consolidated Balance Sheets and an increase in revenues with a corresponding increase in Minority Interests on the Consolidated Statements of Income.

**Supplemental Cash Flow Information**

The following non-cash activities are excluded from the Consolidated Statements of Cash Flows. As described in Note 8, during fiscal 2007 and 2006, the holders of the $76 million and $480 million in zero-coupon contingent convertible senior notes converted the notes into 756 thousand and 5.5 million shares of common stock, respectively. There were no zero-coupon contingent convertible senior notes outstanding after the conversion in fiscal 2007.

As described in Note 2, during fiscal 2006, Legg Mason issued 5.4 million shares of common stock and 13.346632 shares of non-voting convertible preferred stock to Citigroup in the acquisition of CAM. During March 2006, Citigroup sold, and thus converted, approximately 4.96 shares of non-voting convertible preferred stock into 4.96 million shares of common stock. In addition, an $83.2 million promissory note, as described in Note 7, was executed as a result of the final purchase price at closing. As also described in Note 2, during fiscal 2006, Legg Mason issued 1.9 million shares of common stock valued at $200 million to acquire Permal. As described in Note 3, during fiscal 2006, Legg Mason recognized a gain on the sale of its PC/CM businesses to Citigroup, based on a value of $1.65 billion for the businesses, as a portion of the consideration to acquire CAM. Assets and liabilities of the PC/CM businesses transferred to Citigroup as part of the transaction were approximately $4.2 billion and $3.7 billion, respectively.

The amounts reflected in the supplementary disclosure on the Consolidated Statements of Cash Flows as cash paid for income taxes and interest represent amounts for both continuing and discontinued operations, where applicable.

**Derivative Instruments**

The fair values of derivative instruments are recorded as assets or liabilities on the Consolidated Balance Sheets. Legg Mason generally does not engage in derivative or hedging activities, except to hedge interest rate risk on debt, as described in Note 8. In addition, Legg Mason uses currency and other hedges to hedge the risk of movement in exchange rates or interest rates on financial assets.

Legg Mason applies hedge accounting as defined in SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities," to the aforementioned debt interest rate risk hedge. Adjustment of this cash flow hedge is recorded in Other comprehensive income. The gain or loss on other derivative instruments not designated for hedge accounting are included as Other income (expense) in the Consolidated Statements of Income and are not material.

**Recent Accounting Developments**

The following relevant accounting pronouncements were recently issued.

The FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), in July 2006. FIN 48 clarifies previously issued FASB Statement No. 109, "Accounting for Income Taxes," by prescribing a recognition threshold and a measurement attribute in financial statements for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, interim accounting, disclosure and transition and will be effective for fiscal year 2008. Legg Mason has substantially completed an analysis of adopting the provisions of FIN 48 and, based on that analysis, does not currently expect an adjustment to opening retained earnings or existing income tax reserves as of April 1, 2007, that will be material to the consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"), to provide a consistent definition of fair value and establish a framework for measuring fair value in generally accepted accounting principles. SFAS 157 has additional disclosure requirements and will be effective for fiscal year 2009. Legg Mason is evaluating the adoption of SFAS 157 and cannot estimate the impact, if any, on its consolidated financial statements at this time.

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132 (R)" ("SFAS 158"). SFAS 158 requires an employer that is a business entity that sponsors one or more single-employer defined benefit plans to recognize the funded status of its plans on its balance sheet as of the balance sheet date. SFAS 158 also requires gains or losses and prior service costs or credits that are not components of net periodic benefit costs to be cycled through other comprehensive income until recognized as net periodic benefit cost. SFAS 158 has additional disclosure requirements and is effective as of March 31, 2007. The adoption of SFAS 158 did not have a material impact on Legg Mason's consolidated financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), to eliminate diversity in how registrants quantify financial statement misstatements. Prior to SAB 108, registrants have used one of two widely recognized methods to quantify financial statement misstatements: the "rollover" method or the "iron curtain" method. The iron curtain method quantifies uncorrected misstatements based on the effects of correcting the misstatements existing in the balance sheet in the current year, irrespective of the year of origination of the misstatement. The rollover method quantifies uncorrected misstatements based on the amount of misstatements originating in the current year income statement and ignores the effects of correcting the portion relating to balance sheet misstatements from prior years. SAB 108 requires that a registrant consider both the iron curtain and rollover methods when evaluating uncorrected misstatements. As such, uncorrected misstatements previously deemed to be immaterial under one method, may now be material under the new "dual approach" and require correction in the current year financial statements. SAB 108 has additional disclosure requirements. SAB 108 has been adopted as of March 31, 2007 and did not impact Legg Mason's consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value. The provisions of SFAS 159 are not mandatory and Legg Mason has the option to adopt SFAS 159 for fiscal 2008 or fiscal 2009. Legg Mason is in the process of evaluating the potential future effect of SFAS 159 on its consolidated financial statements.

## 2. ACQUISITIONS

On December 1, 2005, Legg Mason completed the acquisition of CAM in exchange for (i) all outstanding stock of Legg Mason subsidiaries that constituted its PC/CM businesses (see Note 3 for a discussion of discontinued operations); (ii) approximately 5.39 million shares of common stock and 13.346632 shares, $10 par value per share, of non-voting Legg Mason convertible preferred stock, which is convertible, upon transfer, into approximately 13.35 million shares of common stock; and (iii) $512 million in cash borrowed under a $700 million five-year syndicated term loan facility.

The CAM acquisition price initially aggregated $3.96 billion, including $1.73 billion of Legg Mason stock (5.39 million shares of common stock and 13.35 million shares of common stock issuable upon conversion of convertible preferred stock, all at $92.05 per share); $1.65 billion for the PC/CM business; $512 million of cash; and related costs of $68 million. In accordance with EITF 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," the common stock and convertible stock issued in the transaction were valued based on the average closing price of Legg Mason common stock immediately before and following June 24, 2005, the date on which the terms of the transaction were agreed by both parties and announced. The convertible preferred stock was valued on the same basis as the common stock because both classes have the same economic rights. The value assigned to the PC/CM business was based on negotiations between the buyer (Citigroup) and seller (Legg Mason) using market metrics, such as revenue, book value and earnings multiples, and was developed in conjunction with independent third-party advisors.

At the time of the acquisition, CAM managed assets of approximately $408.6 billion, which excluded certain assets that were not expected to be retained by CAM.

The determination of the purchase price was made on the basis of, among other things, the revenues, profitability and growth rates of CAM. The acquisition of CAM fits one of Legg Mason's strategic objectives to become a pure global asset management company.

A summary of the fair values of the net assets acquired is as follows:

| | |
|---|---|
| Cash | $ 109,106 |
| Receivables | 389,517 |
| Deferred sales commissions | 87,994 |
| Fixed assets, net | 35,217 |
| Other assets | 17,152 |
| Amortizable asset management contracts | 356,677 |
| Indefinite-life mutual fund contracts | 2,702,376 |
| Goodwill | 854,367 |
| Current liabilities | (579,220) |
| Deferred tax liability | (12,522) |
| Total purchase price, including acquisition costs | $3,960,664 |

Amortizable asset management contracts are being amortized over periods ranging from six to twelve years, excluding certain contracts of approximately $11 million, which were amortized over 16 months. The value of the indefinite-life mutual fund contracts is not subject to amortization but is evaluated quarterly for impairment. Approximately $739 million of the goodwill is deductible over 15 years for tax purposes.

In accordance with the terms of the acquisition agreement for CAM, a post-closing purchase price adjustment of $84.7 million was paid to Citigroup in the September 2006 quarter based on the retention of certain acquired AUM. This payment was recorded as additional goodwill and therefore will only impact future earnings to the extent recorded goodwill becomes impaired.

Prior to consummation of the CAM transaction, senior management began to assess and formulate plans for restructuring the business of the combined entities, which included reductions in the acquired workforce, rationalization and realignment of the acquired mutual funds, and an evaluation of office lease obligations assumed in the transaction in several geographic regions. Costs associated with reductions of the acquired workforce were accrued at acquisition date, at which time specific plans and the communication of those plans were finalized. Costs associated with mutual fund realignment and office space rationalization were accrued during fiscal 2007, as management finalized plans and amounts could be reasonably estimated. As part of the fund realignment, certain domestic funds have been or are being merged with funds of similar strategy and certain funds have been or are being re-domiciled or liquidated, as approved by the Boards of Directors of the funds or fund shareholders. The fund realignment costs were not associated with or incurred to generate revenues of the combined entity after the consummation date, were incremental to other costs incurred in the conduct of activities prior to the transaction date, and were incurred as a direct result of the plan to exit certain CAM activities. The evaluation of excess office space in several geographic regions resulted from staff reductions and business integrations. Excess office space costs include both amounts incurred under existing contractual obligations of CAM that will continue with no economic benefit and penalties incurred to cancel contractual obligations of the acquired business.

The costs for workforce reductions, mutual fund realignment and excess office space aggregating $85.4 million are associated with integration of the acquired CAM business and, for the reasons described above, such costs are reflected as additional goodwill and will only impact future earnings to the extent recorded goodwill becomes impaired.

A summary of all accrued restructuring costs follows:

| | Acquired Workforce Reductions | Fund Realignment | Office Leases | Total |
|---|---|---|---|---|
| Accrued at acquisition | $ 27.5 | $ — | $ — | $ 27.5 |
| Payments | (19.5) | — | — | (19.5) |
| Accrual at March 31, 2006 | 8.0 | — | — | 8.0 |
| Accruals | 1.2 | 42.4 | 14.3 | 57.9 |
| Payments | (9.0) | (37.2) | (3.3) | (49.5) |
| **Accrual at March 31, 2007** | **$ 0.2** | **$ 5.2** | **$11.0** | **$16.4** |

The purchase price allocation was completed during fiscal 2007, and Legg Mason expects the remaining accrued costs to be paid as incurred or over their contractual terms in future years.

In connection with the acquisition of CAM, effective October 3, 2005, Legg Mason entered into a three-year Global Distribution Agreement with Citigroup pursuant to which Legg Mason intends to distribute the asset management products and services of CAM and its other subsidiaries, including the Legg Mason Funds family of mutual funds, through Citigroup's various distribution businesses. These businesses include Citigroup's retail securities brokerage, retail and institutional banks and life and variable annuity representatives. Citigroup's retail securities brokerage will be the exclusive retail distributor of the Legg Mason Funds that are managed by Legg Mason Capital Management, subject to a few exceptions. The term of this exclusivity is for up to three years, subject to certain conditions.

Prior to the acquisition of CAM and in conjunction with a Citigroup entity, Smith Barney Fund Management LLC ("SBFM"), one of the entities acquired from Citigroup, completed a settlement with the U.S. Securities and Exchange Commission ("SEC") resolving an investigation by the SEC into matters relating to arrangements between certain Smith Barney mutual funds, a Citigroup affiliated transfer agent, and an unaffiliated sub-transfer agent. Under the terms of the settlement, SBFM paid $184 million to the U.S. Treasury, which will be distributed pursuant to a distribution plan that is subject to approval by the SEC. Although the transfer agency business was not included in the acquisition of CAM, the liabilities of SBFM assumed in the acquisition include approximately $184 million for amounts to be paid pursuant to the plan of distribution, when approved. In addition, the assets acquired include a receivable of approximately $184 million for the amount that will be returned to Legg Mason by the U.S. Treasury for distribution pursuant to the plan. This settlement has still not been disbursed and as such, the receivable balance is included in Other receivables and the related liability is included in Other current liabilities as of March 31, 2007 and 2006.

Effective November 1, 2005, Legg Mason acquired 80% of the outstanding equity of Permal, a leading global funds-of-hedge funds manager. Concurrent with the acquisition, Permal completed a reorganization in which the residual 20% of outstanding equity was converted to preference shares, resulting in Legg Mason owning 100% of the outstanding voting common stock of Permal. Legg Mason has the right to purchase the preference shares over the next four years and, if that right is not exercised, the holders of those shares have the right to require Legg Mason to purchase the interests in the same general time frame for approximately the same consideration. The aggregate consideration paid by Legg Mason at closing was $800 million, excluding $8.5 million of acquisition-related costs, of which $200 million was in the form of approximately 1,889 newly issued shares of Legg Mason common stock and the remainder was cash. It is anticipated that Legg Mason will acquire the remaining 20% ownership interest in Permal represented by the preference shares, and Legg Mason will do so in purchases that will be made two and four years after the initial closing at prices based on Permal's revenues. The additional payments are treated as contingent consideration. The maximum aggregate price, including earnout payments related to each purchase and based upon future revenue levels, for all equity interests in Permal is $1.386 billion, with a $969.5 million minimum price, including acquisition costs. Legg Mason may elect to deliver up to 25% of each of the future payments in the form of shares of its common stock. All payments for the preference shares, including dividends, and other contingent earnouts exceeding the $969.5 million minimum purchase price will be recognized as additional goodwill. During fiscal 2007, Legg Mason paid approximately $12 million in dividends on the preference shares. Based upon current performance levels, as of March 31, 2007, $130 million of the $161 million difference between the minimum price and the consideration paid at closing, including acquisition costs, is classified as Contractual acquisition payable, a current liability. As of March 31, 2006, the $161 million difference was included in Other non-current liabilities.

At the time of acquisition, Permal managed assets of approximately $17.5 billion (excluding approximately $2.0 billion of assets cross-invested among its managed funds and $2.7 billion of assets that Permal did not expect to retain). The acquisition of Permal fits one of Legg Mason's strategic objectives to expand its global asset management business.

A summary of the fair values of the net assets acquired is as follows:

| | |
|---|---|
| Cash | $ 181,406 |
| Receivables | 48,252 |
| Investments (primarily investments of VIEs)(1) | 242,802 |
| Other current assets | 9,183 |
| Other non-current assets | 58,537 |
| Amortizable asset management contracts | 9,960 |
| Indefinite-life funds-of-hedge funds contracts | 947,000 |
| Indefinite-life trade name | 62,100 |
| Goodwill | 126,704 |
| Current liabilities (primarily accrued compensation) | (220,759) |
| Deferred tax liability | (275,700) |
| Other non-current liabilities | (8,838) |
| Minority interests in VIEs(1) | (211,178) |
| Total minimum purchase price, including acquisition costs | $ 969,469 |

(1) Subsequent to acquisition, adjustments to certain contractual agreements occurred and the VIEs are no longer required to be consolidated.

The fair value of the amortizable asset management contracts of approximately $10.0 million is being amortized over periods ranging from two to nine years. The values of the indefinite-life trade name and funds-of-hedge funds contracts are not subject to amortization but are evaluated quarterly for impairment.

The following unaudited pro forma consolidated results are presented as though the acquisitions of CAM and Permal had occurred as of the beginning of each period presented and excludes the results of discontinued operations (including the gain on sale of the PC/CM businesses). The pro forma results include adjustments to exclude certain non-transferred CAM businesses in accordance with the terms of the transaction agreement, to conform accounting policies of the acquired entities, and to adjust for the effect of acquisition related expenses.

| | Years Ended March 31, 2006 | 2005 |
|---|---|---|
| Revenues | $3,988,526 | $3,636,289 |
| Income from continuing operations | $ 589,820 | $ 544,983 |
| Income from continuing operations per common share: | | |
| Basic | $ 4.39 | $ 4.37 |
| Diluted | $ 4.10 | $ 3.98 |

The former owners of Private Capital Management ("PCM") earned the maximum fifth anniversary payment of $300.0 million, which was accrued as of March 31, 2006 and paid during fiscal 2007. This payment is recorded as additional goodwill and is subject to certain limited claw-back provisions.

On December 31, 2004, Legg Mason Investment Counsel, LLC, a wholly owned subsidiary of Legg Mason, acquired from Deutsche Investment Management Americas the New York City, Philadelphia, Cincinnati and Chicago offices of Scudder Private Investment Counsel (the "Acquired Offices") for cash of $55.0 million. The acquisition of these offices fits Legg Mason's strategic objective to grow its asset management business. The transaction included a contingent payment based on the revenues of the Acquired Offices on the first anniversary of closing, which resulted in a payment of approximately $16.3 million in March 2006 that was recorded as additional goodwill. The Acquired Offices had $6.2 billion of AUM at December 31, 2004. The allocation of the purchase price resulted in approximately $20.0 million of goodwill and $34.0 million of amortizable asset management contracts. The fair value of the asset management contracts of $34.0 million is being amortized over an estimated life of 12 years.

## 3. DISCONTINUED OPERATIONS

On December 1, 2005, Legg Mason sold the entities that comprised its PC/CM businesses to Citigroup as a portion of the consideration in the purchase of Citigroup's global asset management businesses. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Life Assets," the after-tax results of operations of PC/CM are reflected as Income from discontinued operations on the Consolidated Income Statements for the fiscal years ended March 31, 2006 and 2005.

As a result of the sale, Legg Mason recognized a gain of $1.09 billion, net of $97.2 million in costs related to the sale, including $78.7 million for accelerated vesting of employee stock option and other deferred compensation awards. As required by SFAS No. 123, a modification of the terms of an option award that makes it more valuable shall be treated as an exchange of the original award for a new award and the incremental value shall be measured by the difference between (a) the fair value of the modified option determined in accordance with the provisions of SFAS No. 123 and (b) the value of the old option immediately before its terms are modified, determined based on the shorter of (1) its remaining expected life or

(2) the expected life of the modified option. There were 864 thousand unvested options as of the transaction date that were not exercisable under their original contractual provisions and therefore had no value. The terms of these options were modified such that their vesting periods were shortened to the December 1, 2005 transaction date, with ninety days thereafter to exercise. As modified, all options were expected to be exercised immediately, and therefore the fair value of these options had no time value component and was equal to the aggregate of the transaction date market price less the respective strike prices for each modified option.

The sale resulted in an after-tax gain of $641.3 million. During fiscal 2007, the Company completed the filing of its income tax return related to the sale and also adjusted the liabilities related to the sale. These actions resulted in an adjustment to the after-tax gain from the sale of $572.

Results of operations for discontinued operations are summarized as follows:

| | Years Ended March 31, | |
|---|---|---|
| | 2006 | 2005 |
| Total revenues, net of interest expense[1] | $545,715 | $856,366 |
| Income from discontinued operations | $109,404 | $187,949 |
| Provision for income taxes | 42,983 | 74,942 |
| Income from discontinued operations, net | $ 66,421 | $113,007 |

(1) See Note 18 for additional information on net revenues.

On March 31, 2006, Legg Mason sold the operations of its subsidiary, Legg Mason Real Estate Services ("LMRES"). The sales price for the net assets was approximately $8,093 received in cash subsequent to closing. Legg Mason recognized a pre-tax gain, net of transaction costs, of $4,698 ($2,739, net of taxes of $1,959). The gain on this sale is reflected as Gain on sale of discontinued operations on the Consolidated Statements of Income. The sale of LMRES was a result of Legg Mason's long-term strategic objective to focus on its core asset management business.

## 4. INVESTMENTS

Legg Mason has investments in debt and equity securities that are generally classified as available-for-sale, held-to-maturity and trading as described in Note 1. Investments as of March 31, 2007 and 2006 are as follows:

| | 2007 | 2006 |
|---|---|---|
| Investment securities: | | |
| Trading[1] | **$273,166** | $142,206 |
| Held to maturity | — | 17,255 |
| Available-for-sale | **8,297** | 7,514 |
| Other[2] | **1,298** | 1,503 |
| Total | **$282,761** | $168,478 |

(1) Includes assets of deferred compensation plans of $191,684 and $106,170, respectively. The remainder is seed capital and investments in VIEs.
(2) Includes investments in private equity and debt securities that do not have readily determinable fair values.

Legg Mason uses the specific identification method to determine the cost of a security sold and the amount reclassified from accumulated other comprehensive income into earnings. The proceeds and gross realized gains and losses from sales and maturities of available-for-sale investments are as follows:

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| **AVAILABLE-FOR-SALE** | | | |
| Proceeds | **$21,745** | $8,074 | $10,827 |
| Gross realized gains | **259** | 169 | 6 |
| Gross realized losses | **(117)** | (8) | (21) |

The net unrealized gain for investment securities classified as trading was $7,141 for 2007. Net unrealized losses for investment securities classified as trading were $8,360, and $2,564 for 2006 and 2005, respectively.

Legg Mason's available-for-sale investments consist of mortgage-backed securities, U.S. government and agency securities, and equity securities. The fair value of investments classified as available-for-sale was $8,297 and $7,514, as of March 31, 2007 and 2006, respectively. Gross unrealized gains and losses for investments classified as available-for-sale were $407 and $303, respectively, as of March 31, 2007, and $342 and $383, respectively, as of March 31, 2006.

Legg Mason had no investments classified as held-to-maturity as of March 31, 2007. As of March 31, 2006, the amortized cost of investments classified as held-to-maturity was $17,255. Gross unrealized gains and losses for investment securities classified as held-to-maturity were $72 and $292, respectively, as of March 31, 2006.

## 5. FIXED ASSETS

The following table reflects the components of fixed assets as of the dates shown.

| | March 31, 2007 | March 31, 2006 |
|---|---|---|
| Equipment | **$ 146,234** | $ 116,967 |
| Software | **135,690** | 101,698 |
| Leasehold improvements | **137,259** | 107,634 |
| Total cost | **419,183** | 326,299 |
| Less: accumulated depreciation and amortization | **(199,746)** | (143,690) |
| Fixed assets, net | **$ 219,437** | $ 182,609 |

Depreciation and amortization expense was $69,442, $35,308, and $19,318 for fiscal 2007, 2006, and 2005, respectively, net of $4,243 and $3,728 for fiscal 2006 and 2005, respectively, which was allocated to discontinued operations to reflect the use of certain fixed assets by discontinued operations prior to the sale.

## 6. INTANGIBLE ASSETS AND GOODWILL

Goodwill and indefinite life intangible assets are not amortized and the values of identifiable intangible assets are amortized over their useful lives, unless the assets are determined to have indefinite useful lives. Goodwill and indefinite-life intangible assets are analyzed to determine if the fair market value of the assets exceed the book value. If the fair value is less than the book value, Legg Mason will record an impairment charge. During fiscal 2007, Legg Mason recognized, as other operating expense, impairment charges of approximately $2.0 million for certain amortizable asset management contracts. There were no impairment charges during fiscal 2006 and 2005.

The following tables reflect the components of intangible assets in continuing operations as of March 31:

| | 2007 | 2006 |
|---|---|---|
| **AMORTIZABLE ASSET MANAGEMENT CONTRACTS** | | |
| Cost | **$ 737,673** | $ 739,789 |
| Accumulated amortization | **(184,185)** | (117,585) |
| Net | **$ 553,488** | $ 622,204 |
| **INDEFINITE-LIFE INTANGIBLE ASSETS** | | |
| Fund management contracts | **$3,755,121** | $3,754,312 |
| Trade names | **116,800** | 116,800 |
| | **$3,871,921** | $3,871,112 |
| Intangible Assets, net | **$4,425,409** | $4,493,316 |

As of March 31, 2007, management contracts are being amortized over a weighted-average life of 11 years.

Estimated amortization expense for each of the next five fiscal years is as follows:

| | |
|---|---|
| 2008 | $ 56,886 |
| 2009 | 54,714 |
| 2010 | 54,367 |
| 2011 | 54,360 |
| 2012 | 51,066 |
| Thereafter | 282,095 |
| Total | $553,488 |

The decrease in amortizable cost is primarily due to the previously described impairment charge and the increase in indefinite-life intangible assets is primarily attributable to the impact of foreign currency translation.

The increase in the carrying value of goodwill since April 1, 2006 is summarized below:

| | 2007 | 2006 |
|---|---|---|
| Balance, beginning of year | **$2,303,799** | $ 992,800 |
| Business acquisitions and related costs (see Note 2) | **72,354** | 996,716 |
| Contractual acquisition earnouts (see Note 2) | **84,748** | 316,300 |
| Impact of excess tax basis amortization on CAM acquisition | **(28,969)** | — |
| Other, including changes in foreign exchange rates | **908** | (2,017) |
| Balance, end of year | **$2,432,840** | $2,303,799 |

The increase in goodwill due to business acquisition costs and contractual acquisition earnouts in fiscal 2007 and 2006 is primarily attributable to CAM and Permal as discussed in Note 2 and the accrual of the $300.0 million final contingent payment for PCM in fiscal 2006.

During fiscal 2007, Legg Mason began recognizing the tax benefit of the amortization of excess tax basis related to the CAM acquisition. In accordance with SFAS No. 109, "Accounting for Income Taxes," the tax benefit is recorded as a reduction of goodwill and deferred tax liabilities. In addition, a contingent payment of approximately $16,300 was made in fiscal 2006 in connection with the acquisition of the Acquired Offices and was recorded as additional goodwill.

## 7. SHORT-TERM BORROWINGS

On October 14, 2005, Legg Mason entered into an unsecured 5-year $500 million revolving credit agreement. Legg

Mason expects to use this revolving credit facility to fund working capital needs and for general corporate purposes. This facility replaced Legg Mason's previous $100 million revolving credit facility and will be payable in full at maturity in five years. There were no borrowings outstanding under this facility as of March 31, 2007 and 2006.

Legg Mason maintains two additional borrowing facilities, a $50 million, 3-year revolving credit agreement and a $40 million credit line. Both facilities are for general operating purposes. There were no borrowings outstanding under these facilities as of March 31, 2007 and 2006. Legg Mason has maintained compliance with the applicable covenants of these facilities.

In connection with the acquisition of CAM, Legg Mason entered into two 364-day borrowing arrangements: one was a $130 million revolving credit facility at an interest rate, including commitment fees, of LIBOR plus 27 basis points; the other was a $83.2 million promissory note at an interest rate, including commitment fees, of LIBOR plus 35 basis points. The average effective interest rate for the $83.2 million credit facility was 5.6% and 4.8% for the periods ended March 31, 2007 and 2006, respectively. During the fiscal year ended March 31, 2007, we paid from available cash the $83.2 million balance outstanding on this short-term promissory note with Citigroup. Legg Mason did not borrow under the $130 million credit facility before it expired in November 2006.

**8. LONG-TERM DEBT**

Long-term debt as of March 31, 2007 and 2006 consists of the following:

| | 2007 | | | 2006 |
|---|---|---|---|---|
| | **Current Accreted Value** | **Unamortized Discount** | **Maturity Amount** | Current Accreted Value |
| 6.75% senior notes | **$ 424,796** | **$204** | **$ 425,000** | $ 424,632 |
| Zero-coupon contingent convertible senior notes | — | — | — | 32,861 |
| 5-year term loan | **650,000** | — | **650,000** | 700,000 |
| 3-year term loan | **8,543** | — | **8,543** | 15,776 |
| Third party distribution | **3,617** | — | **3,617** | — |
| Other term loans | **25,668** | — | **25,668** | 29,691 |
| Subtotal | **1,112,624** | **204** | **1,112,828** | 1,202,960 |
| Less: current portion | **5,117** | — | **5,117** | 36,883 |
| Total | **$1,107,507** | **$204** | **$1,107,711** | $1,166,077 |

On July 2, 2001, Legg Mason issued $425,000 principal amount of senior notes due July 2, 2008, which bear interest at 6.75%. The notes were sold at a discount to yield 6.80%. The net proceeds of the notes were approximately $421,000, after payment of debt issuance costs.

On June 6, 2001, Legg Mason issued $567,285 principal amount at maturity of zero-coupon contingent convertible senior notes due on June 6, 2031. During the year ended March 31, 2006, zero-coupon contingent convertible senior notes aggregating $479,918 principal amount at maturity were converted into 5.5 million shares of common stock. During fiscal 2007, all remaining outstanding zero-coupon contingent convertible senior notes were converted into 756 thousand shares of common stock.

Legg Mason repaid the $100,000 principal amount of its 6.5% senior notes that matured on February 15, 2006.

During the fiscal year ended March 31, 2006, Legg Mason entered into the following long-term debt agreements:

**5-Year Term Loan**

On October 14, 2005, Legg Mason entered into an unsecured term loan agreement for an amount not to exceed $700 million. Legg Mason used this term loan to pay a portion of the purchase price, including acquisition related costs, in the acquisition of CAM. The term loan facility will be payable in full at maturity in calendar year 2010 and bears interest at LIBOR plus 35 basis points. During fiscal 2007, we repaid $50 million, resulting in an outstanding balance at March 31, 2007 of $650 million, which currently bears interest at a rate of 5.7%.

**3-Year Term Loan**
In connection with the CAM acquisition, on December 1, 2005, Legg Mason entered into a $16 million, 3-year term loan. The loan is payable at maturity, with interest, including commitment fees, paid semi-annually at a floating rate linked to the Bank of Chile offering rate plus 35 basis points. At March 31, 2007, the outstanding balance of this loan facility was $8.5 million at an interest rate of 6.4%.

All credit facilities entered into in connection with the Citigroup transaction contain standard covenants including leverage and interest coverage ratios. Legg Mason has maintained compliance with the applicable covenants of these borrowing facilities.

**Third Party Distribution Financing**
On July 31, 2006, Legg Mason entered into a four-year agreement with a financial institution to finance, on a non-recourse basis, up to $90.7 million for commissions paid to financial intermediaries in connection with sales of certain share classes of proprietary funds. The outstanding balance at March 31, 2007 was $3,617. Distribution fee revenues, which are used to repay distribution financing, are based on the average AUM of the respective funds. Interest has been imputed at an average rate of 5.4%.

**Other Term Loans**
Legg Mason entered into a loan in fiscal 2005 to finance leasehold improvements. The outstanding balance at March 31, 2007 was $13.6 million, which bears interest at 4.2% and is due October 31, 2010. In fiscal 2006, Legg Mason entered into a $12.8 million term loan agreement to finance the acquisition of an aircraft. The loan bears interest at 5.9%, is secured by the aircraft, and has a maturity date of January 1, 2016. The outstanding balance at March 31, 2007 was $12.1 million.

**5-Year Credit Agreement**
On November 23, 2005, Legg Mason entered into an unsecured 5-year floating-rate credit agreement in an amount not to exceed $300 million. Legg Mason borrowed $100 million under this agreement to fund a portion of the purchase price in the CAM transaction that was payable outside the U.S. This borrowing, which was payable in full at maturity five business days after the transaction closing date, was made November 25, 2005 and repaid on December 2, 2005. The entire amount of the credit facility (including repaid amounts of the initial loan) became available after December 2, 2005 to fund any additional purchase price payable in the CAM transaction. As a result of the final post-closing payment being made from available cash (see Note 2), this agreement was not drawn upon and terminated in accordance with its terms in fiscal 2007.

As of March 31, 2007, the aggregate maturities of long-term debt (current accreted value of $1,112,624), based on their contractual terms, are as follows:

| | |
|---|---|
| 2008 | $ 5,117 |
| 2009 | 438,845 |
| 2010 | 5,504 |
| 2011 | 654,001 |
| 2012 | 794 |
| Thereafter | 8,567 |
| Total | $1,112,828 |

At March 31, 2007, Legg Mason had $1.25 billion available for the issuance of additional debt or equity securities pursuant to a shelf registration statement.

**Interest Rate Swap**
Effective December 1, 2005, Legg Mason executed a 3-year amortizing interest rate swap ("Swap") with a large financial institution to hedge interest rate risk on a portion of its $700 million, 5-year floating-rate term loan. Under the terms of the Swap, Legg Mason will pay a fixed interest rate of 4.9% on a notional amount of $400 million. Quarterly payments or receipts under the Swap are matched to exactly offset changes in the floating rate interest payments on $400 million in principal of the term loan. Since the terms and conditions of the hedge are not expected to be changed, then as long as at least the unamortized balance of the Swap is outstanding on the 5-year floating-rate term loan, the Swap will continue to be an effective cash flow hedge. As a result, changes in the market value of the Swap are recorded as a component of Other comprehensive income. During the March 2007 quarter, this Swap began to unwind and we repaid $50 million of the debt. As of March 31, 2007, an unrealized gain of $584, net of tax of $414, on the market value of the $350 million Swap has been reflected in Other comprehensive income. All of the estimated unrealized gain included in Other comprehensive income as of March 31, 2007 is expected to be reclassified to income within the next twelve months. The actual amount will vary as a result of changes in market conditions. On a quarterly basis, Legg Mason assesses the effectiveness of this cash flow hedge by confirming that payments and the balance of the liability hedged match the Swap.

## 9. INCOME TAXES

The components of income tax expense from continuing operations are as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Federal | **$285,219** | $202,839 | $149,726 |
| Foreign | **57,976** | 33,684 | 8,612 |
| State and local | **54,417** | 39,072 | 16,996 |
| Total income tax expense | **$397,612** | $275,595 | $175,334 |
| Current | **$268,811** | $292,828 | $136,068 |
| Deferred | **128,801** | (17,233) | 39,266 |
| Total income tax expense | **$397,612** | $275,595 | $175,334 |

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate for continuing operations is as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Tax at statutory U.S. federal income tax rate | **$365,349** | $250,412 | $164,765 |
| State income taxes, net of federal income tax benefit | **34,306** | 25,397 | 11,046 |
| Foreign losses with no tax benefit | **—** | 29 | 383 |
| Differences in tax rates applicable to non-U.S. earnings | **(11,602)** | (4,810) | (1,579) |
| Other non-deductible expenses | **1,757** | 1,249 | 528 |
| Other, net | **7,802** | 3,318 | 191 |
| Total income tax expense | **$397,612** | $275,595 | $175,334 |

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheets. These temporary differences result in taxable or deductible amounts in future years. Details of Legg Mason's deferred tax assets and liabilities are as follows:

| | 2007 | 2006 |
|---|---|---|
| **DEFERRED TAX ASSETS** | | |
| Accrued compensation and benefits | **$136,624** | $112,269 |
| Accrued expenses | **13,160** | 15,901 |
| Operating loss carryforwards | **26,198** | 48,240 |
| Capital loss carryforwards | **11,621** | 11,621 |
| Other | **474** | 8,745 |
| Gross deferred tax assets | **188,077** | 196,776 |
| Valuation allowance | **(37,709)** | (36,847) |
| Deferred tax assets after valuation allowance | **$150,368** | $159,929 |

| | 2007 | 2006 |
|---|---|---|
| **DEFERRED TAX LIABILITIES** | | |
| Depreciation | **$ 8,073** | $ 4,870 |
| Deferred income | **2,700** | 150 |
| Basis differences for intangibles on acquisitions | **281,525** | 310,285 |
| Amortization | **260,108** | 149,210 |
| Imputed interest | **—** | 21,039 |
| Other | **8,307** | 6,248 |
| Gross deferred tax liability | **$560,713** | $491,802 |
| Net deferred tax liability | **$410,345** | $331,873 |

Certain tax benefits associated with Legg Mason's employee stock plans are recorded directly in Stockholders' equity. Stockholders' equity increased by $14,466, $92,376 and $18,972 in 2007, 2006 and 2005, respectively, as a result of these tax benefits.

The acquisitions of Permal and certain non-U.S. CAM entities were stock acquisitions and were not afforded any tax basis write-up for intangibles exclusive of goodwill, thereby creating a deferred tax liability equal to the tax effect of the differences between the book basis for financial reporting purposes and the related tax cost basis. The change in the deferred tax liability related to book and tax basis differences for intangibles on acquisitions for the year ended March 31, 2006 primarily relates to an increase of $275,700 and $12,522 for Permal and CAM, respectively.

At March 31, 2007 and 2006, Legg Mason recorded a deferred tax asset of $2,047 and $5,495, respectively, for U.S. state net operating loss carryforwards expiring in various years after March 31, 2009. Also at March 31, 2007 and 2006, Legg Mason recorded a deferred tax asset of $24,151 and $21,575, respectively, for non-U.S. net operating loss carryforwards and $11,621 in both years for non-U.S. capital loss carryforwards, portions of which expire in various years beginning after March 31, 2008. U.S. subsidiaries of Permal file separate federal income tax returns, apart from Legg Mason Inc.'s consolidated federal income tax return, due to the Permal acquisition structure, and separate state income tax returns. At March 31, 2006, the U.S. subsidiaries of Permal recorded a deferred tax asset of $15,964 for U.S. federal net operating and capital loss carryforwards and $5,206 for U.S. state operating and capital loss carryforwards. All such carryforwards expired or were utilized by March 31, 2007.

At March 31, 2007 and 2006, Legg Mason recorded a valuation allowance for deferred tax assets of $916 and $1,751, respectively, for U.S. state net operating loss carryforwards. Also at March 31, 2007 and 2006, Legg Mason recorded a valuation allowance for deferred tax assets of $22,818 and $21,453, respectively, relating to non-U.S. net operating loss carryforwards, $11,621 in both years relating to non-U.S. capital loss carryforwards, and $2,354 and $2,022, respectively, relating to other deferred tax assets. These valuation allowances are established in accordance with the SFAS No. 109, "Accounting for Income Taxes," as it is management's opinion that it is more likely than not that these benefits may not be realized. At March 31, 2007 and 2006, the valuation allowances for these deferred tax assets are $37,709 and $36,847, respectively. The valuation allowance relating to the non-U.S. net operating loss carryforwards acquired in the CAM acquisition totaling $14,244 will reduce goodwill if Legg Mason subsequently recognizes the deferred tax asset.

Legg Mason intends to permanently reinvest cumulative undistributed earnings of its non-U.S. subsidiaries in non-U.S. operations. Accordingly, no U.S. federal income taxes have been provided for the undistributed earnings to the extent that they are permanently reinvested in Legg Mason's non-U.S. operations. It is not practical at this time to determine the income tax liability that would result upon repatriation of the earnings.

## 10. COMMITMENTS AND CONTINGENCIES

Legg Mason leases office facilities and equipment under non-cancelable operating leases and also has multi-year agreements for certain services. These leases and service agreements expire on varying dates through fiscal 2025. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals based upon maintenance, utility and tax increases.

During the year ended March 31, 2007, Legg Mason entered into a lease agreement for office space located in New York, to be used primarily by ClearBridge Advisors and Western Asset. The lease has an annual base rent of approximately $18.1 million per year. The agreement provides for an initial term of 16 years with the right to renew for either an additional 10-year term or for two 5-year terms.

On February 12, 2007, Legg Mason entered into an agreement to lease new office space in Baltimore as a replacement for our current headquarters when the lease expires in fiscal 2010. The lease has an annual base rent of approximately $11.1 million. The building is currently under construction and Legg Mason anticipates taking possession of the space in the summer of 2009. The initial lease term will expire in April 2024, with two renewal options of 10 and five years.

As of March 31, 2007, the minimum annual aggregate rentals under operating leases and servicing agreements are as follows:

| | |
|---|---|
| 2008 | $ 97,199 |
| 2009 | 108,814 |
| 2010 | 104,065 |
| 2011 | 82,682 |
| 2012 | 76,197 |
| Thereafter | 630,915 |
| Total | $1,099,872 |

The minimum rental commitments shown above have not been reduced by $95,420 for minimum sublease rentals to be received in the future under non-cancelable subleases. The table above also does not include aggregate rental commitments of $155 for furniture and equipment under capital leases.

The following table reflects rental expense under all operating leases and servicing agreements.

| | Continuing Operations | | | Discontinued Operations | |
|---|---|---|---|---|---|
| | **2007** | 2006 | 2005 | 2006 | 2005 |
| Rental expense | **$107,710** | $51,302 | $27,767 | $31,449 | $44,643 |
| Less: sublease income | **10,561** | 3,395 | 56 | 560 | 910 |
| Net rent expense | **$ 97,149** | $47,907 | $27,711 | $30,889 | $43,733 |

Legg Mason recognizes rent expense ratably over the lease period based upon the aggregate lease payments. The lease period is determined as the original lease term without renewals, unless and until the exercise of lease renewal options is reasonably assured, and also includes any period provided by the landlord as a "free rent" period. Aggregate lease payments include all rental payments specified in the contract, including contractual rent increases, and are reduced by any lease incentives received from the landlord, including those used for tenant improvements.

As of March 31, 2007 and 2006, Legg Mason had commitments to invest approximately $39,300 and $42,100, respectively, in limited partnerships that make private investments. These commitments will be funded as required through the end of the respective investment periods ranging from fiscal 2008 to 2011.

As of March 31, 2007, Legg Mason has contingent payment obligations related to acquisitions. These payments are payable through fiscal 2012 and will not exceed $613,046.

In the normal course of business, Legg Mason enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. Legg Mason's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against Legg Mason that have not yet occurred.

Legg Mason has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Legg Mason is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In the Citigroup transaction, Legg Mason transferred to Citigroup the subsidiaries that constituted its PC/CM businesses, thus transferring the entities that would have primary liability for most of the customer complaint, litigation and regulatory liabilities and proceedings arising from those businesses. However, as part of that transaction, Legg Mason agreed to indemnify Citigroup for most customer complaint, litigation and regulatory liabilities of Legg Mason's former PC/CM businesses that result from pre-closing events. Similarly, although Citigroup transferred to Legg Mason the entities that would be primarily liable for most customer complaint, litigation and regulatory liabilities and proceedings of the CAM business, Citigroup has agreed to indemnify Legg Mason for most customer complaint, litigation and regulatory liabilities of the CAM business that result from pre-closing events. In accordance with SFAS No. 5 "Accounting for Contingencies," Legg Mason has established provisions for estimated losses from pending complaints, legal actions, investigations and proceedings. While the ultimate resolution of these matters cannot be currently determined, in the opinion of management, after consultation with legal counsel, Legg Mason does not believe that the resolution of these actions will have a material adverse effect on Legg Mason's financial condition. However, the results of operations could be materially affected during any period if liabilities in that period differ from Legg Mason's prior estimates, and Legg Mason's cash flows could be materially affected during any period in which these matters are resolved. In addition, the ultimate costs of litigation-related charges can vary significantly from period to period, depending on factors such as market conditions, the size and volume of customer complaints and claims, including class action suits, and recoveries from indemnification, contribution or insurance reimbursement.

Legg Mason and two of its officers are named as defendants in a consolidated legal action. The action alleges that the defendants violated the Securities Exchange Act of 1934 and the Securities Act of 1933 by making misleading statements to the public and omitting certain material facts with respect to the acquisition of the CAM business in public statements and in a prospectus used in a secondary stock offering in order to artificially inflate the price of Legg Mason common stock. The action seeks certification of a class of shareholders who purchased Legg Mason common stock either between February 1, 2006 and October 10, 2006 or in a secondary public offering on or about March 9, 2006 and seeks unspecified damages.

Legg Mason intends to defend the action vigorously. Legg Mason cannot accurately predict the eventual outcome of the action at this point, or whether it will have a material adverse effect on Legg Mason.

As of March 31, 2007 and 2006, Legg Mason's liability for losses and contingencies was $2,600 and $4,300, respectively. During fiscal 2007, 2006 and 2005, Legg Mason recorded litigation-related charges for continuing operations of approximately $100, $100 and $2,500, respectively (net of recoveries of $5,300 in fiscal 2005). During fiscal 2006 and 2005, Legg Mason recorded litigation-related charges for discontinued operations of approximately $5,900 and $5,500, respectively (net of recoveries of $800 and $600 in fiscal 2006 and 2005, respectively). During fiscal 2007, 2006, and 2005, the liability was reduced for settlement payments of approximately $1,800, $21,500 and $18,700, respectively, and the reversal of accruals in fiscal 2006 primarily related to the civil copyright lawsuit of $8,300.

## 11. EMPLOYEE BENEFITS

Legg Mason, through its subsidiaries, maintains various defined contribution plans covering substantially all employees. Through its primary plan, Legg Mason can make two types of discretionary contributions. One is a profit sharing contribution to eligible Plan participants based on a percentage of qualified compensation and the other is a 50% match of employee 401(k) contributions up to 6% of employee compensation with a maximum of five thousand dollars per year. Contributions charged to continuing operations amounted to $40,686, $22,670 and $11,538 in fiscal 2007, 2006 and 2005, respectively. Contributions charged to discontinued operations were $20,295 and $29,629 in fiscal 2006 and 2005, respectively. In addition, employees can make voluntary contributions under certain plans.

## 12. CAPITAL STOCK

At March 31, 2007, the authorized numbers of common, preferred and exchangeable shares were 500 million, 4 million and an unlimited number, respectively. In addition, at March 31, 2007 and 2006, there were 10.3 million and 12.1 million shares of common stock, respectively, reserved for issuance under Legg Mason's equity plans and 2.1 million and 2.3 million common shares, respectively, reserved for exchangeable shares issued in connection with the acquisition of Legg Mason Canada Inc. Exchangeable shares are exchangeable at any time by the holder on a one-for-one basis into shares of Legg Mason's common stock and are included in basic shares outstanding. In connection with the acquisition of CAM, Legg Mason issued 13.35 shares, $10 par value per share, of non-voting Legg Mason convertible preferred stock, which are convertible, upon transfer into 13.35 million shares of common stock. During fiscal 2006, Legg Mason issued approximately 4.96 million common shares upon conversion of approximately 4.96 shares of convertible preferred. At March 31, 2007, there were approximately 8.39 shares of convertible preferred stock outstanding.

Changes in common stock and shares exchangeable into common stock for the three years ended March 31, 2007 are as follows:

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| **COMMON STOCK** | | | |
| Beginning balance | **129,710** | 106,683 | 66,549 |
| Shares issued for: | | | |
| Stock option exercises and other stock based compensation | **863** | 4,692 | 2,040 |
| Deferred compensation trust | **53** | 126 | 244 |
| Deferred compensation | **183** | 33 | 197 |
| Conversion of debt | **756** | 5,548 | 254 |
| Exchangeable shares | **212** | 389 | 260 |
| Shares repurchased and retired | — | — | (735) |
| Stock split | — | — | 33,274 |
| Public offering | — | — | 4,600 |
| Conversion of non-voting preferred stock | — | 4,956 | — |
| Acquisitions of CAM and Permal | — | 7,283 | — |
| Ending balance | **131,777** | 129,710 | 106,683 |
| **SHARES EXCHANGEABLE INTO COMMON STOCK** | | | |
| Beginning balance | **2,277** | 2,666 | 1,951 |
| Exchanges | **(212)** | (389) | (260) |
| Stock split | — | — | 975 |
| Ending balance | **2,065** | 2,277 | 2,666 |

Dividends declared per share were $0.81, $0.69 and $0.55 for fiscal 2007, 2006 and 2005, respectively. Dividends declared but not paid at March 31, 2007, 2006 and 2005 were $29,430, $24,912 and $16,398, respectively and are included in Other current liabilities.

During the fiscal year ended March 31, 2002, the Board of Directors approved a stock repurchase plan. Under this plan, Legg Mason is authorized to repurchase up to 3 million shares on the open market at its discretion. During the fiscal years ended March 31, 2007 and 2006, no shares were repurchased. In the fiscal year ended March 31, 2005, Legg Mason repurchased and retired 735 shares for $40,729.

On July 20, 2004, Legg Mason declared a three-for-two stock split, paid as a dividend on September 24, 2004 to stockholders of record on September 8, 2004. Accordingly, all share and per share information prior to that date has been retroactively restated to reflect the stock split, except for the common stock and additional paid-in capital presented in the Consolidated Statements of Changes in Stockholders' Equity and the table above for fiscal 2005.

On December 15, 2004, Legg Mason sold 4.6 million shares of common stock at $70.30 per share, less underwriting fees, for net proceeds of approximately $311,000. On November 1, 2005, in connection with the acquisition of Permal as described in Note 2, Legg Mason issued 1,889 shares of common stock as a portion of the consideration paid. On December 1, 2005, in connection with the acquisition of CAM as described in Note 2, Legg Mason issued 5,394 shares of common stock as a portion of the purchase price.

## 13. STOCK-BASED COMPENSATION

Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards and deferred compensation payable in stock. At March 31, 2007, 24 million shares were authorized to be issued under Legg Mason's equity incentive stock plans, with 3.2 million remaining shares available for issuance. Options under Legg Mason's employee stock plans have been granted at prices not less than 100% of the fair market value. Options are generally exercisable in equal increments over 3 to 5 years and expire within 5 to 10 years from the date of grant. See Note 1 for a further discussion of stock-based compensation.

Compensation expense for continuing operations relating to stock options, the stock purchase plan and deferred compensation for the years ended March 31, 2007, 2006 and 2005 was $23,817, $11,877, and $3,810, respectively. The related income tax benefit for the years ended March 31, 2007, 2006 and 2005 was $8,452, $4,255 and $976, respectively. The effect of adopting SFAS No. 123 (R) on net income for the year ended March 31, 2007 was a reduction of $1,872, net of tax.

The following tables reflect pro forma results as if compensation expense associated with all option grants (regardless of grant date) and the stock purchase plan were recognized over the vesting period:

| ***Continuing Operations*** | 2006 | 2005 |
|---|---|---|
| Income from continuing operations | $433,707 | $295,424 |
| Add: stock-based compensation included in reported net income, net of tax | 7,458 | 2,404 |
| Less: stock-based compensation determined under fair value based method, net of tax | (10,660) | (10,313) |
| Pro forma net income from continuing operations | $430,505 | $287,515 |
| Earnings per share: | | |
| As reported: | | |
| Basic | $ 3.60 | $ 2.86 |
| Diluted | 3.35 | 2.56 |
| Pro forma: | | |
| Basic | $ 3.57 | $ 2.78 |
| Diluted | 3.32 | 2.50 |

| ***Discontinued Operations*** | 2006 | 2005 |
|---|---|---|
| Income from discontinued operations, net of taxes | $ 66,421 | $113,007 |
| Add: stock-based compensation included in reported net income, net of tax | 1,102 | 2,630 |
| Less: stock-based compensation determined under fair value based method, net of tax | (5,117) | (8,717) |
| Pro forma net income from discontinued operations | $ 62,406 | $106,920 |
| Earnings per share: | | |
| As reported: | | |
| Basic | $ 0.55 | $ 1.09 |
| Diluted | 0.51 | 0.97 |
| Pro forma: | | |
| Basic | $ 0.52 | $ 1.03 |
| Diluted | 0.48 | 0.91 |

As discussed in Note 3, in connection with the sale of its PC/CM businesses, Legg Mason accelerated the vesting of stock option and other equity-based deferred compensation awards previously granted to employees of the PC/CM businesses. The accelerated vesting of stock options reduced the gain on sale by $73.7 million ($61.7 million after tax) reflecting the increase in the fair value of the awards as of the vesting date from the original grant date. Approximately $43.1 million of this charge related to incentive stock options for which there is no tax benefit in the Consolidated Statements of Income.

| *Consolidated Operations* | 2006 | 2005 |
|---|---|---|
| Net income, as reported | $1,144,168 | $408,431 |
| Add: stock-based compensation included in reported net income, net of tax | 70,372 | 5,034 |
| Less: stock-based compensation determined under fair value based method, net of tax | (77,589) | (19,030) |
| Pro forma net income | $1,136,951 | $394,435 |
| Earnings per share: | | |
| As reported: | | |
| Basic | $ 9.50 | $ 3.95 |
| Diluted | 8.80 | 3.53 |
| Pro forma: | | |
| Basic | $ 9.44 | $ 3.81 |
| Diluted | 8.74 | 3.41 |

Stock option transactions under Legg Mason's option plans during the three years ended March 31, 2007 are summarized below:

| | Number of Shares[1] | Weighted-Average Exercise Price Per Share |
|---|---|---|
| Options outstanding at March 31, 2004 | 11,836 | $ 28.09 |
| Granted | 530 | 53.01 |
| Exercised | (2,085) | 22.67 |
| Canceled | (168) | 33.71 |
| Options outstanding at March 31, 2005 | 10,113 | $ 30.42 |
| Granted | 1,075 | 110.14 |
| Exercised | (4,724) | 30.70 |
| Canceled | (94) | 38.15 |
| Options outstanding at March 31, 2006 | 6,370 | $ 43.56 |
| Granted | 1,006 | 96.60 |
| Exercised | (820) | 28.17 |
| Canceled | (78) | 65.39 |
| **Options outstanding at March 31, 2007** | **6,478** | **$ 53.48** |

(1) Adjusted to reflect stock split, where appropriate.

The total intrinsic value of options exercised during the years ended March 31, 2007, 2006 and 2005 were $55,046, $384,153 and $84,072, respectively. At March 31, 2007, the aggregate intrinsic value of options outstanding was $346,439.

The following information summarizes Legg Mason's stock options outstanding at March 31, 2007:

| Exercise Price Range | Option Shares Outstanding | Weighted-Average Exercise Price Per Share | Weighted-Average Remaining Life (in years) |
|---|---|---|---|
| $19.17–$ 25.00 | 1,332 | $ 20.12 | 1.5 |
| 25.01– 35.00 | 1,864 | 30.10 | 2.1 |
| 35.01– 94.00 | 1,295 | 43.35 | 3.1 |
| 94.01– 132.18 | 1,987 | 104.32 | 6.8 |
| | 6,478 | | |

At March 31, 2007, 2006 and 2005, options were exercisable on 4,156, 4,123, and 6,292 shares, respectively, and the weighted average exercise prices were $33.88, $28.02 and $27.33, respectively. Stock options exercisable at March 31, 2007 have a weighted-average remaining contractual life of 2.2 years. At March 31, 2007, the aggregate intrinsic value of options exercisable was $140,804. The following information summarizes Legg Mason's stock options exercisable at March 31, 2007:

| Exercise Price Range | Option Shares Exercisable | Weighted-Average Exercise Price Per Share |
|---|---|---|
| $19.17– $ 25.00 | 1,332 | $ 20.12 |
| 25.01– 35.00 | 1,666 | 30.52 |
| 35.01– 94.00 | 917 | 39.56 |
| 94.01– 132.18 | 241 | 111.27 |
| | 4,156 | |

The following information summarizes unvested stock options under Legg Mason's equity incentive plans for the year ended March 31, 2007:

| | Number of Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Shares unvested at March 31, 2006 | 2,247 | $29.12 |
| Granted | 1,006 | 33.17 |
| Vested[1] | (856) | 22.80 |
| Canceled/forfeited | (75) | 22.28 |
| **Shares unvested at March 31, 2007** | **2,322** | **$33.42** |

(1) Generally, vesting occurs in July of each year.

Unamortized compensation cost related to unvested options at March 31, 2007 was $59,237 and is expected to be recognized over a weighted-average period of 2.2 years.

Legg Mason also has an equity plan for non-employee directors that replaced its stock option plan for non-employee directors during fiscal 2006. Under the equity plan, directors may elect to receive shares of stock, options to acquire shares of stock or restricted stock units. Options granted under either plan are immediately exercisable at a price equal to the market value of the shares on the date of grant and have a term of not more than ten years. Shares, options, and restricted stock units issuable under the equity plan are limited to 625 shares in aggregate, of which 69 shares were issued under the plan during fiscal 2007. At March 31, 2007, there are 447 stock options and 7 restricted stock units outstanding under both plans.

Cash received from exercises of stock options under Legg Mason's equity incentive plans was $20,690, $128,728 and $64,088 for the years ended March 31, 2007, 2006 and 2005, respectively. The tax benefit expected to be realized for the tax deductions from these option exercises totaled $13,965, $104,807 and $18,342 for the years ended March 31, 2007, 2006 and 2005, respectively. The 2006 and 2005 amounts include amounts attributable to discontinued operations.

The weighted average fair value of stock options granted in fiscal 2007, 2006 and 2005, using the Black-Scholes option pricing model, was $33.17, $40.90 and $22.53 per share, respectively.

The following weighted average assumptions were used in the model for grants in fiscal 2007, 2006, and 2005.

| | **2007** | 2006 | 2005 |
|---|---|---|---|
| Expected dividend yield | **0.79%** | 0.80% | 0.79% |
| Risk-free interest rate | **4.68%** | 4.29% | 4.03% |
| Expected volatility | **31.43%** | 33.86% | 40.99% |
| Expected lives (in years) | **5.37** | 5.65 | 6.13 |

During fiscal 2006, Legg Mason determined that using a combination of both implied and historical volatility is a more accurate measure of expected volatility for calculating Black-Scholes option values. Effective with stock option grants made in the quarter ended December 31, 2005, Legg Mason began estimating expected volatility with equal weighting to both implied and historical measures. This change in accounting estimate did not have a material impact on net income.

Legg Mason has a qualified Employee Stock Purchase Plan covering substantially all U.S. employees. Shares of common stock are purchased in the open market on behalf of participating employees, subject to a 4.5 million total share limit under the plan. Purchases are made through payroll deductions and Legg Mason provides a 10% contribution towards purchases, which is charged to earnings. During the fiscal year ended March 31, 2007, 2006 and 2005, approximately 43, 91 and 147 shares, respectively, have been purchased in the open market on behalf of participating employees.

On October 17, 2005, the Compensation Committee of Legg Mason approved grants to senior officers of options to acquire 300 shares of Legg Mason common stock at an exercise price of $104.00 per share, subject to certain conditions. The grants will vest ratably on July 17 of each of the four years following the grant date. The options are exercisable only if, by July 17, 2009, Legg Mason common stock has closed at or above $127.50 per share for 30 consecutive trading days. This condition was met during fiscal 2006. The options expire on July 17, 2013. The weighted average fair value of $37.19 per share for these options, included in the pro forma net income shown above, was estimated as of the grant date using a Monte Carlo option-pricing model with the following assumptions:

| | |
|---|---|
| Expected dividend yield | 0.69% |
| Risk-free interest rate | 4.37% |
| Expected volatility | 31.83% |
| Expected life (in years) | 6.53 |

On July 19, 2005, the independent directors of Legg Mason approved a grant to Legg Mason's Chairman and Chief Executive Officer of options to acquire 500 shares of Legg Mason common stock at an exercise price of $111.53 per share, subject to certain conditions. The grant will vest ratably over four years starting on the effective grant date, July 19, 2005, subject to him continuing as Legg Mason's Chairman and Chief Executive Officer for at least two years and continuing to provide agreed-upon ongoing services to Legg Mason for two years thereafter. The options are exercisable only if, within four years after the grant date, Legg Mason common stock has closed at or above $127.50 per share for 30 consecutive trading days. This condition was met during fiscal 2006. The options expire on the eighth anniversary of the grant date. The fair value of $42.33 per share for these options granted, included in the pro forma net income shown above, is estimated as of the date of grant using a Monte Carlo option-pricing model with the following assumptions:

| | |
|---|---|
| Expected dividend yield | 0.57% |
| Risk-free interest rate | 4.07% |
| Expected volatility | 30.47% |
| Expected life (in years) | 7.25 |

A Monte Carlo option-pricing model was used to value these option grants in order to properly factor the impact of both the performance and market conditions specified in the grant.

During fiscal 2007, 2006 and 2005, Legg Mason granted 289, 547 and 138 shares of restricted common stock, respectively, at a weighted average market value of $107.08, $117.62 and $60.36, respectively, per share. The restricted stock awards were non-cash transactions. In fiscal 2007, 2006 and 2005, Legg Mason recognized $17,039, $6,049 and $708, respectively, in compensation expense for restricted stock awards related to continuing operations. In fiscal 2006 and 2005, Legg Mason recognized $3,408 and $2,517, respectively, in compensation expense for restricted stock awards related to discontinued operations. The tax benefit expected to be realized for the tax deductions from the vesting of restricted stock totaled $5,320, $1,722 and $865 for years ended March 31, 2007, 2006 and 2005, respectively. Unamortized compensation cost related to unvested restricted stock awards for 563 shares not yet recognized at March 31, 2007 was $52,031 and is expected to be recognized over a weighted-average period of 2.0 years.

Deferred compensation payable in shares of Legg Mason common stock has been granted to certain employees in mandatory and elective plans and programs under Legg Mason's equity incentive plan. The vesting in the plans and programs ranges from immediate to periods up to six years. The plans and programs provide for discounts of up to 10% on contributions and dividends. There is no limit on the number of shares authorized to be issued under the one remaining active deferred plan. All other plans were replaced by similar programs under Legg Mason's equity incentive plan during fiscal 2005. In fiscal 2007, 2006 and 2005, Legg Mason recognized $247, $6,635 and $12,032, respectively, in compensation expense, principally related to discontinued operations, for deferred compensation arrangements payable in shares of common stock. During fiscal 2007, 2006 and 2005, Legg Mason issued 46, 112 and 308 shares, respectively, under deferred compensation arrangements with a weighted-average fair value per share at grant date of $87.26, $83.69 and $68.03, respectively.

## 14. DEFERRED COMPENSATION STOCK TRUST

Legg Mason has issued shares in connection with certain deferred compensation plans that are held in rabbi trusts. Assets of rabbi trusts are consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts is classified in stockholders' equity and accounted for in a manner similar to treasury stock. Therefore, the shares Legg Mason has issued to its rabbi trust and the corresponding liability related to the deferred compensation plans are presented as components of stockholders' equity as Employee stock trust and Deferred compensation employee stock trust, respectively. Shares held by the trust at March 31, 2007 and 2006 were 1,417 and 1,933, respectively.

## 15. EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of shares outstanding. The calculation of weighted average shares includes common shares, shares exchangeable into common stock and convertible preferred shares that are considered participating securities. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares.

As a result of the acquisition of CAM during the quarter ended December 31, 2005, Legg Mason issued 13.346632 shares of non-voting convertible preferred stock, which convert, upon transfer, into an aggregate of 13.3 million shares of Legg Mason common stock. These non-voting convertible preferred shares are considered "participating securities" and therefore are included in the calculation of weighted average shares outstanding.

The following table presents the computations of basic and diluted EPS:

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| Weighted average basic shares outstanding | **141,112** | 120,396 | 103,428 |
| Potential common shares: | | | |
| Employee stock options | **2,646** | 6,022 | 6,192 |
| Shares related to deferred compensation | **87** | 57 | 918 |
| Shares issuable upon conversion of senior notes | **134** | 3,431 | 6,536 |
| Shares issuable upon payment of contingent consideration | **407** | 373 | — |
| Total weighted average diluted shares | **144,386** | 130,279 | 117,074 |
| Income from continuing operations | **$646,246** | $ 433,707 | $295,424 |
| Interest expense on convertible senior notes, net of tax | **84** | 2,334 | 4,620 |
| Income from continuing operations | **$646,330** | $ 436,041 | $300,044 |
| Income from discontinued operations, net of tax | **—** | 66,421 | 113,007 |
| Gain on sale of discontinued operations, net of tax | **572** | 644,040 | — |
| Net income | **$646,902** | $1,146,502 | $413,051 |
| Net Income per Share: | | | |
| Basic | | | |
| Income from continuing operations | **$ 4.58** | $ 3.60 | $ 2.86 |
| Income from discontinued operations | **—** | 0.55 | 1.09 |
| Gain on sale of discontinued operations | **—** | 5.35 | — |
| | **$ 4.58** | $ 9.50 | $ 3.95 |
| Diluted | | | |
| Income from continuing operations | **$ 4.48** | $ 3.35 | $ 2.56 |
| Income from discontinued operations | **—** | 0.51 | 0.97 |
| Gain on sale of discontinued operations | **—** | 4.94 | — |
| | **$ 4.48** | $ 8.80 | $ 3.53 |

At March 31, 2007, 2006 and 2005, options to purchase 1,086, 741 and 1 shares, respectively, were not included in the computation of diluted earnings per share because the presumed proceeds from exercising such options, including related income tax benefits, exceed the average price of the common shares for the period and therefore the options are deemed antidilutive.

Basic and diluted earnings per share for the fiscal years ended March 31, 2007, 2006 and 2005 include all vested shares of phantom stock related to Legg Mason's deferred compensation plans. Diluted earnings per share for the same periods also include unvested shares of phantom stock related to those plans unless the shares are deemed antidilutive. At March 31, 2007, 2006 and 2005, 526, 429 and 464 unvested shares of phantom stock, respectively, were deemed antidilutive and therefore excluded from the computation of diluted earnings per share.

All share and per share information have been retroactively restated, where appropriate, to reflect the September 2004 three-for-two stock split.

## 16. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income includes cumulative foreign currency translation adjustments, net of tax gain on interest rate swap, and net of tax gains and losses on investment securities. The change in the accumulated translation adjustments for fiscal 2007 and 2006 primarily resulted from the impact of changes in the British pound and the Brazilian real in relation to the U.S. dollar on the net assets of Legg Mason's United Kingdom and Brazilian subsidiaries, for which the pound and the real are the functional currencies, respectively. A summary of Legg Mason's accumulated other comprehensive income as of March 31, 2007 and 2006 is as follows:

| | 2007 | 2006 |
|---|---|---|
| Foreign currency translation adjustments | **$37,245** | $13,651 |
| Unrealized holding gain on interest rate swap, net of tax provision of ($414) and ($938), respectively | **585** | 1,323 |
| Unrealized gains (losses) on investment securities, net of tax (provision) benefit of ($38) and $10, respectively | **65** | (30) |
| Total | **$37,895** | $14,944 |

## 17. SPECIAL PURPOSE AND VARIABLE INTEREST ENTITIES

In the normal course of its business, Legg Mason is the manager of various types of investment vehicles that are considered VIEs. For its services, Legg Mason is entitled to receive management fees and may be eligible, under certain circumstances, to receive additional subordinate management fees or other incentive fees. Legg Mason did not sell or transfer assets to any of the VIEs. Legg Mason's exposure to risk in these entities is generally limited to any equity investment it has made or is required to make and any earned but uncollected management fees. Uncollected management fees from these VIEs were not material at March 31, 2007 and 2006. Legg Mason has not issued any investment performance guarantees to these VIEs or their investors. As of March 31, 2007 and 2006, Legg Mason was not required to consolidate any VIEs that are material to its consolidated financial statements. In addition, as of March 31, 2007 and 2006, there were no VIEs in which Legg Mason had a significant variable interest.

## 18. BUSINESS SEGMENT INFORMATION

Legg Mason is a global asset management company that provides investment management and related services to a wide array of clients. Legg Mason operates in three divisions (operating segments): Managed Investments, Institutional and Wealth Management. The economic characteristics, products and services offered, production process, distribution methods, and regulatory aspects of each division are similar and, accordingly, Legg Mason aggregates the three divisions into one reportable business segment, Asset Management.

**Continuing Operations**

Asset Management provides investment advisory services to institutional and individual clients and to company-sponsored investment funds. The primary sources of revenue in Asset Management are investment advisory, distribution and administrative fees, which typically are calculated as a percentage of the AUM and vary based upon factors such as the type of underlying investment product and the type of services that are provided. In addition, performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks. Distribution fees on company-sponsored investment funds are included in Asset Management, along with a corresponding expense representing fees paid to unaffiliated distributors of those funds, including parties that were related parties prior to the sale.

Legg Mason principally operates in the United States and the United Kingdom. Revenues and expenses for geographical purposes are generally allocated based on the location of the office providing the services.

Results by geographic region are as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| **OPERATING REVENUES** | | | |
| United States | **$3,272,938** | $2,206,644 | $1,444,688 |
| United Kingdom | **829,368** | 356,783 | 103,354 |
| Other | **241,369** | 81,785 | 22,658 |
| Total | **$4,343,675** | $2,645,212 | $1,570,700 |
| **INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX PROVISION AND MINORITY INTERESTS** | | | |
| United States | **$ 775,899** | $ 604,313 | $ 441,358 |
| United Kingdom | **243,477** | 106,104 | 33,362 |
| Other | **24,478** | 5,045 | (3,962) |
| Total | **$1,043,854** | $ 715,462 | $ 470,758 |

Intangible assets, net and goodwill by geographic region are as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| **INTANGIBLE ASSETS, NET AND GOODWILL** | | | |
| United States | **$5,413,616** | $5,364,786 | $1,357,111 |
| United Kingdom | **1,243,053** | 1,232,697 | 71,735 |
| Other | **201,580** | 199,632 | 17,877 |
| Total | **$6,858,249** | $6,797,115 | $1,446,723 |

## Discontinued Operations

Financial results of discontinued operations' business segments were as follows:

| | 2006 | 2005 |
|---|---|---|
| **NET REVENUES** | | |
| Private Client | $ 502,400 | $ 727,888 |
| Capital Markets | 168,751 | 306,653 |
| | 671,151 | 1,034,541 |
| Reclassification[1] | (125,436) | (178,175) |
| Total | $ 545,715 | $ 856,366 |
| **INCOME BEFORE INCOME TAX PROVISION** | | |
| Private Client | $ 100,289 | $ 132,785 |
| Capital Markets | 9,115 | 55,164 |
| Total | $ 109,404 | $ 187,949 |

(1) Represents distribution fees from proprietary mutual funds, historically reported in Private Client, that have been reclassified to Asset Management as distribution fee revenue, with a corresponding distribution expense, to reflect Legg Mason's continuing role as funds' distributor.

For the fiscal year ended March 31, 2006, the net revenues and net income of Legg Mason's Private Client and Capital Markets businesses reflect activity only for the eight months Legg Mason owned the businesses.

Results of discontinued operations by geographic region are as follows:

| | 2006 | 2005 |
|---|---|---|
| **NET REVENUES** | | |
| United States | $530,257 | $833,950 |
| United Kingdom | 5,952 | 5,449 |
| Other | 9,506 | 16,967 |
| Total | $545,715 | $856,366 |
| **INCOME BEFORE INCOME TAX PROVISION** | | |
| United States | $107,726 | $186,462 |
| United Kingdom | 362 | 437 |
| Other | 1,316 | 1,050 |
| Total | $109,404 | $187,949 |

Private Client distributed a wide range of financial products through its branch distribution network, including equity and fixed income securities, proprietary and non-affiliated mutual funds and annuities. The primary sources of net revenues for Private Client were commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned from mutual funds, fee-based account fees and net interest from customers' margin loan and credit account balances. Sales credits associated with underwritten offerings initiated in the Capital Markets segment were reported in Private Client when sold through its branch distribution network.

Capital Markets consisted of Legg Mason's equity and fixed income institutional sales and trading and corporate and public finance. The primary sources of revenue for equity and fixed income institutional sales and trading included commissions and principal credits on transactions in both corporate and municipal products. Legg Mason maintained proprietary fixed income and equity securities inventory primarily to facilitate customer transactions and as a result recognized trading profits and losses from Legg Mason's trading activities. Corporate finance revenues included underwriting fees and advisory fees from private placements and mergers and acquisitions. Sales credits associated with underwritten offerings were reported in Capital Markets when sold through institutional distribution channels. The results of this business segment also included realized and unrealized gains and losses on investments acquired in connection with merchant and investment banking activities.

## QUARTERLY FINANCIAL DATA[1]

*(Dollars in thousands, except per share amounts)*

*(Unaudited)*

| | Quarter Ended | | | |
|---|---|---|---|---|
| **Fiscal 2007** | **Mar. 31** | **Dec. 31** | **Sept. 30** | **Jun. 30** |
| **Operating Revenues** | **$1,141,797** | **$1,132,973** | **$1,030,685** | **$1,038,220** |
| **Operating Expenses** | **869,343** | **869,579** | **795,669** | **780,786** |
| **Operating Income** | **272,454** | **263,394** | **235,016** | **257,434** |
| **Other Income (Expense)** | **1,841** | **14,440** | **3,726** | **(4,451)** |
| **Income from Continuing Operations before Income Tax Provision and Minority Interests** | **274,295** | **277,834** | **238,742** | **252,983** |
| **Income tax provision** | **102,046** | **103,652** | **95,019** | **96,895** |
| **Income from Continuing Operations before Minority Interests** | **172,249** | **174,182** | **143,723** | **156,088** |
| **Minority interests, net of tax** | **225** | **(121)** | **(47)** | **(53)** |
| **Income from Continuing Operations** | **172,474** | **174,061** | **143,676** | **156,035** |
| **Gain on sale of discontinued operations, net of tax** | **—** | **572** | **—** | **—** |
| **Net Income** | **$ 172,474** | **$ 174,633** | **$ 143,676** | **$ 156,035** |
| **Net Income per Share:** | | | | |
| **Basic:** | | | | |
| **Income from continuing operations** | **$ 1.22** | **$ 1.23** | **$ 1.02** | **$ 1.11** |
| **Diluted:** | | | | |
| **Income from continuing operations** | **1.19** | **1.21** | **1.00** | **1.08** |
| **Cash dividend per share** | **0.21** | **0.21** | **0.21** | **0.18** |
| **Stock price range:** | | | | |
| **High** | **110.17** | **105.88** | **102.73** | **127.47** |
| **Low** | **93.16** | **84.40** | **81.05** | **92.07** |

As of May 21, 2007, the closing price of Legg Mason's common stock was $100.05.

| | Quarter Ended | | | |
|---|---|---|---|---|
| Fiscal 2006 | Mar. 31 | Dec. 31 | Sept. 30 | Jun. 30 |
| Operating Revenues | $1,052,149 | $688,989 | $466,388 | $437,686 |
| Operating Expenses | 805,467 | 534,756 | 327,819 | 297,439 |
| Operating Income | 246,682 | 154,233 | 138,569 | 140,247 |
| Other Income (Expense) | 10,307 | 14,422 | 9,138 | 1,864 |
| Income from Continuing Operations before Income Tax Provision and Minority Interests | 256,989 | 168,655 | 147,707 | 142,111 |
| Income tax provision | 102,171 | 64,881 | 55,572 | 52,971 |
| Income from Continuing Operations before Minority Interests | 154,818 | 103,774 | 92,135 | 89,140 |
| Minority interests, net of tax | (3,171) | (2,989) | — | — |
| Income from Continuing Operations | 151,647 | 100,785 | 92,135 | 89,140 |
| Income (loss) from discontinued operations, net of taxes | (2,191) | 16,076 | 28,901 | 23,635 |
| Gain on sale of discontinued operations, net of tax | 598 | 643,442 | — | — |
| Net Income | $ 150,054 | $760,303 | $121,036 | $112,775 |
| Net Income per Share: | | | | |
| Basic: | | | | |
| Income from continuing operations | $ 1.09 | $ 0.83 | $ 0.82 | $ 0.82 |
| Income (loss) from discontinued operations | (0.02) | 0.13 | 0.26 | 0.22 |
| Gain on sale of discontinued operations | .01 | 5.27 | — | — |
| Diluted: | | | | |
| Income from continuing operations | 1.04 | 0.77 | 0.75 | 0.74 |
| Income (loss) from discontinued operations | (0.01) | 0.12 | 0.24 | 0.19 |
| Gain on sale of discontinued operations | — | 4.91 | — | — |
| Cash dividend per share | 0.18 | 0.18 | 0.18 | 0.15 |
| Stock price range: | | | | |
| High | 139.00 | 126.33 | 118.02 | 108.14 |
| Low | 116.60 | 100.00 | 99.75 | 69.82 |

(1) Due to rounding of quarterly results, total amounts for each fiscal year may differ immaterially from the annual results.

THIS PAGE INTENTIONALLY LEFT BLANK

## EXECUTIVE OFFICERS

**Raymond A. Mason**
*Chairman, President and Chief Executive Officer*

**Peter L. Bain**
*Senior Executive Vice President*

**Mark R. Fetting**
*Senior Executive Vice President*

**Timothy C. Scheve**
*Senior Executive Vice President*

**F. Barry Bilson**
*Senior Vice President*

**Deepak Chowdhury**
*Senior Vice President*

**Charles J. Daley, Jr.**
*Senior Vice President, Chief Financial Officer and Treasurer*

**Elisabeth N. Spector**
*Senior Vice President*

## CORPORATE DATA

**Executive Offices**
100 Light Street
Baltimore, Maryland 21202
(410) 539-0000
www.leggmason.com

**SEC Certifications**
The certifications by the Chief Executive Officer and the Chief Financial Officer of Legg Mason, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Legg Mason's Annual Report on Form 10-K for fiscal 2007.

**NYSE Certification**
In 2006, the Chief Executive Officer of Legg Mason, Inc. submitted an unqualified annual certification to the NYSE regarding the Company's compliance with the NYSE corporate governance listing standards.

**Form 10-K**
Legg Mason's Annual Report on Form 10-K for fiscal 2007, filed with the Securities and Exchange Commission and containing audited financial statements, is available upon request without charge by writing to the Executive Offices of the Company.

Copies can also be obtained by accessing our website at www.leggmason.com

**Independent Registered Public Accounting Firm**
PricewaterhouseCoopers LLP
100 E. Pratt Street
Baltimore, Maryland 21202
(410) 783-7600
www.pwc.com

**Transfer Agent**
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(866) 668-6550
www.amstock.com

**Common Stock**
Shares of Legg Mason, Inc. common stock are listed and traded on the New York Stock Exchange (symbol: LM). As of March 31, 2007, there were 1,911 shareholders of record of the Company's common stock.

## TOTAL RETURN PERFORMANCE

The graph below compares the cumulative total stockholder return on Legg Mason's common stock for the last five fiscal years with the cumulative total return of the S&P 500 Stock Index and the SNL Asset Manager Index over the same period (assuming the investment of $100 in each on March 31, 2001). The SNL Asset Manager Index consists of 23 asset management firms. The graph also shows the stockholder return over the period of the SNL Securities and Investments Index. Legg Mason believes that the SNL Securities and Investments Index, which consists of 86 broker dealer and asset management firms, is no longer an appropriate index to compare to its common stock performance because Legg Mason is now solely an asset management firm and has sold its broker dealer business.


Legg Mason, Inc.
S&P 500 Stock Index
SNL Securities & Investments Index
SNL Asset Manager Index
Index Value
400
350
300
250
200
150
100
50
03/31/02
03/31/03
03/31/04
03/31/05
03/31/06
03/31/07

| | PERIOD ENDING | | | | | |
|---|---|---|---|---|---|---|
| **Index** | 03/31/02 | 03/31/03 | 03/31/04 | 03/31/05 | 03/31/06 | 03/31/07 |
| Legg Mason, Inc. | 100.00 | 92.64 | 177.65 | 226.33 | 365.31 | 276.86 |
| S&P 500 Stock Index | 100.00 | 75.24 | 101.66 | 108.46 | 121.18 | 135.52 |
| SNL Securities & Investments Index | 100.00 | 69.85 | 112.44 | 117.59 | 169.11 | 194.58 |
| SNL Asset Manager Index | 100.00 | 69.40 | 110.25 | 128.71 | 181.22 | 203.19 |

*Source: SNL Financial LC, Charlottesville, VA*
*Source: S&P 500 Stock Index return rates obtained from www.standardandpoors.com*

LEGG MASON

100 Light Street
Baltimore, MD 21202

www.leggmason.com

END